 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 11, 2000
                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ---------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                ---------------
                                 NEOPOINT, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                              3663                            33-0762531
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                        4225 EXECUTIVE SQUARE, SUITE 600
                               LA JOLLA, CA 92037
                                 (858) 458-2800
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                ---------------
                                 WILLIAM Y. SON
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                 NEOPOINT, INC.
                        4225 EXECUTIVE SQUARE, SUITE 600
                               LA JOLLA, CA 92037
                                 (858) 458-2800
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                                ---------------
                                   COPIES TO:

               DAVID A. HAHN, ESQ.                               DAVID G. ODRICH, ESQ.
            HOWARD L. ARMSTRONG, ESQ.                           ANNA RUIZ ROTHBART, ESQ.
                 LATHAM & WATKINS                           BROBECK, PHLEGER & HARRISON LLP
            701 "B" STREET, SUITE 2100                            TWO EMBARCADERO PLACE
           SAN DIEGO, CALIFORNIA 92101                               2200 GENG ROAD
                  (619) 236-1234                                  PALO ALTO, CA 94303
                                                                     (650) 496-2885

                                ---------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
      TITLE OF EACH CLASS OF            PROPOSED MAXIMUM          AMOUNT OF
   SECURITIES TO BE REGISTERED     AGGREGATE OFFERING PRICE(1) REGISTRATION FEE
-------------------------------------------------------------------------------
Common Stock, $0.001 par value...         $75,000,000              $19,800
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

(1) Estimated solely for purposes of determining the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

                                ---------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY + +NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN + +OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE +
+SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             SUBJECT TO COMPLETION

               PRELIMINARY PROSPECTUS DATED JANUARY 11, 2000

PROSPECTUS

                                       SHARES

                                 NEOPOINT, INC.

                                  COMMON STOCK

                                  -----------

    This is NeoPoint, Inc.'s initial public offering of common stock.

    We expect the public offering price to be between $   and $   per share.
Currently, no public market exists for the shares. We have applied to have the common stock approved for quotation on the Nasdaq National Market under the symbol "NEOI."

    INVESTING IN THE COMMON STOCK INVOLVES RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 10 OF THIS PROSPECTUS.

                                                              PER SHARE TOTAL
                                                              --------- -----
     Public offering price...................................    $       $
     Underwriting discount...................................    $       $
     Proceeds, before expenses, to NeoPoint, Inc.............    $       $

    The underwriters may also purchase up to an additional     shares at the
public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

    At our request, the underwriters have reserved up to 5% of the shares of our common stock offered by this prospectus for sale, at the initial public offering price, to some of our employees, executive officers and directors and to individuals designated by them. The number of shares of common stock available for sale to the general public in this offering will be reduced to the extent those persons purchase the reserved shares.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    The shares of common stock will be ready for delivery in New York, New York
on or about         , 2000.

                                  -----------

MERRILL LYNCH & CO.

         CHASE H&Q

                  DONALDSON, LUFKIN & JENRETTE

                                                      U.S. BANCORP PIPER JAFFRAY

                                  -----------

                 The date of this prospectus is         , 2000.

INSIDE FRONT COVER

      At the top center of the page is NeoPoint's logo, which consists of the word "NeoPoint" followed by a TM symbol. Underneath the word "NeoPoint" are the words "Simply More Intelligent." In the center of the page tilted at an angle is an image of the NP1000 SmartPhone containing the graphic icon menu in the LCD display of the phone. Surrounding the phone, in the background of the page, are screened images of various information services. Clockwise, starting in the upper left hand corner are sample flight information, a directional compass, driving directions and a list of stock quotes. At the bottom of the page are three small images of three SmartPhones. Starting from the left, the first phone bears the NeoPoint brand, the second phone bears the Sprint brand, and the third phone bears the NeoPoint brand and the Bell Mobility brand.

INSIDE FRONT COVER FOLD-OUT ARTWORK

      A two-page fold-out layout containing two rows of five phones each, separated by the following line of text, "Introducing the first smartphone that can publish its own reviews." Each of the phones display a quote from a previously published source.

      Starting in the upper left-hand corner of the page, the quote in the first phone reads, "The NeoPoint phone has Next Generation written all over it. New York Times 4/15/99." The second phone reads "Look for this hot newcomer from upstart Innovative Global Solutions (NeoPoint) to take rivals by surprise. Business Week 5/3/99." The third phone reads, "The NeoPoint turns out to be the first smartphone to really get it right. PCS Week 2/10/99." The fourth phone reads, "That's why I predict the NeoPoint 1000 will be the runaway tech-toy of the year. Eric Elia@Home Network, 7/25/99." The fifth phone reads, "Street Envy
Factor: High, sleek, design, affordable price. U.S. News & World Report, 6/14/99." The first phone in the second row is held in the palm of a hand with the LCD display showing the graphic icon menu. The second phone in the row reads, "The NeoPoint . . . is for road warriors and those craving a whole lot less heft on their belts. Man, I can't wait. Wired, June 1999." The third phone reads, "The PCS CDMA NeoPoint has all the data trappings . . . a big 11-line screen displays it all, including e-mail. Fortune, Summer 1999." The fourth phone reads, "The champagne silver NeoPoint 1000 is the most elegant combination of wireless phone and personal organizer to date. GQ, December 1999." The fifth phone reads, "Five Stars.*****. The best blend of wireless data and voice in a slick package. PC Computing, December 1999."

      To the right of the phones at the top of the page is the trademarked NeoPoint logo -- The word NeoPoint is followed by a TM symbol. Underneath, are the words "Simply More Intelligent." Below this line in a column are three graphic icons with descriptions below each. Starting from the top is the icon of a planet that represents the Web as taken from the phone screen when it is connected to the Internet. The description below the icon reads "Just say "Internet' to quickly connect to the web for access to your e-mail, stock quotes, weather, flight info, the yellow pages and more." The second icon in the column is the Soft Sync Plus icon taken directly from the phone screen. The description below reads "Soft Sync Plus TM lets you update contacts, "to-do' items and schedules on your PC, then sync the new data directly into your phone." The third icon in the column is the in-box icon taken directly from the phone screen. The description below reads "Now you can read and send e-mail on the fly without having to fuss with your laptop." At the bottom of the column is the disclaimer that reads "Copyright 1999, 2000 NeoPoint, Inc. NeoPoint, NeoPoint logo and Soft Sync Plus are trademarks of NeoPoint, Inc. All rights reserved. All other trademarks are properties of their respective owners."

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   5
Risk Factors.............................................................  10
Forward-Looking Statements...............................................  23
Use of Proceeds..........................................................  24
Dividend Policy..........................................................  24
Capitalization...........................................................  25
Dilution.................................................................  26
Selected Financial Data..................................................  27
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  28
Business.................................................................  34
Management...............................................................  46
Certain Transactions.....................................................  54
Principal Stockholders...................................................  57
Description of Capital Stock.............................................  59
Shares Eligible for Future Sale..........................................  62
Underwriting.............................................................  64
Legal Matters............................................................  66
Experts..................................................................  66
Where You Can Find More Information......................................  67
Index to Financial Statements............................................ F-1

                               ----------------

      YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT, AND THE UNDERWRITERS HAVE NOT, AUTHORIZED ANY PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. WE ARE NOT, AND THE UNDERWRITERS ARE NOT, MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                               ----------------

      Unless stated otherwise, all financial information and share and per share data in this prospectus:

    . assumes the exercise of warrants to purchase an aggregate of 2,200,000 shares of our Series C preferred stock at an exercise price of $6.00, which would expire if not exercised prior to the closing of this offering;

    . assumes the exercise of warrants to purchase 650,000 shares of our Series C preferred stock at an exercise price of $8.00, which would expire if not exercised prior the closing of this offering;

    . reflects the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 18,991,668 shares of common stock upon the closing of this offering, including the shares of Series C preferred stock to be issued upon the exercise of the warrants described above;

    . assumes that the underwriters do not exercise their over-allotment option;

    . does not include shares reserved for issuance under our stock option plans or our employee stock purchase plan; and

    . assumes the reincorporation of our company in Delaware prior to the closing of this offering.

                               ----------------

      NeoPoint, myAladdin, myAladdin.com and SmartService are trademarks of NeoPoint, Inc. This prospectus contains product names, trade names and trademarks of NeoPoint and other organizations.

                      (This page intentionally left blank)

                               PROSPECTUS SUMMARY

      This summary highlights selected information contained elsewhere in this prospectus. To understand this offering fully, you should read the entire prospectus carefully, including the risk factors and the financial statements and related notes, before you decide whether to invest in our common stock.

                                  OUR COMPANY

      NeoPoint is a leading provider of advanced SmartPhones and intelligent mobile portal services for users of wireless devices. Our SmartPhones integrate high-quality voice capabilities with e-mail, Internet access and personal digital assistant, or PDA, functionality into a single wireless device. Our myAladdin.com SmartService is a wireless Internet portal designed to provide intelligent information and customized content on a non-branded basis to wireless carriers and other consumer-oriented businesses.

      Our SmartPhones are among the first products to capitalize on the convergence of wireless voice and data applications. We design our SmartPhones, together with our myAladdin.com SmartService, to enable our customers to offer compelling services that create additional revenue opportunities and build brand recognition. We believe that our products and services allow our customers to attract and retain subscribers and differentiate themselves from their competitors.

      Greater sophistication among subscribers has led to increased awareness of alternative price and service offerings. As a result, subscribers have an increasing tendency to switch from one wireless carrier to another in search of new products and better or less expensive services. To meet these challenges, wireless carriers are seeking new product and service offerings to attract and retain subscribers as well as differentiate themselves from their competitors.

      Due to a broad combination of factors, including the growth of the Internet and the mobile wireless communication industry, a convergence of mobile voice and data applications has begun. The emergence of multi-purpose wireless devices, combined with the expansion of carrier networks' data capabilities and the development of Wireless Application Protocol, or WAP, has led to a large market opportunity to provide Internet-based products and services that are interoperable.

      In the past, wireless devices focused on meeting a primary need of users, such as PDA functionality, e-mail and two-way paging capabilities, or voice applications. We believe voice capability will continue to drive demand for wireless devices. In addition, the large and growing installed base of mobile phones provides a large market of consumers accustomed to upgrading their mobile phones as technology improves. Accordingly, we believe that the mobile phone is the most compelling platform for delivering advanced wireless data functionalities.

                                  OUR SOLUTION

      SmartPhones. We believe that our SmartPhones are the first commercial products to integrate Internet access, PDA functionality and data transmission capability into a traditional wireless handset without sacrificing ease-of-use, convenience, appearance, functionality or cost. Our SmartPhones:

    .  provide high-quality digital wireless voice capabilities;

    . offer a wide range of data capabilities, such as Internet browser and e-mail applications;

    . incorporate PDA functionalities, including contact information, task list and appointment calendar and personal computer synchronization;

    .  dial or perform other functions using voice commands; and

    . feature an 11 line x 24 character display that is significantly larger than a traditional cellular telephone display.

      myAladdin.com SmartService. We believe that our myAladdin.com SmartService is the first wireless Internet portal that has the intelligence necessary to allow wireless carriers and other consumer-oriented businesses to provide compelling, convenient and useful services to their customers. We intend to deliver personalized, localized and timely content that improves upon customer personalization services currently in use. We begin with customer-indicated preferences, which allow individuals to identify those services they want to receive and when they want to receive them. We then add location intelligence that uses global positioning system, or GPS, or other location technologies to provide information and services based on the user's current location. Most importantly, we use intelligent personalization, which is an accumulation of the end user's request patterns learned over a period of time, resulting in real-time customization of information and services. Because this learned personalization increases over time and cannot be easily recreated, we believe that our myAladdin.com SmartService will make the consumer less likely to change service providers.

      Our myAladdin.com SmartService will be offered to wireless carriers and other consumer-oriented businesses, such as banks and brokerage firms. We intend to provide both content and enabling technology that will allow our customers to deploy branded and customized content and applications over the Internet to their customers with wireless capabilities. We believe that wireless carriers and other consumer-oriented businesses are searching for the type of customer "stickiness" that our myAladdin.com SmartService can create.

      Our strategy is to become a leading supplier of SmartPhones to wireless carriers and other customers worldwide. We also intend to develop and expand our myAladdin.com SmartService for sale to wireless carriers and other consumer-oriented businesses for use as part of their own wireless Internet portal strategies. Key elements of this strategy include accelerating innovations related to our SmartPhones, expanding and enhancing our myAladdin.com SmartService, developing and leveraging the NeoPoint brand and extending our strategic alliances and relationships.

                             CORPORATE INFORMATION

      We were incorporated in California in June 1997 and will be reincorporated in Delaware prior to the consummation of this offering. Our principal executive offices are located at 4225 Executive Square, Suite 600, La Jolla, CA 92037, our telephone number is (858) 458-2800 and our website is located at www.neopoint.com. Information in our website is not a part of this prospectus.

                                  THE OFFERING

 Common stock offered...........               shares
 Common stock to be outstanding
  after the offering............               shares
 Use of proceeds................ For working capital and other general corporate purposes, including research and development expenditures, sales
                                 and marketing expenditures and potential acquisitions or
                                 investments. See "Use of Proceeds."
 Risk factors................... See "Risk Factors" for a discussion of factors you should carefully consider before deciding whether to invest in
                                 shares of our common stock.
 Proposed Nasdaq National Market
  symbol........................ NEOI

      The number of shares that will be outstanding after the offering is based on the number of shares outstanding as of December 31, 1999 and excludes:

    . 4,855,048 shares of common stock issuable upon exercise of options outstanding at December 31, 1999 under our 1998 stock option plan, with a weighted average exercise price of $0.24 per share; and

    . 379,693 shares of common stock issuable upon exercise of warrants, with an exercise price of $2.50 per share and 379,693 shares of common stock issuable upon exercise of additional warrants, with an exercise price of $4.00 per share.

                             SUMMARY FINANCIAL DATA
                (in thousands, except share and per share data)

      The following summary financial data should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the notes thereto included elsewhere in this prospectus. The statement of operations data for the period from June 27, 1997 (inception) through December 31, 1997 and the fiscal year ended December 31, 1998 are derived from, and are qualified by reference to, our audited financial statements included elsewhere in this prospectus. The statement of operations data for the nine-month periods ended September 30, 1998 and 1999 are derived from, and are qualified by reference to, our unaudited financial statements included elsewhere in this prospectus.

                                 PERIOD FROM
                                JUNE 27, 1997
                                 (INCEPTION)               NINE MONTHS ENDED
                                   THROUGH     YEAR ENDED    SEPTEMBER 30,
                                DECEMBER 31,  DECEMBER 31, -------------------
                                    1997          1998      1998       1999
                                ------------- ------------ -------  ----------
                                                              (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net revenues(1)...............      $  --      $     651   $   232  $   23,619
Operating Expenses:
  Cost of revenues............         --            426       169      18,831
  Marketing and selling.......         24            657       347       3,642
  Research and development....        148          3,544     2,404       6,232
  General and administrative..        792          2,966     1,757       2,658
  Amortization of deferred
   stock compensation and
   other stock-based awards...         --            655       392       7,956
                                    -----      ---------   -------  ----------
Total operating expenses......        964          8,248     5,069      39,319
                                    -----      ---------   -------  ----------
Loss from operations..........       (964)        (7,597)   (4,837)    (15,700)
Interest income, net..........          6             55        23         172
                                    -----      ---------   -------  ----------
Net loss......................       (958)        (7,542)   (4,814)    (15,528)
Imputed beneficial conversion
 dividends on preferred
 stock........................         --             --        --      (7,755)
                                    -----      ---------   -------  ----------
Net loss applicable to common
 stockholders.................      $(958)     $  (7,542)  $(4,814) $  (23,283)
                                    =====      =========   =======  ==========
Basic and diluted net loss per
 common share(2)..............        n/a      $   (8.34)  $ (6.58) $   (12.95)
                                    =====      =========   =======  ==========
Weighted average shares used
 in computation(2)............         --        904,667   731,149   1,797,654
                                    =====      =========   =======  ==========
Pro forma basic and diluted
 net loss per common
 share(3).....................                 $   (1.76)           $    (1.25)
                                               =========            ==========
Weighted average shares used
 in pro forma computation(3)..                 4,275,862            12,374,124
                                               =========            ==========

                                              AS OF SEPTEMBER 30, 1999
                                       ---------------------------------------
                                                                  PRO FORMA
                                         ACTUAL    PRO FORMA(3) AS ADJUSTED(4)
                                       ----------- ------------ --------------
                                       (UNAUDITED) (UNAUDITED)   (UNAUDITED)
BALANCE SHEET DATA:
Cash, cash equivalents and marketable
 securities...........................   $13,352     $61,952
Working capital.......................     6,626      55,226
Total assets..........................    35,994      84,594
Capital lease obligations, net of
 current portion......................       101         101
Total stockholders' equity............    11,715      60,315

--------
(1) The amount recorded for the nine months ended September 30, 1999 reflects a reduction of $2.4 million related to the amortization of a deferred sales discount recorded in connection with the issuance of warrants to Sprint PCS. See Note 6 to our financial statements.

(2) See Note 2 to our financial statements for a description of the computation of basic and diluted net loss per common share on a regular and pro forma basis, including a summary of the computation of weighted average shares.

(3) Gives pro forma effect to: i) the issuance of 3,775,000 shares of Series C preferred stock and warrants to purchase 1,500,000 shares of Series C preferred stock in December 1999 for aggregate proceeds of $30.2 million;
    ii) the issuance of additional warrants to purchase 1,350,000 shares of Series C preferred stock in October and December 1999; iii) the exercise of these warrants, that will expire if not exercised prior to the closing of this offering, to purchase an aggregate of 2,850,000 shares of Series C preferred stock for aggregate proceeds of $18.4 million; and iv) the conversion of all outstanding shares of preferred stock, including the shares of preferred stock received upon exercise of these warrants, into an aggregate of 18,991,668 shares of common stock.

(4) As adjusted to reflect the sale of     shares of common stock in this
    offering, at an assumed offering price of $   per share after deducting the
    estimated underwriting discount and estimated offering expenses, and our receipt and application of the net proceeds.

                                  RISK FACTORS

      An investment in our common stock involves a high degree of risk. You should carefully consider the following risks, as well as the other information contained in this prospectus. If any of the following risks actually occur, our business could be harmed. In that case, the trading price of our common stock could decline, and you might lose all or part of your investment. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us, or that we currently see as immaterial, may also harm our business.

OUR FUTURE RESULTS ARE UNCERTAIN BECAUSE WE HAVE A LIMITED OPERATING HISTORY

      We only have a limited operating history on which you can base your evaluation of our business. While we commenced operations in October 1997, we shipped our first SmartPhones in late August 1999 and have shipped only a limited number of phones to date. In addition, our myAladdin.com SmartService was announced in November 1999 and has not yet commenced commercial operation. Prior to September 1999, substantially all of our revenues were derived from providing systems engineering and consulting work. Accordingly, you should assess our prospects in light of the risks and difficulties frequently encountered by companies in the early stage of development, particularly companies in new and rapidly evolving industries.

WE HAVE HISTORICALLY INCURRED LOSSES AND WE MAY NOT ACHIEVE PROFITABILITY

      We have not operated profitably to date. We incurred net losses of $7.5 million for the year ended December 31, 1998 and $15.5 million for the nine months ended September 30, 1999. At September 30, 1999, we had an accumulated deficit of $31.8 million. We intend to continue to make significant investments in our research and development and sales and marketing operations and will need to generate significant revenues to become profitable on a quarterly or annual basis. We may not achieve or sustain our revenue or profit goals, and our ability to do so depends on a number of factors beyond our control. Accordingly, we cannot be certain that we will achieve profitability in the future. Furthermore, if we do become profitable, we may not be able to sustain or increase our profitability.

IF WIRELESS TELEPHONES DO NOT ACHIEVE WIDESPREAD MARKET ACCEPTANCE FOR MOBILE DELIVERY OF E-MAIL AND OTHER INTERNET-BASED SERVICES AND FOR PDA FUNCTIONS, OUR ABILITY TO SELL OUR SMARTPHONES AND OUR MYALADDIN.COM SMARTSERVICE WOULD BE SIGNIFICANTLY LIMITED

      Our future success depends significantly on our ability to increase revenues from sales of our SmartPhones. If wireless telephones are not widely adopted for mobile delivery of e-mail and other Internet-based services or for PDA functionality, or if mobile delivery of these services and information does not become widely accepted, our ability to sell our SmartPhones would be materially impaired. Traditional wireless telephones that have no data capability or only limited data capability currently have, and are expected to continue to have, sales prices that are significantly less than the prices of our SmartPhones. Moreover, our target customers currently use many competing products--such as personal digital assistants, portable computers and other hand-held devices, to perform functions similar to or, in some cases, better than those of our SmartPhones. In addition, our myAladdin.com SmartService will depend on wireless telephone users as an important potential customer base. If mobile individuals do not adopt wireless telephones as a means of accessing e-mail and other Internet-based services and for PDA functions, our ability to sell our SmartPhones and our myAladdin.com SmartService would be significantly limited.

WE FACE SIGNIFICANT COMPETITIVE PRESSURES, WHICH MAY HAVE A MATERIAL ADVERSE EFFECT ON US

      The market for our products and services is highly competitive and we expect competition to increase significantly in the future. In addition, because our industry is new and evolving and characterized by rapid technological change, it is difficult for us to predict whether, when and by whom new competing technologies, products or services may be introduced into our markets. Currently, in the sale of our SmartPhones we compete against a number of large, established companies, including, but not limited to, Audiovox, DENSO, Ericsson,

Kyocera, LG Information & Communications, or LGIC, Motorola, Nokia, QUALCOMM, Samsung, SANYO, Siemens and Sony. Our SmartPhones also compete against a variety of non-telephone products, such as PDAs and other hand-held computing devices. Principal competitors producing these products currently include, but are not limited to, Casio, 3Com/Palm Computing, Compaq, Handspring, Hewlett-Packard, Motorola and Research in Motion.

      Our myAladdin.com SmartService is expected to compete against a variety of different types of companies, including wireless equipment manufacturers, Internet service providers and portals and other content providers, Internet software applications, electronic messaging applications and personal information management software solutions. Our principal competitors for our myAladdin.com SmartService currently are Internet service providers that target mobile devices, including but not limited to InfoSpace.com, Phone.com and 724 Solutions and in-house solutions from network or wireless carriers. We believe that we face potential additional competition from traditional Internet portals, including but not limited to America Online, Excite@Home, The Microsoft Network and Yahoo!.

      We cannot assure you that we will be able to compete effectively against any of our current or future competitors. In addition, increased competition or other competitive pressures may result in price reductions, reduced margins or loss of market share, any of which could have a material adverse effect on our business, financial condition or results of operations. Many of our current and potential competitors have longer operating histories and significantly greater financial, technical, marketing, customer service and other resources than we do. These competitors also have the advantages of greater name recognition, more established relationships with wireless carriers and other industry participants and a larger installed base of customers. As a result, these competitors may be able to respond to new or emerging technologies and changes in customer requirements faster and more effectively than we can. They may also be able to devote greater resources to the development, promotion and sale of products and services than we can.

      In addition, we also compete against companies with whom we currently or may in the future have strategic or other key relationships. For example, we compete with LGIC in the sale of our SmartPhones. LGIC currently has exclusive manufacturing rights for our first three CDMA-based SmartPhone models. We also expect to compete against Siemens and GVC Corporation, or GVC, who we expect will have manufacturing rights for some future models of our SmartPhones. See "Business--Manufacturing." LGIC has, and GVC and Siemens are expected to have, exclusive rights to sell some SmartPhone models in designated geographic regions. LGIC has, and Siemens is expected to have, non-exclusive rights to sell some SmartPhone models in other regions. In addition, we compete with QUALCOMM in the sale of our SmartPhones and also license from QUALCOMM the CDMA technology incorporated into our SmartPhones. We currently license Internet browser technology from Phone.com, which has also recently introduced an Internet portal service which competes with our myAladdin.com SmartService. We also compete with InfoSpace.com, which is currently a content provider to our myAladdin.com SmartService. Any such competition with these or other current or future parties with whom we have strategic relationships could have a material adverse effect on those strategic relationships and on our business.

SUBSTANTIALLY ALL OF OUR SALES OF SMARTPHONES TO DATE HAVE BEEN TO SPRINT PCS, AND WE EXPECT TO CONTINUE TO RELY ON SALES TO A SMALL NUMBER OF CUSTOMERS FOR THE FORESEEABLE FUTURE

      Substantially all of our sales of SmartPhones to date have been to Sprint PCS. For the nine months ended September 30, 1999, sales of SmartPhones to Sprint PCS accounted for approximately 94% of our total net revenues. Our purchase and supply contract with Sprint PCS expires on January 31, 2000. If Sprint PCS does not extend that contract or if we do not enter into a new contract with Sprint PCS or one or more other wireless carriers, it would have a material adverse effect on our financial results and the market price of our common stock.

      We believe that for the foreseeable future we will continue to depend on a limited number of customers, comprised primarily of wireless carriers, for a significant portion of our revenues. If any significant customer discontinues its relationship with us for any reason or reduces or postpones current or expected purchase commitments for our products, it could have a material adverse effect on our business, financial condition or results of operations.

OUR MARKETS ARE SUBJECT TO RAPID TECHNOLOGICAL CHANGE AND TO COMPETE EFFECTIVELY, WE MUST CONTINUALLY INTRODUCE NEW SMARTPHONES AND SERVICES THAT ACHIEVE MARKET ACCEPTANCE

      The markets for our SmartPhones and myAladdin.com SmartService are characterized by rapid technological change, frequent new product and service introductions and enhancements, uncertain product life cycles and changing end-user customer demands. The introduction of products or services embodying new technologies and the emergence of new industry standards could render existing products or services obsolete or unmarketable and cause us to incur significant development costs. Our current SmartPhones utilize only CDMA technology. To the extent that CDMA does not remain a widely adopted communications standard, our business would suffer. Furthermore, to the extent that competing technologies such as time division multiple access, or TDMA, or global system for mobile telecommunications, or GSM, become more widely adopted than CDMA, and if we are unable to develop and introduce products to be compatible with these or newer technologies, our business will be harmed. We may not be able to develop and introduce new products, services and enhancements that respond to technological changes or evolving industry standards on a timely basis, in which case our business would suffer. See "Business -- Technology."

      We believe that our future business prospects depend in part on our ability to maintain and improve our current SmartPhones and myAladdin.com SmartService and to develop new products and services in a timely manner. Our products and services will have to achieve market acceptance, maintain technological competitiveness and meet an expanding range of customer requirements. We may experience difficulties that could delay or prevent the successful development, introduction or marketing of new products and services and service enhancements. Additionally, our new products and services and service enhancements may not achieve market acceptance. If we cannot effectively maintain, improve and develop services, we may not be able to recover our fixed costs or otherwise become profitable.

WE CURRENTLY RELY ON AND EXPECT TO CONTINUE TO RELY ON A LIMITED NUMBER OF THIRD PARTIES TO MANUFACTURE AND SERVICE OUR PRODUCTS

      We have no internal manufacturing capability and do not intend to develop that capability for the foreseeable future. Accordingly, we expect to continue to rely on a limited number of third parties to manufacture our products. The manufacture of wireless phones is a complex and precise process involving specialized manufacturing and testing of equipment and procedures, and we will have little, if any, direct control over the manufacturing processes used by these third parties. In addition, these third parties may also manufacture wireless phones for themselves or others, and we cannot assure you that they will not allocate production capacity or schedules to favor themselves or others over us. In addition, if there is an earthquake or other natural disaster affecting these third party manufacturers, they may be unable to manufacture our SmartPhones. If these companies are unable to meet our production, delivery and quality requirements, our business would be materially harmed.

      All of our SmartPhones are currently manufactured by LGIC under a research, development and distribution agreement. Under that agreement, LGIC has the right to be the exclusive manufacturer of our first three CDMA-based SmartPhone models. See "Business -- Manufacturing." If, for whatever reason, LGIC were to be unwilling or unable to manufacture these models of SmartPhones or fail to manufacture them in sufficient quantities or of sufficient quality, we would be unable to deliver these SmartPhones to our customers in a timely manner and our business could be materially harmed. Although we currently have a memorandum of understanding with GVC to manufacture a different model SmartPhone and have a memorandum of understanding with Siemens to manufacture some other future models of our SmartPhones, we cannot assure you that we would be able to finalize alternative manufacturing arrangements in a timely manner for the three SmartPhone models to be manufactured by LGIC.

      We currently rely on an affiliate of LGIC to service our products. This company also services products made by many other companies, including LGIC and certain of our competitors. We have limited direct control over the quality or priority of service given to our products. If this company fails or is unable to provide prompt and effective product service and support, our reputation and business could be significantly harmed.

WE DEPEND ON WIRELESS CARRIERS TO PROVIDE AND ENHANCE THE WIRELESS NETWORKS OVER WHICH OUR SMARTPHONES AND MYALADDIN.COM SMARTSERVICE OPERATE, TO PROVIDE KEY DISTRIBUTION CHANNELS FOR OUR PRODUCTS AND SERVICES AND TO INTRODUCE AND SUPPORT NEW SERVICES UTILIZING OUR PRODUCTS

      Our ability to grow and achieve profitability depends significantly on the business activities of wireless carriers. End-users will utilize our products and services over the wireless networks these companies provide. As such, our SmartPhones are dependent on these networks. If wireless carriers do not provide uninterrupted and "bug-free" service at adequate capacity levels, it may reflect poorly on our products and services and our reputation and business will be harmed. Additionally, we expect to rely to some extent on wireless carriers to provide appropriate levels of customer service and support to their subscribers using our SmartPhones. If they do not do so, it may reflect poorly on our SmartPhones and our reputation and business may be harmed. Moreover, in order for us to accomplish our anticipated growth, the wireless carriers will need to continue to increase the capacity and reliability of their systems to handle increasing volumes of voice and data transmission. In addition, our profitability could be adversely affected if wireless carriers were to increase the prices of their services. At the present time our SmartPhones are used only on the Sprint PCS wireless network. We expect to commence shipments of SmartPhones to Bell Distribution in January 2000, and we expect that these SmartPhones will be used on the Bell Mobility wireless network in Canada in the near future.

      We intend to sell our SmartPhones to wireless carriers and through distribution channels and a direct sales force. As such, wireless carriers represent a key market for our SmartPhones. We will have little, if any, control over the approach and level of effort wireless carriers will utilize in selling our phones. Wireless carriers generally market phones manufactured by several different companies, and they may adopt marketing strategies that favor phones manufactured by other companies. If wireless carriers are unwilling or unable to market our SmartPhones successfully to end-users, our reputation and our ability to consummate additional sales of SmartPhones in the future will be impaired.

      Wireless carriers are also expected to be a key sales channel for our myAladdin.com SmartService. If we are unsuccessful in marketing our myAladdin.com SmartService to wireless carriers, our target market for the service would be significantly limited. We do not have any agreements for the sale of our myAladdin.com SmartService to any wireless carrier at this time. We expect that wireless carriers will continue to develop and continue to use their own service offerings that compete with our myAladdin.com SmartService. If we are successful in marketing the myAladdin.com SmartService to wireless carriers, we will have little, if any, control over the approach and level of effort wireless carriers utilize in marketing the service to their subscribers.

      Wireless carriers also face implementation and support challenges in introducing Internet-based services via wireless telephones, which may slow their rate of adoption or implementation of the services our products enable. Historically, wireless carriers have been relatively slow to implement new complex services such as Internet-based services. In addition, wireless carriers may encounter greater customer service demands to support Internet-based services via wireless telephones than they do for their traditional voice services. We have limited or no control over the pace at which wireless carriers implement these new services. The failure of wireless carriers to introduce and support services utilizing our products in a timely and effective manner could harm our business.

OUR QUARTERLY OPERATING RESULTS HAVE VARIED SIGNIFICANTLY AND, IF THEY CONTINUE TO DO SO, THE MARKET PRICE OF OUR COMMON STOCK COULD BE AFFECTED

      Our operating results have varied significantly from quarter to quarter and may continue to do so in the future. Our quarterly financial results could be impacted significantly by the timing of substantial orders and shipments as well as new releases of our products. Our operating expenses are based on anticipated revenue levels in the short term, are relatively fixed, and are incurred throughout the quarter. Additionally, our products are subject to long sales cycles. As a result, if expected revenues are not realized as anticipated, our quarterly financial results could be materially adversely affected. Quarterly financial results in the future may also be influenced by possible delays in the shipment of new products and entering into or failing to enter into or renew a material contract or order. As a result, we believe that period-to-period comparisons of our operating results are not necessarily meaningful, and you should not rely on them as an indication of our future performance. Although we do not have sufficient operating history to show seasonality, we also expect that our revenues may experience seasonal increases in the third and fourth quarters of the year, as wireless carriers and distributors increase their inventories for year-end sales. In addition, our operating results in a future quarter or quarters may fall below expectations of securities analysts or investors and, as a result, the price of our common stock may fluctuate.

AVERAGE SELLING PRICES OF OUR SMARTPHONES CAN BE EXPECTED TO DECREASE, WHICH MAY REDUCE OUR GROSS MARGINS

      Wireless telephones have historically experienced declines in average selling prices over product life cycles. The average selling prices for our SmartPhones can be expected to decline as a result of competitive pricing pressures, promotional programs and customers who negotiate price reductions in exchange for longer term purchase commitments. We expect competition to increase in the future. The pricing of SmartPhones depends on the specific features and functions of the products, purchase volumes and the level of sales and service support. As we experience pricing pressure, we anticipate that the average selling prices and gross margins for our SmartPhones will decrease over product life cycles. We cannot assure you that we will be successful in developing and introducing on a timely basis new products with enhanced features, or that these products, if introduced, will enable us to maintain our average selling prices and gross margins at current levels.

OUR STRATEGY FOR THE MYALADDIN.COM SMARTSERVICE IS SUBJECT TO SIGNIFICANT UNCERTAINTIES, AND WE MAY NOT BE ABLE TO ACHIEVE MARKET ACCEPTANCE FOR THIS SERVICE

      Our myAladdin.com SmartService has not yet commenced commercial operation and as a start-up enterprise is subject to significant risks and uncertainties. We intend to offer our myAladdin.com SmartService to wireless carriers and other consumer-oriented businesses to enable them to create branded mobile Internet portals for their subscribers. We have limited experience in developing mobile Internet portals, and we may not be successful in executing our business strategy. The success of our myAladdin.com SmartService will depend on a number of factors, including the adoption of the service by wireless carriers and other consumer-oriented businesses, our ability to establish strong relationships with content and information service providers, our ability to provide applications and services and the acceptance by wireless subscribers of the service. Developing these capabilities and commercializing this service will require us to incur significant additional expenses, including costs relating to operating the portal, as well as sales and marketing and research and development expenses. We expect to incur these costs and expenses in advance of generating revenues from this service. Furthermore, our business model for our myAladdin.com SmartService is new and evolving. Even if we are successful in executing this strategy, we cannot be certain that our business model for the myAladdin.com SmartService will result in significant revenues or profitability.

      In order to increase the value of the myAladdin.com SmartService to our customers, we must successfully promote the development of Internet-based applications and content for this market. If content providers and application developers fail to create sufficient applications and content for Internet-based services via wireless communications devices, our business could suffer materially. Our success in motivating content providers and application developers to create and support content and applications that subscribers find attractive will depend, in part, on our ability to develop a customer base large enough to justify significant and continued investments in these endeavors.

      Our myAladdin.com SmartService may also raise privacy concerns due to the location technologies that track the location of the mobile device that utilizes the service and the use of personal identifying information obtained from individuals when accessing Internet content through the service. These concerns could result in reduced use of the myAladdin.com SmartService or potential claims for invasion of privacy by users of the service.

IF THE COMPUTER SYSTEMS THAT OPERATE OUR MYALADDIN.COM SMARTSERVICE MALFUNCTION OR IF THE SECURITY OF THE SERVICE IS COMPROMISED, OUR REPUTATION AND ABILITY TO SELL THE SERVICE COULD SUFFER

      Our myAladdin.com SmartService is subject to various risks relating to potential failures in service operations. We intend to operate the host facilities for the myAladdin.com SmartService on computer systems that are manufactured, housed and maintained by third parties. These systems could be subject to outages that could result in delays in our subscribers' ability to utilize the service. There can be no assurance that our myAladdin.com SmartService will operate correctly if we experience a hardware or software failure or if there is an earthquake, other natural disaster or telecommunications system failure. Moreover, despite efforts to protect the integrity of our service, a third party may be able to circumvent our security measures and cause interruptions of our service or misappropriation of proprietary information of ours or our customers. Any failure in our myAladdin.com SmartService to operate properly or any security breach or interference in the service could cause us to lose customers, incur significant costs to address the system failure or security breach or subject us to claims or litigation which could distract management from operating our business.

WE RELY ON A LICENSE FROM QUALCOMM FOR THE CDMA TECHNOLOGY INCORPORATED INTO OUR SMARTPHONES

      We license the CDMA technology incorporated into our SmartPhones from QUALCOMM. This license allows us to manufacture our CDMA-based SmartPhones and sell or distribute them in North America, Central America and South America. We have the option to extend this license to the rest of the world. The license does not have a specified term and may be terminated by QUALCOMM for cause or upon the occurrence of other specified events. We believe that CDMA technology is proprietary to and available only from QUALCOMM. Our business would be materially harmed by any loss or termination of this license.

      We have also granted to QUALCOMM a worldwide, royalty-free, non-transferable license to use, in connection with wireless communications applications, our intellectual property that is used in our products which incorporate the CDMA technology licensed to us by QUALCOMM. This license to QUALCOMM allows QUALCOMM to make, use, sell or dispose of such products and the components therein. If QUALCOMM decides to utilize our intellectual property in this manner, our business may be harmed.

WE DEPEND ON TECHNOLOGY AND CONTENT OBTAINED FROM THIRD PARTIES TO PROVIDE OUR PRODUCTS AND SERVICES, AND IF WE DO NOT MAINTAIN EXISTING ARRANGEMENTS AND DEVELOP NEW ARRANGEMENTS, OUR ABILITY TO DEVELOP AND MARKET OUR CURRENT AND FUTURE PRODUCTS AND SERVICES MAY BE IMPAIRED

      We depend on third parties to develop and provide many of the key features used in our products and services. Our SmartPhones utilize an Internet minibrowser, intuitive text technology, voice recognition capabilities, synchronization software and other wireless data capabilities which we license from third parties. Our myAladdin.com SmartService also will rely on agreements with third parties to supply the content and other features for the service. We intend to continue to rely on third parties to develop and provide key technologies and content for our products and services. This technology and content may not, however, continue to be available on commercially reasonable terms, or at all. The loss of our existing technology licenses or content agreements or the failure to obtain and maintain new licenses and agreements could result in delays in the sale of our products and services until equivalent technology or content, if available, is identified, licensed and integrated. In addition, our relationships with these third party providers are not exclusive and our competitors could obtain the same or similar technology or content from these parties for incorporation into their products or services. Moreover, some of our third party providers are also competitors or potential competitors of ours, and we cannot assure you that we will be able to maintain our relationships with these providers.

WE MAY BE UNABLE TO PROTECT OUR PROPRIETARY RIGHTS ADEQUATELY

      Our success depends significantly on our ability to protect our proprietary rights to the technologies used in our products and services. If we are not able to protect our proprietary rights adequately, our competitors could use the intellectual property that we have developed to enhance their products and services, which could harm our business. We intend to rely on patent protection, as well as a combination of copyright and trademark laws, trade secrets, confidentiality provisions and other contractual provisions, to protect our proprietary rights, but these legal means afford only limited protection. While we have 21 patent applications pending in the United States, two patent applications pending in South Korea, two patent applications pending in Taiwan and two patent applications pending under the Patent Cooperation Treaty, no patents have been issued to us to date. Failure to obtain one or more of these patents could harm our business.

      We anticipate that we will from time to time enter into strategic partnerships or ventures with third parties for the development of technology related to our business. We expect that we may need to contribute our intellectual property to such partnerships or ventures and be required to license any technology developed to our partners and other third parties. See "--We rely on a license from QUALCOMM for the CDMA technology incorporated into our SmartPhones."

WE MAY BE SUED BY THIRD PARTIES FOR INFRINGEMENT OF THEIR PROPRIETARY RIGHTS

      The wireless communications industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement or other violations of intellectual property rights. Among other things, former employers of our current or future employees may assert claims that our employees have, inadvertently or inappropriately, disclosed to us or utilized trade secrets or other confidential or proprietary information of those former employers or that our employees have otherwise violated contractual obligations to those former employers. Accordingly, the possibility of an intellectual property claim against us is significant. Any intellectual property claims, with or without merit, could be time consuming and expensive to litigate or settle and could divert management attention from administering our core businesses.

WE MAY FAIL TO SUPPORT OUR ANTICIPATED GROWTH IN OPERATIONS

      To succeed in the implementation of our business strategy, we must further develop new SmartPhones and develop and expand our myAladdin.com SmartService, while managing anticipated growth by implementing effective planning and operating processes. If we fail to manage our growth effectively, our business could suffer materially. To manage anticipated growth, we must:

    . continue to implement and improve our operational, financial and management information systems;

    . hire, train and retain additional qualified personnel and retain existing personnel;

    .  continue to expand and upgrade core technologies; and

    . effectively secure and manage multiple relationships with various wireless carriers, manufacturers, technology developers, content providers and other third parties.

      Our systems, procedures and controls may not be adequate to support our operations, and our management may not be able to achieve the rapid execution necessary to exploit the markets for our products and services.

WE DEPEND ON RECRUITING AND RETAINING KEY MANAGEMENT AND TECHNICAL PERSONNEL WITH TELECOMMUNICATIONS AND INTERNET SOFTWARE EXPERIENCE

      Because of the technical nature of our SmartPhones and myAladdin.com SmartService and the dynamic markets in which we compete, our performance depends on attracting and retaining key employees. In particular, our future success depends in part on the continued services of William Son, our Chairman, Chief Executive Officer and President, and each of our other current executive officers. We currently maintain a

$10 million key person life insurance policy on Mr. Son, but we do not have an employment contract with Mr. Son. We do not maintain key person life insurance on, or have an employment contract with, any other employee. If we were to lose the services of Mr. Son or other key employees, or fail to attract and retain additional key employees, it could harm our business. Competition for qualified personnel in the wireless communication industry is intense, particularly for those with relevant technical expertise. We believe that there are only a limited number of persons with the requisite skills to serve in many key positions, and it is becoming increasingly difficult to hire and retain these persons. Competitors and others have in the past, and may in the future, attempt to recruit our employees.

WE MAY PURSUE ACQUISITIONS THAT BY THEIR NATURE PRESENT RISKS AND THAT MAY NOT BE SUCCESSFUL

      In the future we may pursue acquisitions to complement or diversify our SmartPhones or myAladdin.com SmartService or customer base or for other strategic purposes. We have no prior history of making acquisitions, and we cannot assure you that any future acquisitions will be successful. The following are some of the risks associated with acquisitions that could have a material adverse effect on our business, financial condition or results of operations:

    . we cannot ensure that any acquired businesses will achieve anticipated revenues, earnings or cash flow;

    . we may be unable to integrate acquired businesses successfully and realize anticipated economic, operational and other benefits in a timely manner, particularly if we acquire a business in a market in which we have limited or no current expertise, or with a corporate culture different from our own; and

    . acquisitions could disrupt our ongoing business, distract management, divert resources and make it difficult to maintain our current business standards, controls and procedures.

WE INTEND TO EXPAND OUR INTERNATIONAL SALES EFFORTS BUT DO NOT HAVE SUBSTANTIAL EXPERIENCE IN INTERNATIONAL MARKETS

      Although our international sales have been immaterial to date, we intend to expand our international sales efforts in the future. We have very limited experience in marketing, selling and supporting our SmartPhones and services abroad. If we are unable to grow our international operations successfully and in a timely manner, our business and operating results could be seriously harmed.

      Our existing and contemplated manufacturing arrangements restrict our ability to sell some SmartPhone models in some geographic regions, such as South Korea, Taiwan and the People's Republic of China. In addition, our memorandum of understanding with Siemens contemplates that Siemens will have exclusive worldwide sales rights to a GSM version of a planned SmartPhone that is currently under development, subject to our option to market this product in North and South America. These arrangements, and any future similar arrangements, may limit our international expansion opportunities. See "Business -- Sales Channels and Marketing."

      In addition, doing business internationally involves many risks, particularly:

    . unexpected changes in regulatory requirements, taxes, trade laws and tariffs;

    .  political instability;

    .  fluctuations in foreign currency exchange rates;

    . increased expenses associated with establishing foreign repair and support operations;

    .  differing intellectual property rights and protections; and

    .  differing labor regulations.

WE MAY NEED ADDITIONAL CAPITAL AND WE MAY NOT BE ABLE TO OBTAIN IT, WHICH COULD PREVENT US FROM CARRYING OUT OUR BUSINESS STRATEGY

      Implementation of our growth strategy will likely require continued access to capital. If we are unable to obtain sufficient financing, we may be unable to implement our strategy. We currently anticipate that our available cash resources combined with the net proceeds from this offering and cash flows expected to be generated from our future operations will be sufficient to fund our operating needs for approximately the next 12 months. Thereafter, we may require additional financing in an amount that we cannot determine at this time. If our plans or assumptions change or are inaccurate, we may be required to seek capital sooner than anticipated. We may need to raise funds through public or private debt or equity financings. In addition, we intend to obtain a bank credit facility or other working capital credit line under which we may borrow funds for working capital or other general corporate purposes.

      If funds are raised through the issuance of equity securities, the percentage ownership of our then-current stockholders may be reduced and the holders of new equity securities may have rights, preferences or privileges senior to those of the holders of our common stock. If additional funds are raised through a bank credit facility or the issuance of debt securities, the holder of this indebtedness would have rights senior to the rights of the holders of our common stock and the terms of this indebtedness could impose restrictions on our operations. If we need to raise additional funds, we may not be able to do so on terms favorable to us, or at all. If we cannot raise adequate funds on acceptable terms, we may be unable to continue to fund our operations.

OUR SMARTPHONES AND MYALADDIN.COM SMARTSERVICE COULD HAVE DEFECTS FOR WHICH WE ARE POTENTIALLY LIABLE AND WHICH COULD RESULT IN LOSS OF REVENUES, INCREASED COSTS, LOSS OF OUR CREDIBILITY OR DELAY IN ACCEPTANCE OF OUR PRODUCTS OR SERVICES IN THE MARKET

      Our SmartPhones and myAladdin.com SmartService, including components supplied by others, may contain errors or defects, including software errors, especially when first introduced or when new versions are released. Errors in new products, services or releases could be found after commencement of commercial shipments or commercial service operations, and this could result in additional development costs, diversion of technical and other resources from our other development efforts or the loss of credibility with current or future end-users. This could result in a loss of revenue or delay in market acceptance of our products or services, which could have a material adverse effect upon our business, financial condition or results of operations.

WE MAY BECOME SUBJECT TO PRODUCT LIABILITY CLAIMS WHICH COULD HARM OUR BUSINESS

      Testing, manufacturing, marketing and use of our SmartPhones entail the risk of product liability. While we currently have product liability insurance, we cannot assure you that we will be able to continue to maintain such insurance at a reasonable cost or in sufficient amounts to protect us against losses due to product liability. Our inability to maintain insurance at an acceptable cost or to otherwise protect against potential product liability could prevent or inhibit the commercialization of our SmartPhones. In addition, a product liability claim or product recall could have a material adverse effect on our business, financial condition or results of operations.

HEALTH OR SAFETY CONCERNS REGARDING USE OF WIRELESS TELEPHONES COULD IMPAIR OUR ABILITY TO SELL OUR SMARTPHONES

      News reports have asserted that power levels associated with wireless telephones may pose health risks. If it were determined that wireless telephones do create a significant health risk, our ability to market and sell our SmartPhones would be impaired. In addition, there may also be safety risks associated with the use of hand-held wireless telephones while driving. If these safety risks, or the perception of these risks, were to increase, or if regulatory authorities were to adopt restrictions on the use of wireless telephones to attempt to address these risks, our ability to sell our SmartPhones could be impaired.

OUR SMARTPHONES ARE SUBJECT TO GOVERNMENTAL APPROVALS, AND NEW LAWS AND REGULATIONS THAT IMPACT OUR INDUSTRY COULD INCREASE OUR COSTS OR REDUCE OUR OPPORTUNITIES TO GENERATE REVENUE

      Our SmartPhones must be approved by the Federal Communications Commission before they can be used in commercial quantities in the United States. The FCC requires that access devices meet various standards, including safety standards with respect to human exposure to electromagnetic radiation and basic signal leakage. Regulatory requirements are similar in other jurisdictions. If we fail to maintain regulatory approvals for our current products or fail to obtain required regulatory approvals for any new products on a timely basis, it could have a material adverse effect on our business, results of operations and financial condition. Moreover, in the future our SmartPhones and our myAladdin.com SmartService may become subject to further regulation by the FCC or another regulatory agency. In addition, the wireless carriers who may purchase our SmartPhones or myAladdin.com SmartService for resale to their customers are subject to regulation by the FCC, and regulations that affect them could increase our costs or reduce our ability to continue selling and supporting our products and services.

OUR EXECUTIVE OFFICERS, DIRECTORS AND LARGE STOCKHOLDERS OWN A LARGE PERCENTAGE OF OUR VOTING STOCK AND COULD CONTROL OR EXERT SIGNIFICANT INFLUENCE OVER MATTERS REQUIRING STOCKHOLDER APPROVAL

      Following completion of the offering, our executive officers, directors and principal stockholders and their affiliates will beneficially own
approximately      % of our common stock, based on their beneficial ownership as of December 31, 1999. Accordingly, they collectively will have the ability to determine the election of all of our directors and to determine the outcome of corporate actions requiring stockholder approval. They may exercise this ability in a manner that advances their best interests and not necessarily those of other stockholders. This ownership concentration could have the effect of delaying or preventing a change in control.

      In particular, our stock ownership is concentrated among the lead investors from our prior rounds of private financing. As of December 31, 1999, LGIC, Transpac Capital, or Transpac, and Siemens owned 27%, 29% and 15% of our voting stock, respectively. LGIC, Transpac and Siemens also have representatives on our board of directors. LGIC also is currently the sole manufacturer of our SmartPhones. None of these parties is a party to any standstill or other agreement limiting its ability to acquire additional shares of our capital stock and may in the future, through open market purchases or otherwise, acquire additional shares of our common stock. These stockholders may have interests that differ from those of our stockholders generally, and we cannot assure you that these major stockholders will not utilize their positions to advance their own best interests, not necessarily those of NeoPoint.

FUTURE SALES OF OUR COMMON STOCK, INCLUDING THOSE PURCHASED IN THIS OFFERING, MAY DEPRESS OUR STOCK PRICE

      If our stockholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could fall. Shares issued upon the exercise of outstanding options may also be sold in the public market, commencing 180 days after the date of this prospectus. In addition, sales of our common stock in the public market could create the perception to the public of difficulties or problems with our products and services. As a result, these sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

      Upon completion of this offering, we will have outstanding shares of common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options after December 31, 1999. Of these shares, the shares sold in this offering are freely tradable
unless held by affiliates. The remaining            shares will become eligible
for sale in the public market as follows:

     DATE OF AVAILABILITY FOR SALE                            NUMBER OF SHARES
     -----------------------------                            ----------------
         , 2000 (180 days after the date of this
      prospectus)............................................
     At various times thereafter upon the expiration of one-
      year holding periods...................................

      The above table includes the effect of lock-up arrangements with the underwriters and us which prevent our directors, officers and some existing stockholders from selling or otherwise disposing of their shares of common stock prior to 181 days after this offering. The underwriters may waive these lock-up restrictions prior to 181 days after this offering without prior notice. In addition, as of December 31, 1999, we had 4,855,048 outstanding options with a weighted average exercise price of $0.24. Of these options, 1,516,490 are vested and exercisable as of December 31, 1999 and will be available for resale 181 days after the offering. We intend to file one or more registration statements on Form S-8 covering shares issuable upon exercise of options granted under our equity incentive and option plans and issuable under our employee stock purchase plan.

WE HAVE BROAD DISCRETION TO USE THE OFFERING PROCEEDS AND HOW WE INVEST THESE PROCEEDS MAY NOT YIELD A FAVORABLE, OR ANY, RETURN FOR US

      The net proceeds of this offering are not allocated for specific uses other than working capital and general corporate purposes. We may also use a portion of the proceeds for possible future acquisitions or investments. Thus, our management has broad discretion over how these proceeds are used and could spend the proceeds in ways with which you may not agree. We cannot assure you that the proceeds will be invested in a way that yields a favorable return, if any, for us.

OUR STOCK PRICE, LIKE THAT OF MANY TECHNOLOGY COMPANIES, MAY BE VOLATILE

      We expect that the market price of our common stock will be volatile. We are involved in a highly competitive, rapidly changing industry and stock prices in our and similar industries have risen and fallen in response to a variety of factors, including:

    .  quarter-to-quarter variations in operating results;

    . entering into, or failing to enter into or renew, a material contract or order;

    . announcements of new wireless communications products, services or technologies;

    . acquisitions of, or strategic alliances among, companies in the wireless communications industry;

    . changes in recommendations by securities analysts regarding the results or prospects of providers of wireless communications products and services; and

    . changes in investor perceptions of the acceptance or profitability of wireless communications.

      The market price for our common stock may also be affected by our ability to meet investors' or securities analysts' expectations. Any failure to meet these expectations, even slightly, could have an adverse effect on the market price of our common stock. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against that company. If similar litigation were instituted against us, it could result in substantial costs and a diversion of our management's attention and resources, which could have an adverse effect on our business, financial condition or results of operations.

WE HAVE ANTI-TAKEOVER DEFENSES THAT COULD DELAY OR PREVENT AN ACQUISITION AND COULD ADVERSELY AFFECT THE PRICE OF OUR COMMON STOCK

      Provisions of our restated certificate of incorporation and bylaws and provisions of Delaware law could delay, defer or prevent an acquisition or change of control of NeoPoint or otherwise adversely affect the price of our common stock. These provisions include:

    .  authorizing the board to issue additional preferred stock;

    .  prohibiting cumulative voting in the election of directors;

    .  limiting the persons who may call special meetings of stockholders;

    .  prohibiting stockholder actions by written consent;

    . creating a classified Board of Directors pursuant to which our directors are elected for staggered three-year terms; and

    . establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

      Please refer to "Description of Capital Stock" for a more detailed discussion of these provisions.

YEAR 2000 MAY ADVERSELY AFFECT OUR BUSINESS

      In the course of our business, we test and evaluate our SmartPhones and service offerings for Year 2000 compliance. Based on this testing and evaluation, we believe that our current SmartPhones are capable of adequately distinguishing dates on or after January 1, 2000 from dates on or prior to December 31, 1999. We also believe that the developed technologies and website portals associated with our myAladdin.com SmartService are Year 2000 compliant. We have warranted that our SmartPhones are Year 2000 compliant. If any of our customers experience Year 2000 problems as a result of their use of our products or services, those customers could assert claims against us for damages which, if successful, could materially adversely affect our business, financial condition or results of operations. In addition, our products and services have third-party technologies embedded in them and operate over third-party wireless communications networks. We cannot adequately evaluate these technologies or wireless networks for Year 2000 compliance.

      We have identified most of our internal management information and other critical business systems to determine if they are Year 2000 compliant. We believe that most of those systems are Year 2000 compliant, and we do not expect problems from these systems to materially affect us. We have also contacted key suppliers and vendors about their Year 2000 readiness. To date, we are not aware of any material suppliers or vendors with Year 2000 issues that would materially affect us. However, we cannot guarantee that the systems of other companies on which our operations rely will be timely converted or that failure to timely convert would not have a material adverse effect on us.

      We believe that the purchasing patterns of customers and potential customers may be affected by Year 2000 issues as companies expend significant resources to correct or upgrade their current software systems for Year 2000 compliance. These expenditures may reduce the funds available to purchase products and services such as those we offer. To the extent Year 2000 issues significantly disrupt decisions to purchase our services, our products or business, financial condition or results of operations could be materially adversely affected.

      Our most reasonably likely worst case scenario for Year 2000 problems is that:

    . we could suffer a significant number of operational inconveniences and inefficiencies;

    . we could be subject to business disputes or claims, including product warranty claims, due to Year 2000 problems experienced by our customers or end-users of our SmartPhones, whether or not related to the operation of our SmartPhones; and

    . we could face a limitation on our ability to source necessary products or accessories from LGIC or our other vendors, which could adversely affect our ability to deliver SmartPhones to customers in a timely manner.

      Any of these scenarios could have a material adverse effect on our business, financial condition or results of operations.

      For a more detailed description of our Year 2000 assessment, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Readiness Disclosure."

INVESTORS WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION AND MAY EXPERIENCE FURTHER DILUTION

      The assumed initial public offering price is substantially higher than the pro forma net tangible book value per share of the outstanding common stock immediately prior to this offering, which was $2.59 per share as of September 30, 1999. If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the pro forma net tangible book value per share of common stock from the price you pay per share of common stock. We also have outstanding a large number of options and warrants to purchase common stock with exercise prices significantly below the assumed initial public offering price of the common stock. To the extent these options or warrants are exercised, there will be further dilution. We intend to continue to grant stock options as part of our general compensation practices. See "Dilution."

                           FORWARD-LOOKING STATEMENTS

      This prospectus includes forward-looking statements relating to, among other things, future results of operations, our plans and expectations regarding our future products and services and general industry and business conditions applicable to NeoPoint. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to a number of risks, uncertainties and assumptions about NeoPoint, including those we describe in the "Risk Factors" section of this prospectus. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events.

      We use market data and industry forecasts and projections throughout this prospectus that we have obtained from internal surveys, market research, publicly available information and industry publications. Industry publications generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. The forecasts and projections are based on industry surveys and the preparers' experience in the industry and there is no assurance that any of the projected amounts will be achieved. Similarly, we believe that the surveys and market research we or others have performed are reliable, but we have not independently verified this information.

                                USE OF PROCEEDS

      We expect to receive approximately $   million from the sale of    shares
of common stock by us at an assumed initial public offering price of $   per
share, after deducting the estimated underwriting discount of $ and estimated expenses of $ to be paid by us. We expect to receive an additional $ of net proceeds if the underwriters exercise their over-allotment option in full.

      We intend to use the proceeds of this offering for working capital and other general corporate purposes, including research and development expenditures and sales and marketing expenditures. In addition, we may use a portion of the net proceeds to fund acquisitions of, or investments in, businesses, products or technologies that expand, complement or are otherwise related to our current business. However, we have no current commitments or agreements with respect to any of these types of acquisitions or investments.

      Pending these uses, we intend to invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities.

                                DIVIDEND POLICY

      We have never declared or paid any cash dividends on our capital stock. We currently intend to retain earnings, if any, to support the development of our business and do not anticipate paying cash dividends for the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account factors such as our financial condition, operating results and current and anticipated cash needs.

                                 CAPITALIZATION

      The table below sets forth our capitalization as of September 30, 1999:

    .  on an actual basis;

    . on a pro forma basis, giving effect to: i) the issuance of 3,775,000 shares of Series C preferred stock and warrants to purchase 1,500,000 shares of Series C preferred stock in December 1999 for aggregate proceeds of $30.2 million; ii) the issuance of additional warrants to purchase 1,350,000 shares of Series C preferred stock in October and December 1999; iii) the exercise of these warrants, that will expire if not exercised prior to the closing of this offering, to purchase an aggregate of 2,850,000 shares of Series C preferred stock for aggregate gross proceeds of $18.4 million; and iv) the conversion of all outstanding shares of preferred stock, including the shares of preferred stock received upon exercise of these warrants, into an aggregate of 18,991,668 shares of common stock; and

    . on a pro forma basis, as further adjusted to reflect the sale of shares of common stock in this offering, at an assumed offering price
       of $     per share after deducting the estimated underwriting discount and estimated offering expenses, and our receipt and application of the net proceeds.

      This information should be read in conjunction with our financial statements and the related notes included elsewhere in this prospectus.

                                                    SEPTEMBER 30, 1999
                                            -----------------------------------
                                                                     PRO FORMA
                                              ACTUAL     PRO FORMA  AS ADJUSTED
                                            ----------- ----------- -----------
                                            (UNAUDITED) (UNAUDITED) (UNAUDITED)
                                             (IN THOUSANDS, EXCEPT SHARE DATA)
Current portion of capital lease
 obligations...............................  $    241    $    241     $   241
                                             ========    ========     =======
Capital lease obligations, net of current
 portion...................................  $    101    $    101     $   101
                                             --------    --------     -------
Stockholders' equity
  Convertible Preferred Stock, par value
   $0.001 per share; 18,000,000 shares
   authorized actual; no shares authorized
   pro forma and pro forma as adjusted
    Series C, no shares designated, issued
     or outstanding, actual, pro forma and
     pro forma as adjusted.................        --          --
    Series B, 6,000,000 shares designated,
     issued and outstanding, actual; no
     shares designated, issued or
     outstanding pro forma and pro forma as
     adjusted..............................         6          --
    Series A, 6,700,000 shares designated,
     6,366,668 shares issued and
     outstanding, actual; no shares
     designated, issued or outstanding pro
     forma and pro forma as adjusted.......         6          --
  Common Stock, par value $0.001 per share,
   35,000,000 shares authorized actual, pro
   forma and pro forma as adjusted,
   2,937,625 shares issued and outstanding,
   actual; 21,929,293 shares issued and
   outstanding pro forma;          shares
   issued and outstanding, pro forma as
   adjusted................................         3          22
  Additional paid-in-capital...............    48,448     100,121
  Deferred sales discount..................      (132)       (132)
  Deferred cost of revenues................        --      (1,462)
  Notes receivable from stockholders.......       (65)        (65)
  Deferred compensation....................    (4,768)     (4,768)
  Accumulated deficit......................   (31,783)    (33,401)
                                             --------    --------     -------
    Total stockholders' equity.............    11,715      60,315
                                             --------    --------     -------
      Total capitalization.................  $ 11,816    $ 60,416     $
                                             ========    ========     =======

                                    DILUTION

      The pro forma net tangible book value of our common stock as of September 30, 1999 was approximately $56.7 million, or $2.59 per share. Pro forma net tangible book value per share represents the amount of our total assets, excluding net intangible assets, less our total liabilities, divided by the total number of shares of common stock outstanding, after giving effect to: i) the issuance of 3,775,000 shares of Series C preferred stock in December 1999 for aggregate proceeds of $30.2 million; ii) the issuance of additional warrants to purchase 1,350,000 shares of Series C preferred stock in October and December 1999; iii) the exercise of these warrants, that will expire if not exercised prior to the closing of this offering, to purchase an aggregate of 2,850,000 shares of preferred stock for aggregate proceeds of $18.4 million; and iii) the conversion of all outstanding shares of preferred stock, including the shares of preferred stock received upon exercise of these warrants, into an aggregate of 18,991,668 shares of common stock. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by investors in this offering and the net tangible book value per share of our common stock immediately after the offering. After giving effect
to the sale of the      shares of common stock by us in this offering, at an
assumed initial public offering price of $   per share, and after deducting the
estimated underwriting discount and estimated offering expenses payable by us,
the net tangible book value of our common stock would have been $   million, or
$   per share. This represents an immediate increase in net tangible book value
of $   per share to existing stockholders and an immediate dilution of $   per
share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share....................       $
                                                                          -----
   Pro forma net tangible book value per share as of September 30,
    1999........................................................... $2.59
                                                                    -----
   Increase per share attributable to new investors................ $
                                                                    -----
Pro forma net tangible book value per share after this offering....       $
                                                                          -----
Dilution per share to new investors................................       $
                                                                          =====

      If the underwriters' over-allotment option is exercised in full, the net
tangible book value per share after the offering would be $     per share, the
increase in pro forma net tangible book value per share to existing
stockholders would be $     per share and the dilution in pro forma net
tangible book value to new investors would be $     per share.

      The following table summarizes, on a pro forma basis, as of September 30, 1999:

    .  the number of shares of common stock purchased from us;

    .  the total consideration paid to us;

    .  the average price per share paid by existing stockholders; and

    . the average price per share paid by new investors, before deducting the estimated underwriting discount and offering expenses payable by us.

                                         SHARES         TOTAL
                                       PURCHASED    CONSIDERATION
                                     -------------- -------------- AVERAGE PRICE
                                     NUMBER PERCENT AMOUNT PERCENT   PER SHARE
                                     ------ ------- ------ ------- -------------
Existing stockholders..............              %  $           %      $
New investors......................
                                      ---     ---   -----    ---       ----
   Total...........................              %  $           %      $
                                      ===     ===   =====    ===       ====

      The information in the above table excludes 4,855,048 shares of common stock issuable upon exercise of options outstanding at December 31, 1999 under our 1998 Stock Option Plan, with a weighted average exercise price of $0.24 per share, 379,693 shares of common stock issuable upon exercise of warrants, with an exercise price of $2.50 per share and 379,693 shares of common stock issuable upon exercise of warrants, with an exercise price of $4.00 per share. Giving effect to the exercise of these warrants and to the full vesting and exercise of all options outstanding as of December 31, 1999, the pro forma net tangible book value per share as of September 30, 1999 would be $2.19, the dilution per share to the new investors would be $ , and the consideration
paid by the existing stockholders and the new investors would represent   % and
  %, respectively, of the total consideration paid for all shares.

                            SELECTED FINANCIAL DATA
                (in thousands, except share and per share data)

      You should read the following selected financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and notes thereto included elsewhere in this prospectus. The statement of operations data set forth below for the period from June 27, 1997 (inception) through December 31, 1997 and the fiscal year ended December 31, 1998 and the balance sheet data as of December 31, 1997 and 1998 are derived from, and are qualified by reference to, our audited financial statements included elsewhere in this prospectus. The statement of operations data for the nine-month periods ended September 30, 1998 and 1999 and the balance sheet data as of September 30, 1999 are derived from, and are qualified by reference to, our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements include all normal recurring adjustments that we consider necessary for a fair presentation of our financial position and results of operations. The results of operations for the nine months ended September 30, 1999 are not necessarily indicative of the results that may be expected for the full fiscal year ending December 31, 1999, or any other future period.

                                                             Period From
                                                            June 27, 1997                  Nine Months Ended
                                                            (inception) to  Year Ended       September 30,
                                                             December 31,  December 31, ------------------------
                                                                 1997          1998         1998        1999
                                                            -------------- ------------ ------------ -----------
                                                                                        (unaudited)  (unaudited)

Statement of Operations:
Net revenues(1)...........................................     $     --     $     651     $    232   $   23,619
                                                               --------     ---------     --------   ----------
Operating expenses:
   Cost of revenues.......................................           --           426          169       18,831
   Marketing and selling..................................           24           657          347        3,642
   Research and development...............................          148         3,544        2,404        6,232
   General and administrative.............................          792         2,966        1,757        2,658
   Amortization of deferred stock compensation
    and other stock-based awards..........................           --           655          392        7,956
                                                               --------     ---------     --------   ----------
Total operating expenses..................................          964         8,248        5,069       39,319
                                                               --------     ---------     --------   ----------
Loss from operations......................................         (964)       (7,597)      (4,837)     (15,700)
   Interest income, net...................................            6            55           23          172
                                                               --------     ---------     --------   ----------
Net loss..................................................         (958)       (7,542)      (4,814)     (15,528)
Imputed beneficial conversion dividends on preferred
 stock....................................................           --            --           --       (7,755)
                                                               --------     ---------     --------   ----------
Net loss applicable to common stockholders................     $   (958)    $  (7,542)    $ (4,814)  $  (23,283)
                                                               ========     =========     ========   ==========
Basic and diluted net loss per common share(2) ...........          n/a     $   (8.34)    $  (6.58)  $   (12.95)
                                                               ========     =========     ========   ==========
Weighted average shares used in computation(2)............           --       904,667      731,149    1,797,654
                                                               ========     =========     ========   ==========
Pro forma basic and diluted net loss per common share(2)..                  $   (1.76)               $    (1.25)
                                                                            =========                ==========
Weighted average shares used in pro forma computation(2)..                  4,275,862                12,374,124
                                                                            =========                ==========

                                            At December 31,
                                            ----------------- At September 30,
                                             1997      1998         1999
                                            -------  -------- ----------------
                                                                 (unaudited)
Balance Sheet Data:
Cash, cash equivalents and marketable
 securities................................ $   740  $ 10,195    $   13,352
Working capital............................     407     9,452         6,626
Total assets...............................   1,273    12,128        35,994
Capital lease obligations, net of current
 portion...................................      --       171           101
Long-term debt.............................   1,775       100            --
Total stockholders equity (deficit)........    (958)   10,385        11,715

--------
(1) The amount recorded for the nine months ended September 30, 1999 reflects a reduction of $2.4 million related to the amortization of a deferred sales discount recorded in connection with the issuance of warrants to Sprint PCS. See Note 6 to our financial statements.

(2) See Note 2 to our financial statements for a description of the computation of basic and diluted net loss per common share on a regular and pro forma basis, including a summary of the computation of weighted average shares.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      You should read the following description of our financial condition and results of operations in conjunction with our financial statements and the related notes and the other financial information appearing elsewhere in this prospectus. This section includes forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated by forward-looking information due to factors discussed under "Risk Factors," "Business" and elsewhere in this prospectus.

OVERVIEW

      NeoPoint is a leading provider of advanced SmartPhones and intelligent mobile portal services for users of wireless devices. Our SmartPhones integrate high-quality voice capabilities with e-mail, Internet access and PDA functionality into a single wireless device. Our myAladdin.com SmartService is a wireless Internet portal designed to provide intelligent information and customized content on a non-branded basis to wireless carriers and other consumer-oriented businesses.

      We were incorporated on June 27, 1997 and commenced operations in October 1997. From October 1997 through December 31, 1997, we focused primarily on research activities related to the development of our SmartPhones and, during that period of time, did not record any revenues. Expenditures during this period consisted principally of research and development and general and administrative expenditures associated with our early-stage operational activities. On December 31, 1997, we had only 12 employees, whereas our headcount subsequently increased to 70 employees on December 31, 1998 and 171 full and part-time employees on December 31, 1999. Given our minimal level of operating history during 1997, we believe that comparisons between any period in 1997 and the comparable period in 1998 would not be meaningful. Therefore, those comparisons are not discussed below.

SOURCES OF REVENUE AND REVENUE RECOGNITION POLICIES

      During 1998, our revenues were primarily derived from engineering and consulting services performed on a contract basis for wireless carriers, equipment vendors and infrastructure manufacturers. Three customers accounted for approximately 81% of our total 1998 net revenues.

      We began shipping SmartPhones in late August 1999 and, during the nine months ended September 30, 1999, approximately 94% of our net revenues were derived from sales of SmartPhones to Sprint PCS. Our remaining revenues during this period were derived primarily from engineering and consulting service contracts. Revenues derived from Sprint PCS during this period were offset by the amortization of a portion of the value ascribed by us to two warrants that were granted to Sprint PCS in June 1999, which we recorded as a sales discount, as more fully described below.

      SmartPhone and Service Revenues. We generally recognize revenues from product sales upon shipment, net of accrued sales allowances. Through September 30, 1999, substantially all of our product revenues have been derived from domestic sales of our NP-1000 SmartPhones to Sprint PCS in accordance with a CDMA PCS subscriber unit supply agreement that terminates on January 31, 2000. In accordance with this agreement, Sprint PCS is not afforded any general return rights, other than a catastrophic defect right that allows Sprint PCS to return product in the event that lots or batches of product contain defects exceeding specified limits. To date, Sprint PCS has not rejected any material quantities of product nor has it asserted any catastrophic defect claims.

      We derive our engineering and consulting service revenues primarily under time-and-material type contracts whereby we generally charge our customers specified hourly rates for direct labor and associated project costs over the contract periods. We recognize revenues associated with these arrangements as the related services are performed.

      myAladdin.com SmartService Revenues. To date, we have not generated any revenues from our myAladdin.com SmartService, as it has yet to commence commercial operations. We currently intend to offer myAladdin.com SmartService to enable wireless carriers and other consumer-oriented businesses to create

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branded mobile Internet portals for their customers. Although the myAladdin.com business model is new and evolving, we anticipate that our myAladdin.com SmartService revenues will be generated primarily from subscription fees, subscriber transaction fees and on-line advertising.

OPERATING EXPENSES

      Cost of Revenues. Cost of revenues associated with our SmartPhones consists primarily of the cost of handsets obtained from LGIC, our current manufacturer, the cost of accessories obtained from other vendors, associated freight, quality control, inventory management and support costs, and estimated warranty costs. Cost of revenues relating to our engineering and consulting service contracts consists primarily of engineer salaries and related expenses, travel expenditures, payments to third-party consultants, costs of materials and other direct project-related expenses.

      Marketing and Selling Expenses. Marketing and selling expenses consist primarily of salaries, commissions and related expenses for personnel engaged in marketing, sales and customer support functions, external public relations and advertising costs, promotional and trade show costs and travel expenditures.

      Research and Development Expenses. Research and development expenses consist primarily of salaries and related expenses for engineers, design and other technical personnel, prototype material costs, fees paid to consultants and outside service providers, depreciation associated with test equipment, and other expenses related to the design, development, testing and enhancement of our products and services. We expense all research and development costs as incurred. Since our inception, we have incurred significant expenses related to the development of our SmartPhones and, beginning in 1999, related to the development of our myAladdin.com SmartService.

      General and Administrative Expenses. General and administrative expenses include salaries and related expenses for personnel engaged in finance, human resources, information technology, administrative and legal activities, professional service fees, and other expenses associated with the general operation of our corporate administrative facilities.

      Amortization of Deferred Stock Compensation and Other Stock-Based
Awards. Amortization of deferred stock compensation relates to deferred compensation recorded in connection with the grant of options and stock awards to employees, where the option exercise price or the stock issuance price is less than the estimated fair value of the underlying shares of common stock as determined for financial reporting purposes, and in connection with option grants to outside consultants whereby deferred compensation is recorded based upon the estimated fair value of the respective awards. Through September 30, 1999, we recorded deferred compensation within stockholders' equity (deficit) of $12.4 million which is being amortized over the vesting terms of the related stock awards for employees or over the terms of the respective consulting arrangements. The portion of deferred compensation that remains unamortized as of September 30, 1999 is $4.8 million. The amount of deferred compensation amortization actually recognized in future periods could decrease if awards for which accrued but unvested compensation has been recorded are forfeited. Other stock-based awards pertain to our issuance of common stock in connection with a settlement agreement and an amendment to an assignment agreement. See Notes 6 and 9 to our financial statements.

COMPARISON OF NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1999

      Net Revenues. Net revenues increased from $232,000 for the nine months ended September 30, 1998 to $23.6 million for the nine months ended September 30, 1999. This increase is attributable primarily to the release of our initial SmartPhone to the marketplace in late August 1999, and related sales to Sprint PCS during August and September 1999. Net revenues derived from Sprint PCS during the nine months ended September 30, 1999 totaled $22.3 million, which reflects a reduction due to the amortization of a portion of the value ascribed by us to two warrants that were granted to Sprint PCS in June 1999, which we recorded as a deferred sales discount. We issued these warrants in connection with the execution of the CDMA PCS subscriber unit supply agreement, and ascribed a total value of $2.5 million to these warrants based upon our estimate of their fair value. We are amortizing this amount on a per-unit basis over the minimum commitment under that agreement. We amortized $2.4 million of this amount during the nine months ended September 30, 1999. The remaining portion of the increase in our net revenues for the nine months ended September 30, 1999 is attributable primarily to increased revenues associated with engineering and consulting service contracts.

      Cost of Revenues. Cost of revenues increased from $169,000 for the nine months ended September 30, 1998 to $18.8 million for the nine months ended September 30, 1999. $18.4 million of this increase is attributable to the cost of revenues associated with the sale of SmartPhones beginning in late August 1999. The remaining portion of this increase is primarily attributable to direct costs associated with engineering and consulting services.

      Marketing and Selling. Marketing and selling expenses increased from $347,000 for the nine months ended September 30, 1998 to $3.6 million for the nine months ended September 30, 1999. This increase is attributable primarily to an increase in marketing and selling personnel, the utilization of outside advertising and public relations firms beginning in 1999, expenses associated with trade shows and other costs associated with the commercial release of our first SmartPhone. We believe that continued investment in marketing and selling is critical to the success of our relationships with carriers and other customers and for the purpose of increasing market share for our SmartPhones and myAladdin.com SmartService. We expect that our marketing and selling expenditures will continue to increase in absolute dollars as we implement our strategy.

      Research and Development. Research and development expenses increased from $2.4 million for the nine months ended September 30, 1998 to $6.2 million for the nine months ended September 30, 1999. On the product side, this increase is attributable primarily to an increase in the number of research and development personnel, increased prototype and materials costs, compliance and testing costs associated with the certification of our products for regulatory and customer validation purposes, and increased outside service costs. This increase is also due to development efforts associated with our myAladdin.com SmartService which principally commenced during the nine months ended September 30, 1999 and which have to date consisted primarily of technical personnel costs as well as outside content development costs. We believe that continued investment in research and development is critical to our long-term success. Accordingly, we expect to continue to devote substantial resources to research and development and expect that these expenses will increase in absolute dollars as we implement our strategy.

      General and Administrative. General and administrative expenses increased from $1.8 million for the nine months ended September 30, 1998 to $2.7 million for the nine months ended September 30, 1999. This increase was attributable primarily to the increased number of general and administrative personnel and increased expenditures relating to professional services and other administrative costs resulting from the growth of our operations. We expect that general and administrative expenses will increase in future periods in absolute dollars as we incur additional costs associated with our continued growth and our planned operations as a public company.

      Amortization of Deferred Stock Compensation and Other Stock-Based
Awards. Charges relating to the amortization of deferred stock compensation and other stock-based awards increased from $392,000 for the nine months ended September 30, 1998 to $8.0 million for the nine months ended September 30, 1999, primarily as a result of additional deferred stock compensation awards granted to employees and consultants during the nine months ended September 30, 1999. Amortization of deferred stock compensation increased from $392,000 for the nine-months ended September 30, 1998 to $6.4 million for the nine months ended September 30, 1999. Additionally, during the nine months ended September 30, 1999, we recorded an aggregate charge of $1.6 million relating to the issuance of common stock in connection with a settlement agreement and an amendment to an assignment agreement. See Notes 6 and 9 to our financial statements.

      Interest Income, Net. Net interest income increased from $23,000 for the nine months ended September 30, 1998 to $172,000 for the nine months ended September 30, 1999. This increase primarily reflects additional interest income earned on our cash, cash equivalents and marketable securities as a result of higher cash reserves, offset by an increase in interest expense primarily associated with new capital leases that we entered into during the nine months ended September 30, 1999.

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

      Imputed Beneficial Conversion Dividends on Preferred Stock. In connection with the issuance of Series A and B preferred stock during the nine months ended September 30, 1999, we imputed beneficial conversion dividends aggregating $7.8 million. This amount represents the aggregate excess of the estimated fair value of the underlying common stock into which the preferred stock was convertible over the issuance price of the preferred shares. This amount has been recorded as a charge against our accumulated deficit during the nine months ended September 30, 1999 and is being added to our net loss in determining the net loss applicable to our common stockholders during this period.

LIQUIDITY AND CAPITAL RESOURCES

      Since our inception, we have funded our operations primarily through the issuance of preferred stock and convertible debt that was later converted into preferred stock, to various investors, including LGIC, Transpac and Siemens. Through September 30, 1999, we had raised aggregate gross proceeds of $24.5 million through the issuance of an aggregate of 12,366,668 shares of Series A and Series B preferred stock. In addition, in December 1999 we raised an additional $30.2 million of aggregate gross proceeds through the issuance of 3,775,000 shares of Series C preferred stock, and warrants to purchase 1,500,000 shares of Series C preferred stock.

      Our operating activities resulted in net cash outflows of $562,000 during the period from inception to December 31, 1997, $6.5 million in 1998 and $2.0 million during the nine months ended September 30, 1999. The operating cash flows resulted principally from research and development, marketing and selling, and general and administrative costs incurred during these periods, offset in part by net cash inflows relating to the Company's engineering and consulting service activities beginning in 1998 and, with respect to the nine months ended September 30, 1999, net cash inflows relating to the shipment of SmartPhones to Sprint PCS.

      Our investing activities resulted in net cash outflows of $473,000 during the period from inception to December 31, 1997, $456,000 during 1998 and $1.8 million during the nine months ended September 30, 1999. To date, our investing activities have consisted primarily of capital expenditures related to property and equipment, long-term deposits related to facility and capital leases, and advance payments related to technology license arrangements which we executed during the nine months ended September 30, 1999.

      Our financing activities resulted in net cash inflows of $1.8 million during the period from inception to December 31, 1997, $16.4 million during 1998 and $6.2 million during the nine months ended September 30, 1999. To date, our financing activities have consisted primarily of the issuance of convertible notes and preferred stock, offset primarily by the repayment of capital lease obligations beginning in 1998. Other than our capital lease obligations, we currently have no outstanding debt and do not have any credit facilities at this time.

      As of September 30, 1999, we had a total of $13.4 million in cash, cash equivalents and marketable securities. In addition, we subsequently received aggregate proceeds totaling $30.2 million through the issuance of Series C preferred stock and warrants to purchase Series C preferred stock in December 1999. We believe that our existing sources of liquidity, together with the expected net proceeds of this offering and cash flows expected to be generated from our future operations, will be sufficient to meet our cash requirements for working capital and capital expenditures for approximately the next twelve months. Thereafter, we may require additional financing in an amount that we cannot determine at this time. If our plans or assumptions change or are inaccurate, we may be required to seek capital sooner than anticipated. Our future capital requirements will depend on many factors, including the rate of revenue growth and the timing and extent of spending to support development efforts associated with our SmartPhones and our myAladdin.com SmartService and the expansion of our sales and marketing efforts. We cannot assure you that additional equity or debt financing, if required, will be available on terms acceptable to us, if at all.

RECENT ACCOUNTING PRONOUNCEMENTS

      In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivatives and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, collectively referred to as derivatives, and for hedging activities. In May 1999, the FASB voted to delay the effective date of

SFAS No. 133 by one year, meaning that we will be required to adopt this standard in 2001. The Company has not used any derivatives to date. Management does not anticipate that the adoption of this new standard will have a significant effect on our financial position or results of operations.

YEAR 2000 READINESS DISCLOSURE

      Many currently installed computer systems and software products are coded to accept only two-digit entries in date code fields. Beginning in the Year 2000, these date code fields will need to accept four-digit entries to distinguish dates on or after January 1, 2000 from dates on or prior to December 31, 1999. Computer programs or hardware that have date-sensitive software or embedded chips and have not been upgraded to comply with these "Year 2000" requirements may recognize a date using "00" as the year 1900 rather than the Year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

      General Readiness Assessment. The Year 2000 problem can affect the computers, software and other equipment that we use in our operations. As a result, we have instituted a Year 2000 compliance plan, implemented by a team of our internal operations and information technology staff responsible for monitoring the assessment and remediation of our Year 2000 projects and reporting that status to our executive staff. We have also utilized a third-party consultant to assist us with our assessment of Year 2000 risk exposures although, to date, we have not obtained verification or validation from any independent third parties of our processes to assess and correct any of our Year 2000 problems.

      Assessment of our Products and Services. We have assessed the ability of our products to operate properly in the Year 2000 and believe that our current products are Year 2000 compliant. Additionally, we have assessed the ability of our myAladdin.com SmartService portal to operate properly in the Year 2000 and believe that the developed technologies and website portals associated with myAladdin.com are Year 2000 compliant. Accordingly, we do not believe that the Year 2000 issue presents a material exposure as it relates to our products or service offerings.

      Assessment of Internal Infrastructure. We believe that we have identified most of the major computers, software applications and related equipment used in connection with our internal operations that need to be evaluated to determine if they must be modified, upgraded or replaced to minimize the possibility of a material disruption to our business. Since our business and, consequently, our hardware and software systems are relatively new, we believe that most of these systems are already Year 2000 compliant and, accordingly, we do not expect internal Year 2000 problems to materially affect us.

      Systems Other Than Information Technology Systems. In addition to computers and related systems, the operation of office and facilities equipment, such as fax machines, telephone switches, security systems and other common devices, may be affected by the Year 2000 problem. We have assessed the potential effect of the Year 2000 problem on our office and facilities equipment and have determined that no problems exist that cannot be remediated by the replacement of relatively inexpensive equipment.

      Contract Manufacturer and Suppliers. As part of our review of the Year 2000 problem, we have contacted third-party suppliers and vendors of products and accessories, including LGIC, our current manufacturer, to identify and, to the extent possible, resolve issues involving the Year 2000 problem. We have received written certifications from substantially all of our key suppliers and vendors, including LGIC, acknowledging their Year 2000 compliance awareness and states of readiness. However, we have limited or no control over the actual readiness of third-party suppliers, vendors and manufacturers surrounding the Year 2000 issue. Thus, while we expect that we will be able to resolve any significant Year 2000 problems with these third parties, there can be no assurance that these parties will resolve any or all Year 2000 problems before the occurrence of a material disruption to the operation of our business. Any failure on the part of these third parties to timely resolve Year 2000 problems with their systems could have a material adverse effect on our business.

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


      Costs of Remediation. We estimate the total cost to us of assessing Year 2000 readiness and completing any required modifications, upgrades or replacements of our internal systems will not exceed $50,000.

      Most Likely Consequences of Year 2000 Problems. We believe that it is not possible to determine with certainty that all Year 2000 problems affecting us have been identified or corrected. The number of devices and systems that could be affected and the interactions among these devices and systems are too numerous to address. In addition, no one can accurately predict whether failures will occur as a result of the Year 2000 problem or the severity, timing, duration or financial consequences of these potential failures. As a result, we believe that the following consequences are possible:

    . a significant number of operational inconveniences and inefficiencies for us, our current manufacturer, LGIC, and our customers that will divert management's time and attention and financial and human resources from ordinary business activities;

    . possible business disputes and claims, including claims under product warranty, due to Year 2000 problems experienced by our customers and incorrectly attributed to our products, which we believe will be resolved in the ordinary course of business;

    . a few serious business disputes alleging that we failed to comply with the terms of contracts or industry standards of performance, some of which could result in litigation or contract termination. This consequence could have a material adverse effect on our financial position and results of operation; and

    . a limitation of our ability to source necessary products and accessories from our current manufacturer, LGIC, or other vendors, which could adversely affect our ability to deliver products to our customers in a timely manner. This consequence could have a material adverse effect on our financial position and results of operations.

      Contingency Plans. While we have not fully developed a comprehensive contingency plan to address situations that may result if we are unable to achieve Year 2000 readiness of our critical operations, such a plan is likely to include the accelerated replacement of affected equipment or software and the utilization of alternate third party manufacturers and suppliers if necessary. However, notwithstanding these plans and the other efforts of our Year 2000 team, we cannot assure you that we will be Year 2000 ready, or that Year 2000 problems will not adversely affect our business, financial condition and results of operations. See "Risk Factors -- Year 2000 may adversely affect our business."

Qualitative and Quantitative Disclosure about Market Risk

      In the normal course of business, we invest our excess cash reserves into money market investments and bank certificates of deposit, and we may in the future invest our excess cash reserves into other high-grade short-term investments that are subject to interest rate risk. We do not use any form of derivative financial instruments. As of September 30, 1999, we held cash, cash equivalents and short-term marketable securities totaling $13.4 million. Due to the short-term nature of our interest sensitive financial instruments, the impact of a hypothetical 100 basis point change in interest rates along the entire interest rate yield curve would not materially affect the fair value of these instruments.

      We are also subject to foreign currency exchange risk from time to time as it relates to the denomination of receivables or payables in foreign currencies, including the Korean won. To date, we have not experienced any material foreign currency exchange rate gains or losses associated with transactions denominated in foreign currencies. Additionally, we generally maintain a small portion of our cash and cash equivalent reserves in time deposits with Korean banks, in both United States dollar and Korean won-denominated accounts. We generally attempt to limit amounts of cash and cash equivalents maintained in Korean won-denominated accounts to ensure that only minimal cash reserves are maintained for working capital requirements of our Korean research and development office. To date, we have not experienced any material exchange rate gains or losses related to deposits maintained in Korean-won denominated accounts.

                                    BUSINESS

OVERVIEW

      NeoPoint is a leading provider of advanced SmartPhones and intelligent mobile portal services for users of wireless devices. Our SmartPhones integrate high-quality voice capabilities with e-mail, Internet access and PDA functionality into a single wireless device. Our myAladdin.com SmartService is a wireless Internet portal designed to provide intelligent information and customized content on a non-branded basis to wireless carriers and other consumer-oriented businesses.

      Our SmartPhones are among the first products to capitalize on the convergence of wireless voice and data applications. We design our SmartPhones, together with our myAladdin.com SmartService, to enable our customers to offer compelling services that create additional revenue opportunities and build brand recognition. We believe that our products and services allow our customers to attract and retain subscribers and differentiate themselves from their competitors.

INDUSTRY BACKGROUND

 Growth of the Internet

      The Internet has made rapid communication and information sharing possible on a global scale. According to industry sources, the number of people using the Internet is expected to increase from approximately 140 million at the end of 1998 to approximately 400 million by the end of 2002. This growth is fueling an expansion of Internet-based information and services, such as e-mail, news and electronic commerce, entertainment and educational applications.

 Growth of the Mobile Wireless Communication Industry

      Worldwide use of wireless communication services has grown rapidly as these services have become more widely available and affordable for the mass market. It is estimated that the number of subscribers for wireless communication services is expected to increase from approximately 306 million at the end of 1998 to approximately 950 million by the end of 2003. We believe that the primary factors driving this growth are advances in wireless technology, deregulation and consolidation in the communication industry and expanded coverage offered by operators of wireless networks, including a significant expansion of digital communications networks.

      As wireless communication services have proliferated, greater sophistication among subscribers has led to an increase in subscriber awareness of alternative price and service offerings. As a result, subscribers have an increasing tendency to switch from one wireless carrier to another in search of new products and better or less expensive services. To meet these challenges, wireless carriers are seeking new product and service offerings to attract and retain subscribers as well as differentiate them from their competitors.

 Convergence of Mobile Voice and Data Applications

      As people become more dependent on e-mail, Internet-based services and corporate intranets, demand for wireless access to these resources is expected to grow. We believe that three principal factors are driving the development of the wireless access market:

       Emergence of Multi-purpose Wireless Devices. In the past, wireless devices focused on meeting a primary need of users, such as PDA functionality, e-mail and two-way paging capabilities, or voice applications. As mobile access to data has become more important to consumers, the market has responded by expanding the capabilities of traditional wireless devices to provide data capabilities. However, producing a multi-purpose wireless device that combines high quality voice applications with PDA functions and Internet capability with a compelling form factor at a reasonable price has been elusive, as early attempts were generally focused on adding data applications to a device designed for voice communications, or adding voice capability to a device designed for data applications.

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

       Build-out of Carrier Networks. Wireless carriers that have traditionally focused on voice transmission are in the process of installing or upgrading their networks worldwide to support data transmission. Recently, these wireless carriers have launched or announced the availability of data service in addition to their existing voice service capabilities which has reduced the cost and complexity of providing these services to subscribers.

       Development of WAP Standard. Wireless Application Protocol, or WAP, is an open standard that provides a common platform for delivering Internet content to wireless devices. WAP allows a text version of a specially formatted Web page to be displayed on wireless devices.

      The emergence of multi-purpose wireless devices and the expansion of carrier networks' data capabilities, combined with the development of WAP, has led to a large market opportunity to provide Internet-based products and services that are interoperable. This opportunity is being realized with the introduction of SmartPhones and mobile data services.

        SmartPhones. We believe voice capability will continue to drive demand for wireless devices. In addition, the large and growing installed base of mobile phones provides a large market of consumers accustomed to upgrading their mobile phones as technology improves. Accordingly, we believe that the mobile phone is the most compelling platform for delivering advanced wireless data functionalities. The growing availability of Internet content and data services aimed at the mobile user has begun a migration from traditional voice-only wireless handsets to handsets that not only offer voice, but also integrate advanced data applications. These advanced handsets are known as SmartPhones. According to Datacomm Research, worldwide sales of SmartPhones are forecast to grow from approximately 200,000 units in 1999 to 330 million in 2003. We believe that SmartPhones offering integrated voice and data capabilities, combined with extended features and user-friendly interfaces, will drive the growth of mobile voice and data communications.

        Mobile Data Services. The introduction of data-capable wireless networks has led to the recent development of services aimed at the mobile consumer, such as e-mail, news and travel reservations. The development and expansion of these services will help drive the demand for devices such as SmartPhones, as well as providing additional revenue opportunities for these service providers.

THE NEOPOINT SOLUTION

      Our SmartPhones are among the first products to capitalize on the convergence of voice and data applications. We believe that our SmartPhones, together with our myAladdin.com SmartService, allow our customers to offer compelling services that create additional revenue opportunities and build brand recognition. Further, we believe our products and services will enable our customers to attract and retain subscribers and differentiate them from their competitors.

 SmartPhones

      We believe that our SmartPhones are the first commercial products to integrate Internet access, PDA functionality and data transmission capability into a traditional wireless handset without sacrificing ease-of-use, convenience, appearance, functionality or cost. Our SmartPhones have the following features:

    .  high-quality digital wireless voice communication capabilities;

    . a wide range of data capabilities, such as Internet browser and e-mail applications;

    .  a proprietary, easy to use interface;

    . an 11 line X 24 character display that is significantly larger than a traditional cellular telephone display;

    . PDA functionalities, including contact information, task list and appointment calendar;

    .  personal computer synchronization;

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

    .  wireless modem functionality;

    .  voice-activated commands; and

    . intuitive text entry based on predictive software that allows rapid text input through the handset keypad.

 myAladdin.com SmartService

      We believe that our myAladdin.com SmartService is the first wireless Internet portal that has the intelligence necessary to allow wireless carriers and other consumer-oriented businesses to provide compelling, convenient and useful services to their customers. Although most WAP-enabled portals allow users to access information from the Internet on a "pull" basis, we believe that demand for wireless Internet access will be primarily driven by the development of portals that can anticipate user requirements and have personalized information and services "pushed" to the user where and when they are most useful.

      We intend to deliver personalized, localized and timely content that improves upon customer personalization services currently in use. We begin with customer-indicated preferences, which allow individuals to identify those services they want to receive and when they want to receive them. We then add location intelligence that uses the global positioning system, or GPS, or other location technologies to provide information and services based on the user's current location. Most importantly, we use intelligent personalization, which is an accumulation of the end user's request patterns learned over a period of time, resulting in real-time customization of information and services. Because this learned personalization increases over time and cannot be easily recreated, we believe that our myAladdin.com SmartService will make the consumer less likely to change service providers.

      Our myAladdin.com SmartService will be offered to wireless carriers and other consumer-oriented businesses, such as banks and brokerage firms. We intend to provide both content and enabling technology that will allow our customers to deploy branded and customized content and applications over the Internet to their customers with wireless capabilities. We believe that wireless carriers and other consumer-oriented businesses are searching for the type of "stickiness" that our myAladdin.com SmartService can create.

BUSINESS STRATEGY

      Our strategy is to become a leading supplier of SmartPhones to wireless carriers and other customers worldwide. We also intend to develop and expand our myAladdin.com SmartService for sale to wireless carriers and other consumer-oriented businesses for use as part of their own wireless Internet portal strategies. Key elements of this strategy include the following:

      Accelerate SmartPhone Innovations. We intend to build on our position as a leader in the SmartPhone market by:

    . developing new products that will operate on existing and future wireless air interface technologies;

    . developing and acquiring applications that will support new functionalities, such as advanced connectivity capabilities, improved graphical and physical interfaces and enhanced data applications; and

    . further shortening the development cycle and time-to-market of future products.

      Expand and Enhance our myAladdin.com SmartService. We intend to expand the features and functionality of our myAladdin.com SmartService to offer additional value-added services to our customers. We believe these additional features and functionalities will enable us to capture a leading position in the emerging wireless Internet portal market.

      Extend Strategic Alliances and Relationships. We intend to leverage our existing strategic relationships with leading companies in the Internet and wireless communications industries and create new strategic alliances with a focus on:

    . Sales Channels, developing relationships with wireless carriers, distributors and other consumer-oriented businesses in domestic and international markets to increase sales of our SmartPhones and our myAladdin.com SmartService;

    . Manufacturing Partners, expanding the number of manufacturing partners to supply future SmartPhones; and

    . Research and Development Partners, entering into alliances for the development of new products and services.

      Develop and Leverage the NeoPoint Brand. We believe that we are known within the wireless industry as a leader in the SmartPhones market. We plan to build on and extend this leadership and brand recognition through innovative products, progressive product styling and creative marketing. We intend to accomplish this by expanding the distribution of our products under our own brand, as well as through co-branding initiatives with our customers and partners.

PRODUCTS AND SERVICES

 SmartPhones

      Our SmartPhones integrate high-quality voice capabilities with e-mail, Internet access and PDA functionality into a single wireless device without sacrificing ease of use, convenience, appearance, functionality or cost. Our current products include the following:

      NeoPoint 1000. The NP-1000 SmartPhone has the following features:

    . a 1900 MHz CDMA-based personal communications services, or PCS, air interface;

    .  a built-in Web browser for Internet access;

    . an 11 line X 24 character display that is significantly larger than a traditional cellular telephone display;

    . PDA functionality, such as a contact information, task list and appointment calendar;

    . synchronization software that allows NP-1000 users to synchronize contact, scheduling and other data between the user's personal computer and the SmartPhone.

    .  wireless 14.4 kbps modem capabilities;

    .  sleek form factor, weighing 6.4 ounces;

    . voice recognition capabilities, that, among other things, enable voice dialing and application initiation on voice command; and

    . T-9(R) intuitive text entry technology, that uses predictive software to allow rapid text input through the handset keypad through a customizable database of common words.

      We began shipping the NP-1000 SmartPhones in late August 1999 to Sprint PCS. Sprint PCS currently resells the NP-1000 under the Sprint PCS brand. We also have an agreement with Bell Distribution to resell the NP-1000 in Canada under the NeoPoint brand. See "--Key Alliances and Relationships" and "--Sales Channels and Marketing."

      NeoPoint 1600. The NP-1600 SmartPhone contains similar features and functionalities to the NP-1000, as well as:

    .  an 800 MHz CDMA/AMPS dual-mode cellular air interface;

    .  an analog short messaging service;

    .  a vibrate alert function; and

    .  an earphone jack.

      Accessories. We sell various accessories for our SmartPhones, including hands-free kits, travel chargers, synchronization stations and data cables. We currently purchase these accessories from NeoTel and resell them to our customers. See "Certain Transactions--Transactions with Affiliates."

  myAladdin.com SmartService

      We currently can offer a variety of information and services through our myAladdin.com SmartService, such as:

     .e-mail                   .stock quotes           .messaging
     .driving directions       .traffic information    .ATM locations
     .Yellow pages directory   .restaurant locations   .hotel locations
     .entertainment directory  .golf tee time services .price comparisons
     .personalized news        .weather                .travel information
     .event information        .sports                 .horoscopes

      Our myAladdin.com SmartService will be compatible with all WAP-enabled wireless devices, including telephone handsets, two-way pagers and PDAs that use wireless air interface technologies based on CDMA, GSM, TDMA, integrated Digital Enhanced Network, or iDEN, and Cellular Digital Packet Data, or CDPD. The location technology employed by myAladdin.com also interfaces with existing telephone handset and network based location technology, including GPS.

      We intend to offer our myAladdin.com SmartService to wireless carriers and other consumer-oriented businesses, such as banks and brokerage services, on a non-branded basis. As a result, we will provide our customers with all of the services and technology required to enable them to offer their own branded portal. We believe that we will be one of the few providers of mobile data services that will offer these services on a non-branded basis.

      We expect that revenues from our myAladdin.com SmartService will be derived primarily from fees for services and advertising revenues. Wireless carriers and other customers may bundle the myAladdin.com SmartService as part of their service offering, or they may elect to charge their subscribers additional fees for these services. Advertising revenues, which we initially expect to be minimal, may be derived from delivering advertisements to WAP-enabled devices.

 Other SmartPhone Services

      We provide radio frequency engineering and consulting services on a contract basis to wireless network carriers, equipment vendors and infrastructure manufacturers. These services are used by our customers in connection with the planning and deployment of wireless telecommunications networks, including data networks. We believe that these services provide a significant benefit to our customers while allowing our engineers to gain experience and skills with new technology and exposure to new markets. We believe that these services enable us more effectively to assess our current and potential customers' needs and strategic directions and play an important role in our product development strategy. We also provide a Windows-based network verification and optimization software tool used to monitor and record in real time over-the-air CDMA voice and data call performance on cellular and PCS networks. This software allows the user to display and analyze recorded data, in addition to generating custom reports, maps and charts.

Sales Channels and Marketing

 SmartPhones

      We intend to sell our SmartPhones to wireless carriers and through other distribution channels and a direct sales force. To date, all of our sales have been in the U.S. However, we have recently signed agreements to distribute our SmartPhones in Canada and Latin America.

      Carrier Relationships. To date, we have sold substantially all of our SmartPhones to Sprint PCS. Shipment of the NP-1000 SmartPhone commenced in late August 1999. Sprint PCS resells our SmartPhones through several distribution channels, including Sprint PCS retail stores, national, regional and local retailers and direct sales to corporate accounts. We recently signed a supply agreement with Bell Distribution for sales of our NP-1000 Smart Phones in Canada to Bell Mobility subscribers. Shipments under this agreement are expected to commence in January 2000.

      We intend to further expand our customer base by entering into relationships with other wireless carriers, and are currently in discussion with several large domestic carriers and potential distribution partners. As these discussions are in the early stages, we cannot assure you that we will be successful in reaching any agreements on terms acceptable to us, if at all.

      Other Distribution Channels. We plan to evaluate and exploit selected alternative distribution channels during 2000. These channels include on-line consumer distribution, either through our own web site and/or in conjunction with established e-commerce partners, traditional distributors who would configure and ship our handsets to wireless agents, resellers and retailers, and vertical market opportunities involving the customization of handset software to support specific vertical applications such as sales force automation.

      Direct Sales Force. We currently have a small direct sales force in place, tasked with selling and supporting the sales of our SmartPhones to domestic and international wireless service providers such as carriers and on-line wireless agents and resellers. We intend to continue adding to our direct sales force as we increase our sales efforts to these customers, as well as to explore additional distribution channels over the short term.

      International Sales. We are in the process of establishing an international sales presence. We have signed a distributorship agreement with Spacetelecom Wireless to distribute our NP-1000 and NP-1600 SmartPhones in various markets in Latin America in 2000. We are also in the process of discussing other possible international relationships with carriers and distributors. However, since we are in the early stages of these discussions, we cannot assure you that we will be successful in reaching any such agreements on terms acceptable to us, if at all.

      Distribution Rights. Our agreement with LGIC grants LGIC exclusive rights to distribute some of our CDMA-based SmartPhones in Korea and non-exclusive rights with respect to the rest of the world. We retain exclusive distribution rights for our SmartPhones in the U.S. and non-exclusive rights worldwide, except Korea. Our memorandum of understanding with Siemens contemplates that Siemens will have exclusive worldwide sales rights to the GSM version of a future SmartPhone, except for North and South America where we expect to have the option to market this product. Products marketed by Siemens may be under the Siemens brand or co-branded with us. Additionally, our memorandum of understanding with GVC contemplates granting GVC exclusive distribution rights in Taiwan and the People's Republic of China to a SmartPhone aimed at the international market that is currently under development.

      Marketing. The NP-1000 SmartPhone is currently promoted by Sprint PCS in their advertising and promotional activities as a Sprint-branded product. Our sales and marketing efforts for our branded SmartPhones to date have included advertising in industry publications, promotions at industry conventions, print and online advertising and public relations and various joint promotional efforts with Sprint PCS. We plan to build brand recognition of our products through advertising in the mass media and point-of-sale presentations. We also plan to begin using our name on our SmartPhones, either just as "NP" products or co-branded with a wireless carrier. Establishing and developing long-term relationships with potential customers will continue to be a key element in our overall marketing strategy.

  myAladdin.com SmartService

      We have a sales and business development team focused on increasing the scope of services offered through our myAladdin.com SmartService. We market these services to wireless carriers through direct sales efforts, industry events and trade shows and sales efforts through industry channels. We also plan to leverage our SmartPhone relationships with wireless carriers as part of these efforts. We also market our myAladdin.com SmartService to consumer-oriented businesses, such as banks and brokerage firms, primarily through direct sales efforts.

  Personnel

      As of December 31, 1999, we had 32 sales and marketing professionals for both the sale of our SmartPhones and our myAladdin.com SmartServices. We intend to increase this staff over the next twelve months. Our senior management is also actively involved in our sales and marketing efforts through extensive customer contacts, speaking engagements and industry activities.

KEY ALLIANCES AND RELATIONSHIPS

      Some of our strategic alliances and relationships are as follows:

      LGIC. LGIC is a major manufacturer of wireless and electronic equipment headquartered in Seoul, Korea. We have a research, development and distribution agreement with LGIC in effect until February 2018, under which LGIC is the exclusive manufacturer for our NP-1000 and NP-1600 SmartPhones, and will also exclusively manufacture a planned future CDMA-based SmartPhone that is under development. LGIC is also a significant stockholder in NeoPoint. See "Certain Transactions--Relationship With LGIC " and "Principal Stockholders." We believe that our relationship with LGIC has enabled us to create a shorter development cycle and get our products to market on a cost-effective and timely basis.

      Siemens. Siemens is a major manufacturer of GSM mobile phones and other electronic and computer equipment and products headquartered in Germany. We entered into a memorandum of understanding with Siemens in October 1999 for joint development, manufacturing, marketing and sales of GSM-based and other advanced SmartPhones. Subject to the terms of a definitive agreement, we expect that Siemens will have manufacturing rights for certain GSM-based versions of our SmartPhones and other advanced SmartPhones. Siemens is also a significant stockholder in NeoPoint. See "Certain Transactions--Relationship With Siemens" and "Principal Stockholders." We believe that our relationship with Siemens will enable us to develop GSM-based SmartPhones and other products incorporating multiple wireless technologies.

      Sprint PCS. Sprint PCS is a major wireless carrier that operates a significant U.S. PCS network. We have a supply agreement with Sprint PCS that expires on January 31, 2000. Under this agreement, we supply Sprint PCS with NP-1000 SmartPhones for resale to Sprint PCS subscribers under the Sprint PCS brand name. In addition, we provide training and sales support to Sprint PCS personnel with respect to our products. We have also granted Sprint PCS warrants to purchase 759,386 shares of our common stock. See "Description of Capital Stock--Warrants."

      Bell Distribution. Bell Distribution is an affiliate of Bell Mobility, a major wireless carrier in Canada. We recently signed a supply agreement with Bell Distribution for the sale of our NP-1000 SmartPhones in Canada to Bell Mobility subscribers under our brand name. We expect the first shipments to commence in January 2000.

      GVC Corporation. GVC is an international manufacturer and distributor of electronic and other consumer products. We signed a memorandum of understanding with GVC in July 1999. We expect that, subject to the terms of a definitive agreement, GVC will be a manufacturer of a SmartPhone aimed at the international market that is currently under development and that GVC will have the exclusive right to market and sell this product in Taiwan and the People's Republic of China. However, we cannot assure you that any definitive agreement will be reached on terms acceptable to us, if at all. GVC is a stockholder in NeoPoint.

MANUFACTURING

      LGIC. LGIC has exclusive rights to manufacture our CDMA-based NP-1000 and NP-1600 SmartPhones and will also exclusively manufacture a planned future CDMA-based SmartPhone that is under development. As part of the manufacturing process, LGIC performs tasks that include material procurement, assembly, testing, packaging and shipment. All finished handsets are currently shipped from LGIC's facilities in Korea to our distribution center in the U.S. for just-in-time delivery to our customers. We believe that LGIC is capable of increasing capacity while maintaining the current high quality of the finished products, and we expect that LGIC will be able to meet production requirements for our SmartPhones in the future.

      GVC. Our memorandum of understanding with GVC contemplates that GVC will manufacture a SmartPhone aimed at the international market that is currently under development.

      Siemens. Our memorandum of understanding with Siemens contemplates that Siemens will manufacture some GSM-based versions of our SmartPhones and other advanced SmartPhones.

TECHNOLOGY

 Digital Wireless Technologies.

      CDMA. CDMA is an advanced digital wireless technology standard developed by QUALCOMM. CDMA uses mathematical codes to distinguish between multiple wireless transmissions, unlike GSM or TDMA which use frequencies or time slots. CDMA assigns a code to all speech bits, sends a scrambled transmission of encoded speech over the air and reassembles the speech in its original format. CDMA technology allows several simultaneous conversations to share the same frequency allocation. CDMA has been commercially deployed or is under development in more than 35 countries, including the United States.

      TDMA. TDMA is a digital wireless technology that uses time slots to distinguish between multiple wireless transmissions. TDMA compresses voice bits and transmits them in a fraction of a second, allowing several simultaneous calls to be carried on the same frequency. TDMA has a significant market presence in North, South, and Central America, and a smaller presence in Africa and Asia.

      GSM. GSM is a digital wireless technology that is a variant of TDMA. GSM currently has the largest user base of all digital wireless technologies. GSM is the predominant digital standard used throughout Europe and is used extensively throughout Asia, Australia and New Zealand. GSM has a smaller footprint in the U.S. and Latin America.

      iDEN. iDEN is a digital wireless technology that is a variant of TDMA. iDEN is optimized to operate in the 400 MHz SMR, or Specialized Mobile Radio spectrum, and offers conventional 2-way radio-type services and self-contained speakerphone functionality. iDEN has limited deployment in the U.S. and Canada and is generally used in industrial environments.

      CDPD. CDPD is a digital wireless technology that is an overlay to existing analog, or AMPS, cellular networks. CDPD has been available since 1995, but with only limited deployment and acceptance in the U.S. and Canada.

 SmartPhones

      Technologies employed by our SmartPhones include:

      WAP. WAP is an application environment and set of communication protocols for wireless devices designed to enable manufacturer-, vendor- and technology-independent access to the Internet and advanced telephony services. WAP is an open standard that provides a common platform for delivering Internet content to wireless devices, allowing a text version of a specially formatted Web page to be easily displayed.

      Synchronization. Our SmartPhones incorporate synchronization technology licensed from Puma Technologies. This technology allows our SmartPhones to synchronize information with many personal computer-based organizer applications, including Microsoft Outlook, Lotus Organizer/Notes, ACT!, Goldmine, Palm Desktop and IntelliPIM. This technology is modular in concept and has the capacity to support other organizer applications and multiple languages.

      Voice Recognition. Our SmartPhones incorporate voice recognition technology licensed from Advanced Recognition Technologies. Voice recognition technology allows users to "voice tag" some phone functions, allowing them to be performed upon simple voice commands.

 myAladdin.com SmartService.

      System Infrastructure. The myAladdin.com server platform is built to be a carrier-grade platform that is fault-tolerant, scaleable to millions of users and based upon an open systems architecture. This platform is based on:

    .  BEA Systems' WebLogic application servers;

    .  NetraT1 servers;

    .  Sun Microsystems' Enterprise 450 and 4500 servers; and

    .  Sun Microsystems' Solaris Operating Environment.

      We intend to provide all data processing, customization and record-keeping services for our customers. All of our servers are hosted at Level 3 Communications, although we are responsible for their maintenance. We have the ability to host our servers at our customers' data centers at their request.

      Software. Our myAladdin.com platform uses the following software:

    .  Veritas Foundation Suite, which provides on-line storage management;

    . Veritas FirstWatch, which provides failover management for our website environment;

    . Resonate Central Dispatch Distributed Traffic Management, which provides e-business traffic;

    .  Sun Microsystems' Java Platform; and

    .  Oracle 8i database technology.

      Intelligent Agent Technology. myAladdin.com's intelligent agent technology is based upon our proprietary Adaptive Information Server. The Adaptive Information Server sends content to myAladdin.com subscribers based upon its relevance to them, which is learned over time. As a subscriber accesses content, the system creates a statistical model of that subscriber's interests that personalizes future transmissions.

      We license Recommendation Engine technology developed by Net Perceptions to power our Adaptive Information Server. As the Adaptive Information Server interacts with subscribers, myAladdin.com transmits this information to the Recommendation Engine. The engine then draws upon this information to make predictive recommendations.

      Location-Based Services. myAladdin.com supports multiple location determination technologies, such as handsets with GPS, differentiated-GPS and network-based approaches.

      Device Independence. We have developed a real-time transcoding engine that converts Internet content into formats that match the display capability of any WAP-enabled device. This system, based on Java technology, can deliver content as HTML, HDML, WML, SMS, e-mail or as a text page.

Research And Development

      We believe that our success will depend, in part, on our ability to develop and introduce new products and enhance our existing products. We have made, and intend to continue to make, significant investments in research and development. Our expenditures for research and development were approximately $3.5 million in 1998 and $6.2 million for the nine months ended September 30, 1999. As of December 31, 1999 we had 84 engineers and other personnel engaged in research and development activities.

      In addition to internal resources, we have entered into the following agreements related to research and development activities:

    . NexCom. We have a product development agreement with NexCom under which they are assisting us to develop a SmartPhone aimed at the international market.

    . Siemens. Under our memorandum of understanding with Siemens, we expect to engage in joint research and development activities with Siemens for GSM-based and other advanced SmartPhones. We expect that Siemens will pay research and development expenses relating to development of a GSM-based version of a planned future SmartPhone currently under development, and we expect to share research and development expenses on other projects.

CUSTOMER SERVICE AND SUPPORT

 SmartPhones

      Our customer service group includes a team of technical service representatives that respond to requests for general consumer and business information relating to NeoPoint, our products, product availability and services, including matters of public information as well as technical questions. The customer service group also receives and processes purchase orders for handsets and accessories.

      Customer service and support for our NP-1000 SmartPhones is primarily handled by Sprint PCS as part of the services they provide their PCS subscribers. We assist in training Sprint PCS personnel on the advanced features and functionalities of our SmartPhones and on service-related matters.

      We outsource warranty and other product repairs to an affiliate of LGIC that maintains a service center in Huntsville, Alabama. This service center also provides repair and maintenance services for other wireless handheld devices and electronic components. Carrier customers can also call a toll-free hotline maintained by the service center to provide technical and other product support information.

 myAladdin.com SmartService

      We maintain a toll-free telephone number to provide technical support for our myAladdin.com SmartService. Additional information for customers is also available on our NeoPoint and myAladdin.com websites, including troubleshooting techniques, e-mail technical support, frequently asked questions and warranty information.

COMPETITION

      The markets for SmartPhones and services similar to our SmartServices are highly competitive and we expect competition to increase significantly in the future. We cannot assure you that we will be able to compete effectively against current and future competitors. In the sale of our SmartPhones, we compete against a number of large, well established companies, including but not limited to Audiovox, DENSO, Ericsson, Kyocera, LGIC, Motorola, Nokia, QUALCOMM, Samsung, SANYO, Siemens and Sony. Our SmartPhones also compete against PDAs and other hand-held computing devices. Principal competitors producing these products currently include Casio, 3Com/Palm Computing, Compaq, Handspring, Hewlett-Packard, Motorola and Research in Motion.

      In the market for services similar to our SmartServices, our principal competitors currently are Internet service providers that target mobile devices, including but not limited to, Phone.com, InfoSpace.com and 724 Solutions and in-house solutions from network or wireless carriers. We believe that we may face additional potential competition from traditional Internet portals such as America Online, The Microsoft Network, Yahoo! and Excite@Home.

      In addition, we may face competition from companies with which we currently have or may in the future have strategic relationships. Any such competition may have an adverse effect on the strategic relationships we have or may have with such competitors, or may preclude us from access to future technological developments. See "Risk Factors--We face significant competitive pressures, which may have a material adverse effect on us."

INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS

      To protect our proprietary rights, we rely primarily on a combination of:

    .  trade secret, copyright, patent and trademark laws;

    .  confidentiality agreements with employees and third parties; and

    . protective contractual provisions such as those contained in licenses and other agreements with licensors, vendors, customers and other third parties.

      Although we generally enter into employee invention and proprietary rights assignment agreements with our employees and generally limit the distribution of our proprietary information, these steps may not be adequate to deter misappropriation of our proprietary information. We also may be unable to detect breaches of confidentiality or other protective provisions by other parties, and even if we were aware of such breaches we may not have adequate remedies for them.

      We currently do not hold any patents. However, we have applied for 21 patents in the U.S., two patents in South Korea, two patents in Taiwan and two patents under the Patent Cooperation Treaty for various aspects of our proprietary technology.

      We license the CDMA technology incorporated into our SmartPhones from QUALCOMM. This license allows us to manufacture our CDMA-based SmartPhones and sell or distribute them in North America, Central America and South America. We have the option to extend this license to the rest of the world. The license does not have a specified term and may be terminated by QUALCOMM for cause or upon the occurrence of other specified events. We have also granted to QUALCOMM a worldwide, royalty-free, non-transferable license to use, in connection with wireless communications applications, our intellectual property that is used in our products which incorporate the CDMA technology licensed to us by QUALCOMM. This license to QUALCOMM allows QUALCOMM to make, use, sell or dispose of such products and the components therein.

      We rely on licenses from third parties for certain technologies incorporated into our handsets, including Internet browser technology from Phone.com, intuitive text input technology from Tegic Communications, synchronization technology from Puma Technology and voice recognition technology from Advanced Recognition Technologies.

      We anticipate that we will from time to time enter into strategic partnerships or ventures with third parties for the development of technology related to our business. We expect that we may need to contribute our intellectual property to such partnerships or ventures and be required to license any technology developed to our partners and other third parties. Additionally, under the terms of our memorandum of understanding with Siemens, we expect to engage in joint research and development activities. Any technology resulting from such activities may be required to be licensed to Siemens.

      See "Risk Factors--We depend on technology and content obtained from third parties to provide our products and services" and "--We may be unable to adequately protect our proprietary rights" for a discussion of other risks associated with our use and dependence upon intellectual property.

EMPLOYEES

      As of December 31, 1999, we had 171 full and part-time employees, including 32 in sales and marketing and 84 in research and development. Of this total number of employees, 63 hold engineering degrees and 19 employees are located in Seoul, Korea. None of our employees is represented by a union or subject to a collective bargaining agreement. We believe that our relations with our employees are good.

FACILITIES

      Our La Jolla, California headquarters occupy approximately 33,600 square feet under subleases expiring in July 2000. We have executed a six year lease with a third party to occupy a new 51,000 square foot building commencing late July 2000, with options for additional space, under a build-to-suit lease.

      We also lease approximately 18,000 usable square feet for a research and development facility in Seoul, Korea.

LEGAL PROCEEDINGS

      In December 1999, Sprint PCS notified us that it had received a letter claiming that products sold by Sprint PCS utilize technology covered by U.S. patent 4,473,824 entitled "Price Quotation System." The letter did not specifically refer to our SmartPhones. At the request of Sprint PCS, we have assumed responsibility of responding to this letter in accordance with our CDMA PCS subscriber unit supply agreement. We are currently evaluating the issue with Sprint PCS and patent counsel.

      On September 28, 1999, a former employee filed a lawsuit in Superior Court of the State of California, County of San Diego, against us and William
Y. Son alleging various tort, contract and statutory claims arising out of an employment dispute. The former employee claims that he is entitled to receive an aggregate of 150,000 shares of our common stock and options to acquire an additional 150,000 shares at an exercise price of $0.10 per share under the terms of an alleged employment agreement. The complaint seeks monetary damages of approximately $2.4 million, additional monetary penalties and punitive damages. In October 1999 we filed a general denial and made affirmative defenses to the former employee's complaint. We are currently in the process of discovery.

      On August 6, 1999, we filed a voluntary self-disclosure with the U. S. Department of Commerce relating to inadvertent exports to Korea of software requiring an export license for which no export license had been obtained. We have obtained licenses for subsequent export of this software.

      Although the ultimate outcome of these matters is not presently determinable, we believe that the resolution of all such pending matters will not have a material adverse affect on us. As of the date of this prospectus, we are not engaged in any other legal proceeding.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

      Our executive officers and directors and their ages as of December 31, 1999 are as follows:

  NAME                     AGE                     POSITION
  ----                     ---                     --------
William Y. Son............  36 Chairman, Chief Executive Officer and President
Sanford P. Weisman........  43 Senior Vice President, Sales and Marketing
Gregory M. Decker.........  43 Vice President, Finance & Administration
Matthew Gettinger.........  42 Vice President, General Counsel and Secretary
Mike H.P. Kwon............  35 Vice President, Business Development
Gary M. Rogers............  46 Vice President, Operations
Kevin M. Thornton.........  42 Vice President and General Manager, myAladdin.com
Yeoungjee Chung...........  41 Chief Technology Officer
Eric Campbell.............  35 Director
Swan Chen.................  48 Director
Pyoung Won Suh............  57 Director
Peter Zapf................  50 Director

      William Y. Son founded NeoPoint and has served as President and Chief Executive Officer since we commenced operations in October 1997. Mr. Son has served as a Chairman of the board of directors since October 1997. From March 1995 to September 1997, Mr. Son served as regional director for QUALCOMM in Korea. From September 1993 to March 1995, he held various technical positions at QUALCOMM.

      Sanford P. Weisman has served as Senior Vice President, Sales and Marketing since April 1999. From October 1997 to April 1999, Mr. Weisman held the position of Interim Chief Executive Officer of AirAlert Technologies, a firm focused on e-commerce and wireless notification applications, co-founded by Mr. Weisman. From January 1996 to September 1997, Mr. Weisman held the position of Vice President, General Manager for SkyTel Communications. From January 1994 to January 1996, he served as Vice President of Marketing and Channel Development for SkyTel.

      Gregory M. Decker has served as Vice President, Finance & Administration since November 1997. From May 1996 to November 1997, Mr. Decker was director of finance for QUALCOMM's Subscriber Products Division. From December 1994 to May 1996, Mr. Decker served as Director of Finance for Ericsson Raynet.

      Matthew Gettinger has served as Vice President and General Counsel since July 1999 and as Secretary since November 1999. Prior to joining NeoPoint, Mr. Gettinger served as Vice President and Group General Counsel for the Satellite and Broadcast Network Systems Group of General Instrument Corporation from January 1998 to June 1999. From January 1994 to December 1997, Mr. Gettinger served as Vice President and General Counsel for the Satellite Data Networks Group of General Instrument and as Assistant General Counsel for the GI Communications Division of General Instrument.

      Mike H. P. Kwon has served as Vice President, Business Development since October 1999. From January 1999 to September 1999, Mr. Kwon served as an independent consultant to us. From March 1998 to December 1998, Mr. Kwon served as President of Digital Line, a supplier of cellular telephones and accessories. From March 1996 to February 1998, Mr. Kwon served as President of Mobilex Inc. International, a supplier of cellular telephones and accessories and, International Sales for CDMA handsets of Norstar International. From April 1993 to February 1996, Mr. Kwon served as President of Doy International, an international trading company.

      Gary M. Rogers has served as Vice President of Operations since May 1999. Prior to joining NeoPoint, Mr. Rogers served as Vice President of Operations for Tandon Associates, a manufacturer of components for hard disk drives, from September 1996 to August 1998. From August 1993 to September 1996, Mr. Rogers served as Director of Quality for Reveal Computer Products, a manufacturer and distributor of computer peripherals.

      Kevin M. Thornton has served as Vice President and General Manager, myAladdin.com since October 1999 and as Vice President, Business Development from July 1999 to October 1999. From January 1997 to December 1998, Mr. Thornton served as Vice President of Sales and Marketing for Racom Corporation, a digital wireless carrier. From April 1994 to December 1996, Mr. Thornton headed the Internet division for Premenos Corporation, an electronic commerce software company.

      Yeoungjee Chung has served as Chief Technology Officer since joining NeoPoint in October 1999. From March 1995 to October 1999, Mr. Chung served as Assistant Professor in the Department of Computer Engineering at Wonkwang University in Korea. From March 1993 to February 1995, Mr. Chung served as senior researcher at the Electronics and Telecommunications Research Institute.

      Eric Campbell has served as a member of the board of directors since December 1998. From July 1998 to May 1999, Mr. Campbell held the position of General Counsel and also provided consulting services to us. Mr. Campbell is the President and Chief Executive Officer of GRIP, Inc. d/b/a Select Tee Times, and has held such positions since February 1998. Select Tee Times sells tee times for golf courses through a Web-based listing service and call center. From May 1993 to April 1997, Mr. Campbell was an associate attorney with the law firm of Gray Cary Ware & Freidenrich, LLP.

      Swan Chen has served as a member of the board of directors since December 1998. Mr. Chen has served as President of EverOn Technology Corp., a private technology consulting company, since June 1996. From January 1994 to January 1996, Mr. Chen served as President of Accton Technology Corp. Mr. Chen is also a director of several private companies. Mr. Chen is Transpac's representative on our board of directors.

      Pyoung Won Suh has served as a member of our board of directors since November 1999. Mr. Suh has served as President of LGIC from March 1998. From January 1995 through February 1998, Mr. Suh served as Chief Technical Officer of LG Electronics, Inc, an affiliate of LGIC. From January 1994 to February 1998, Mr. Suh held various management positions with LGIC or its affiliates. Mr. Suh is also a director of LGIC. Mr. Suh serves as LGIC's representative on our board of directors.

      Peter Zapf has served as a member of the board of directors since December 1999. Mr. Zapf has served as President of the Communication Devices, Information and Communication Products business unit of Siemens since April 1999. From October 1998 to April 1999, Mr. Zapf served as President of the Mobile Phones business unit of Siemens. From October 1996 to September 1998, Mr. Zapf served as President of Siemens' Digital Products business unit. From January 1994 to September 1996, Mr. Zapf held various management and technical positions within Siemens. Mr. Zapf serves as Siemens' representative on our board of directors.

COMMITTEES OF THE BOARD OF DIRECTORS

      The audit committee of our board of directors recommends the appointment of our independent auditors, reviews our internal accounting procedures and financial statements and consults with and reviews the services provided by our independent auditors, including the results and scope of their audit. The audit committee currently consists of Swan Chen and Pyoung Won Suh.

      The compensation committee of our board of directors reviews and recommends to the board of directors the compensation and benefits of all executive officers of NeoPoint and establishes and reviews general policies relating to compensation and benefits of NeoPoint employees. The current members of the compensation committee of the board of directors are William Y. Son and Swan Chen.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

      William Y. Son, our Chairman, Chief Executive Officer and President, is a member of the compensation committee. There are no compensation committee interlocks.

COMPOSITION OF THE BOARD OF DIRECTORS

      Our board of directors is currently fixed at seven directors. Messrs. Campbell, Chen, Son, Suh and Zapf were elected to serve on our board of directors pursuant to a voting agreement entered into in connection with sales of our preferred stock. These agreements will terminate upon the closing of this offering. Upon the closing of this offering, our restated certificate of incorporation will provide that the terms of office of the members of the board of directors will be divided into three classes: Class I, whose term will expire at the annual meeting of stockholders to be held in 2001, Class II, whose terms will expire at the annual meeting of stockholders to be held in 2002 and Class III, whose terms will expire at the annual meeting of
stockholder to be held in 2003. The Class I director will be Mr.         , the
Class II directors will be Messrs.           and          , and the Class III
directors will be Messrs.           and          . At each annual meeting of
stockholders after the initial classification, the successors to directors whose term will then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election. Our nonemployee directors devote such time to our affairs as is necessary to discharge their duties. There are no family relationships among any of our directors, officers or key employees.

DIRECTOR COMPENSATION

      Except for reimbursement for reasonable travel expenses relating to attendance at board meetings and discretionary grants of stock options, directors are not currently compensated for their services as directors. Directors who are employees are eligible to participate in our stock option plans.

EXECUTIVE COMPENSATION

      The following table sets forth information regarding compensation received during the year ended December 31, 1999 by our chief executive officer and the other executive officers whose aggregate compensation earned during the year ended December 31, 1999 exceeded $100,000.

                                                              LONG-TERM
                                ANNUAL COMPENSATION          COMPENSATION
                         ----------------------------------- ------------
                                                                SHARES
   NAME AND PRINCIPAL                         OTHER ANNUAL    UNDERLYING     ALL OTHER
   POSITION              SALARY($)  BONUS($) COMPENSATION($)  OPTIONS(#)  COMPENSATION($)
   ------------------    ---------  -------- --------------- ------------ ---------------
William Y. Son.......... $ 200,000  $61,667                                 $87,085 (1)
  Chairman, Chief
   Executive Officer and
   President
Sanford P. Weisman...... 90,000 (2)             35,000 (3)      65,000       38,768 (4)
  Senior Vice President,
   Sales and Marketing
Gregory M. Decker.......   130,000                              25,000
  Vice President,
   Finance &
   Administration
Mike H.P. Kwon.......... 25,385 (5)            100,000 (3)      50,000
  Vice President,
   Business Development

--------

(1) Includes $75,000 paid to Mr. Son in connection with an amendment to an assignment agreement, $10,000 related to the issuance of 40,000 shares of common stock to Mr. Son in connection with that amendment and a $2,085 automobile allowance.

(2) Represents partial year. Mr. Weisman was employed in April 1999.

(3) Amounts represent signing bonuses paid to Mr. Weisman and Mr. Kwon in connection with the commencement of their employment.

(4) Includes $26,665 paid to Mr. Weisman as a relocation allowance and $12,013 paid as a housing allowance.

(5) Represents partial year. Mr. Kwon was employed in October 1999.

OPTION GRANTS

      The following table sets forth information regarding grants of stock options to each of the executive officers named in the executive compensation table above during the year ended December 31, 1999. All of these options were granted under our 1998 Stock Option Plan. The percentage of total options set forth below is based on 1,664,200 options granted to employees during the year ended December 31, 1999. All options were granted at the fair market value of our common stock, as determined by the board of directors on the date of grant. Potential realizable values are net of exercise price, but before taxes associated with exercise. Amounts represent hypothetical gains that could be achieved for the options if exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with rules of the SEC and do not represent our estimate or projection of the future common stock price.

                                                                              POTENTIAL REALIZABLE
                                                                                      VALUE
                                                                             AT ASSUMED ANNUAL RATES
                                                                                 OF STOCK PRICE
                         NUMBER OF SHARES PERCENTAGE OF                      APPRECIATION FOR OPTION
                            UNDERLYING    TOTAL OPTIONS EXERCISE                    TERMS($)
                             OPTIONS       GRANTED TO   PRICE PER EXPIRATION ------------------------
  NAME                      GRANTED(#)      EMPLOYEES   SHARE($)     DATE        5%          10%
  ----                   ---------------- ------------- --------- ---------- ----------- ---------------
William Y. Son..........         --            --           --         --            --          --
Sanford P. Weisman......      65,000          3.91%       $0.25     5/3/09   $    10,220 $    25,898
Gregory M. Decker.......      25,000          1.50%        0.25    10/6/09         3,931       9,961
Mike H.P. Kwon..........      50,000          3.00%        0.25    10/6/09         7,861      19,922

OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUES

      The following table sets forth information about the exercise of options to acquire our common stock by the named executive officers during 1999 and year-end option amounts and values. The value realized upon the exercise of options is calculated based on the difference between the assumed initial
public offering price of $     per share and the option exercise price,
multiplied by the number of shares to which the exercise relates. The value of unexercised in-the-money options at fiscal year-end is calculated based on the
difference between the assumed initial public offering price of $     per share
and the option exercise price, multiplied by the number of shares underlying the option.

                                                NUMBER OF SECURITIES
                                               UNDERLYING UNEXERCISED     VALUE OF UNEXERCISED
                                               OPTIONS AT FISCAL YEAR-    IN-THE-MONEY OPTIONS
                           SHARES                        END               AT FISCAL YEAR-END
                         ACQUIRED ON  VALUE   ------------------------- -------------------------
  NAME                    EXERCISE   REALIZED EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
  ----                   ----------- -------- ----------- ------------- ----------- -------------
William Y. Son..........   182,000              599,250      718,750
Sanford P. Weisman......                                      65,000
Gregory M. Decker.......    98,958               31,250      144,792
Mike H.P. Kwon..........                                      50,000

401(K) PROFIT SHARING PLAN

      Our 401(k) salary reduction and trust plan covers all eligible employees and is intended to qualify as a tax-qualified plan under the Internal Revenue Code. Employees are eligible to participate in the plan on the first day of the month on or following one month of service at our company. The plan provides that each participant may contribute up to 15% of his or her pre-tax gross compensation up to a statutory limit, which is $10,500 in 2000. All amounts contributed by participants and earnings on participant contributions are fully vested at all times. We may make discretionary contributions to each participant's account. We have made no discretionary contribution under the plan to date.

1998 STOCK OPTION PLAN

      We have adopted our 1998 Stock Option Plan to promote our long-term growth and profitability, improve stockholder value, and attract, retain and reward highly motivated and qualified employees and directors. Our board of directors or a committee thereof administers the stock option plan.

      The stock option plan authorizes the board to grant options to purchase 6,500,000 shares of our common stock from time to time. We can grant options to employees, directors, officers and consultants in the form of incentive stock options and nonstatutory stock options.

      The stock option plan provides that the board of directors will interpret and administer the stock option plan and all decisions are final. The board therefore has the authority to select the persons to whom grants are to be made, to designate the number of shares of common stock to be covered by such grants, to determine the exercise price of options, and to make all other determinations and to take all other actions necessary or advisable for the administration of the plan.

      The exercise price of incentive stock options granted under the stock option plan must not be less than the fair market value of a share of the common stock on the date of grant. In the case of nonstatutory stock options, the exercise price must not be less than 85% of fair market value on the date of grant. With respect to an incentive stock option granted to an optionee who owns stock representing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of the option must be equal to at least 110% of fair market value on the date of grant, and the term of the option may not exceed five years. The terms of all other options may not exceed ten years. The aggregate fair market value, which is determined as of the option grant date, of the common stock for which incentive stock options may become exercisable for the first time by any optionee may not exceed $100,000 in any calendar year.

      Except as may be specifically provided for under a particular stock option agreement, under the plan, in the event of a change of control, as defined in the plan, the options will terminate unless the company acquiring us assumes the option or substitutes a substantially equivalent option for stock in the company acquiring us.

      Under the plan, all options, to the extent unexercised and exercisable on the date of the optionee's termination of employment, may be exercised at any time prior to six months after termination of employment due to death or total and permanent disability of the optionee and thirty days after the termination of employment in all other cases.

      The board of directors may terminate or amend the stock option plan or the option agreement at any time; however, subject to certain exceptions, and an optionee's consent must be obtained if it would impair the rights of that optionee. Options granted under the stock option plan are not transferable otherwise than by will or by the laws of descent and distribution, and may be exercised during the optionee's lifetime only by the optionee or the optionee's guardian or legal representative.

      As of December 31, 1999, we have granted currently outstanding options to purchase 4,855,048 shares of common stock under the stock option plan, at exercise prices ranging from $0.10 to $6.00 per share. Options generally vest over four years, with 25% vesting after an optionee has worked for us for twelve months and then ratably on a monthly basis thereafter, and such options generally expire ten years from the date of grant.

2000 EQUITY INCENTIVE PLAN

      Prior to the close of this offering, we intend to adopt the 2000 NeoPoint Equity Incentive Plan to provide incentives for officers, key employees and consultants through granting of options, restricted stock and other awards. In addition to awards made to officers, key employees or consultants, the Incentive Plan permits the granting of options to our independent non-employee directors.

      Under the Incentive Plan, not more than three million shares of common stock, or the equivalent in other equity securities, are authorized for issuance upon exercise of options, stock appreciation rights, or SARs, and other awards, or upon vesting of restricted or deferred stock awards. The maximum number of shares which may be subject to options or stock appreciation rights granted under the Incentive Plan to any individual in any calendar year
cannot exceed           .

      Prior to the closing of the offering, the board of directors will administer the Incentive Plan. After the closing of the offering, the compensation committee or another committee of the board of directors will administer the Incentive Plan with respect to grants to key employees or consultants of the Company and the full board of directors will administer the Incentive Plan with respect to director options. The committee will consist of at least two members of the board of directors, each of whom is a "non-employee director" for purposes of Rule 16b-3 under the Securities Exchange Act of 1934 and, with respect to options and SAR's which are intended to constitute performance-based compensation under Section 162(m) of the Internal Revenue Code, or Code, an "outside director" for the purposes of Section 162(m) of the Code. Subject to the terms and conditions of the Incentive Plan, the board of directors or committee has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject thereto and the terms and conditions thereof, and to make all other determinations and to take all other actions necessary or advisable for the administration of the Incentive Plan. The board of directors or committee may delegate to certain officers its authority to select the persons to whom awards are to be made, to determine the number of shares to be subject thereto and the terms and conditions thereof. In addition, the board of directors has discretion to determine the terms and conditions of director options and to interpret and administer the Incentive Plan with respect to director options. The committee (and the board of directors) are also authorized to adopt, amend and rescind rules relating to the administration of the Incentive Plan.

      Options, SARs, restricted stock and other awards under the Incentive Plan may be granted to individuals who are then officers or other key employees. Awards also may be granted to consultants selected by the board of directors or committee for participation in the Incentive Plan. Non-employee directors may be granted options by the board of directors. The committee may grant or issue stock options, SARs, restricted stock, deferred stock, dividend equivalents, performance awards, stock payments and other stock related benefits, or any combination thereof to key employees and consultants. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

      Nonqualified stock options, or NQSOs, will provide for the right to purchase common stock at a specified price which, except with respect to NQSOs intended to qualify as performance-based compensation under Section 162(m) of the Code, may be less than fair market value on the date of grant, but not less than par value, and usually will become exercisable, in the discretion of the board of directors, in one or more installments after the grant date, subject to the participant's continued employment and/or subject to the satisfaction of individual or company performance targets. NQSOs may be granted for a term of up to ten years, as specified by the board of directors.

      Incentive Stock Options, or ISOs, will be designed to comply with the provisions of the Code and will be subject to certain restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, must expire within a specified period of time following the optionee's termination of employment, and must be exercised within the ten years after the date of grant. In the case of an ISO granted to an individual who owns, or is deemed to own, at least 10% of the total combined voting power of all classes of our stock, the Incentive Plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must expire upon the fifth anniversary of the date of its grant.

      Restricted stock may be sold to any key employee or consultant at various prices, and made subject to such restrictions as may be determined by the committee. Restricted stock, typically, may be repurchased by us at the original purchase price if the conditions or restrictions are not met. In general, restricted stock may not be sold, or otherwise transferred or hypothecated, until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will receive dividends prior to the time when the restrictions lapse.

      Deferred stock may be awarded to any key employee or consultant, typically without payment of consideration, but subject to vesting conditions based on continued employment or on performance criteria established by the committee. Like restricted stock, deferred stock may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, deferred stock will not be issued until the deferred stock award has vested, and recipients of deferred stock generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

      SARs may be granted to any key employee or consultant in connection with stock options or other awards, or separately. SARs granted by the committee in connection with stock options or other awards will provide for payments to the holder based upon increases in the price of our common stock over the exercise price of the related option or other awards. Except as required by Section 162(m) of the Code with respect to an SAR intended to qualify as performance-based compensation as described in Section 162(m) of the Code, there are no restrictions specified in the Incentive Plan on the exercise of SARs or the amount of gain realizable from SARs, although restrictions may be imposed by the board of directors or committee in the SAR agreements. The committee may elect to pay SARs in cash or in common stock or in a combination of both.

      Dividend equivalents may be granted to any key employee or consultant by the board of directors or the committee. The amount of the dividend equivalents represent the value of the dividends per share paid by us, calculated with reference to the number of shares covered by the stock options, deferred stock, performance awards, SARs or other awards held by the participant.

      Performance awards may be granted to any key employee or consultant by the committee. Generally, these awards will be based upon specific performance targets and may be paid in cash or in common stock or in a combination of both. Performance awards may also include bonuses which may be granted by the committee which may be payable in cash or in common stock or in a combination of both.

      Stock payments may be received by any key employee or consultant selected by the committee in the manner determined from time to time by the committee. The number of shares of common stock or an option or other right to purchase common stock shall be determined by the committee, and may be based upon performance criteria as determined by the committee.

      The Incentive Plan prohibits any participant in the plan from, without the prior written consent of the representatives of the Underwriters and subject to certain exceptions, selling or otherwise disposing of any shares of common stock or options to acquire shares of common stock during the 180-day period following the date of this prospectus.

EMPLOYEE STOCK PURCHASE PLAN

      Our board of directors intends to adopt the 2000 Employee Stock Purchase Plan, or the Purchase Plan. The Purchase Plan is intended to be an "employee stock purchase plan" as described in Section 423 of the Code. The Purchase Plan will be administered by the compensation committee of our board of directors.

A total of        shares of our common stock will be reserved and available for purchase under the Purchase Plan, subject to antidilution and other adjustment provisions.

      The Purchase Plan will permit eligible employee participants to purchase our common stock through payroll deductions at a price per share equal to the lesser of eighty-five percent (85%) of the fair market value of the common stock on the first or the last day of an offering period. We anticipate that the Purchase Plan will provide for two offering periods each calendar year. The first is anticipated to be March 1 through August 31 and the second is anticipated to be September 1 through February 28 (or, each leap year, February
29), except that the first offering period under the Purchase Plan will begin on the effective date of this prospectus. On the last day of each offering period, each participant's accrued payroll deductions will be automatically applied to the purchase of common stock.

      Employees eligible to participate in the Purchase Plan will consist of all persons employed for at least 90 days by us or by certain of our subsidiaries described in the Purchase Plan, except that the Purchase Plan will exclude from participation any employee whose customary employment is for less than 20 hours per week or for not more that 5 months during a calendar year and any employee who owns stock representing 5% or more of the total combined voting power or value of all classes of our stock or the stock of our subsidiaries. No participant will be able to purchase shares of common stock in any calendar year under the Purchase Plan with an aggregate fair market value (generally determined as of the beginning of the plan year) in excess of $25,000.

                              CERTAIN TRANSACTIONS

RELATIONSHIP WITH LGIC

      In October 1997, LGIC agreed to purchase 5,333,334 shares of Series A preferred stock at a purchase price of $1.50 per share. We issued LGIC 2,666,667 shares on April 1998, 1,440,000 shares in September 1998, 160,000 shares in November 1998 and 1,066,667 shares in May 1999 for total consideration of $8.0 million. In December 1999, we granted LGIC a warrant to purchase 650,000 shares of our Series C preferred stock at an exercise price of $8.00 per share that expires if not exercised prior to the closing of this offering.

      We have a research, development and distribution agreement with LGIC that grants LGIC exclusive rights to manufacture and supply our first three CDMA-based SmartPhones. Under the agreement, LGIC has the exclusive right to distribute these CDMA-based SmartPhones in Korea and non-exclusive rights to distribute these CDMA-based SmartPhones throughout the rest of the world, other than the United States. In 1998 and during the nine months ended September 30, 1999, purchases from LGIC totaled $163,000 and $14.9 million, respectively, under the agreement. We also have a relationship with an affiliate of LGIC to provide us with warranty and product repair services in their service center in Huntsville, Alabama.

      Under the terms of a voting agreement entered into in connection with the sale of our preferred stock, LGIC is entitled to elect one member to our board of directors. This voting agreement will terminate upon the closing of this offering. Pyoung Won Suh, a member of our board of directors, is also the president and a member of the board of directors of LGIC.

RELATIONSHIP WITH TRANSPAC

      In July 1998, Transpac purchased 666,667 shares of Series A preferred stock at a purchase price of $1.50 per share for an aggregate consideration of $1.0 million. In November 1998, Transpac purchased 4,000,000 shares of Series B preferred stock at a purchase price of $2.50 per share for aggregate consideration of $10.0 million. In June 1999, Transpac purchased an additional 1,200,000 shares of Series B preferred stock at a purchase price of $2.50 per share for aggregate consideration of $3.0 million.

      In September 1999, we entered into a consulting agreement with Transpac to formalize an existing consulting relationship between us and to provide for continued consulting services through December 31, 1999. We granted Transpac an option to purchase 600,000 shares of our common stock at an exercise price of $0.25 per share as consideration for its consulting services.

      In October 1999, in connection with the termination of contractual rights relating to the Series B preferred stock, we granted Transpac a warrant to purchase 700,000 shares of Series C preferred stock at a purchase price of $6.00 per share. This warrant expires if not exercised prior to the closing of this offering.

      Under the terms of a voting agreement entered into in connection with the sale of our preferred stock, Transpac is entitled to elect one member to our board of directors. This voting agreement will terminate upon the closing of this offering.

RELATIONSHIP WITH SIEMENS

      In October 1999, we entered into a memorandum of understanding with Siemens for joint development, manufacturing, marketing and sales of GSM-based and other advanced SmartPhones. The memorandum contemplates that Siemens will have manufacturing rights to designated GSM-based versions of our SmartPhones and other advanced SmartPhones. Further, the memorandum contemplates that Siemens will have exclusive worldwide marketing and sales rights for the GSM version of a planned SmartPhone that is currently under development, except in North and South America where we expect to have the option to market that product on a non-exclusive basis. We are negotiating a definitive agreement with Siemens, but we cannot assure you that we will enter into a definitive agreement or, if so, when it will be executed or on what terms.

      In December 1999, Siemens purchased 3,000,000 shares of Series C preferred stock at a purchase price of $8.00 per share for aggregate consideration of $24.0 million. In addition, we granted Siemens a warrant to purchase 1,500,000 shares of Series C preferred stock at a purchase price of $6.00 per share. This warrant expires if not exercised prior to the closing of this offering.

      Under the terms of a voting agreement entered in connection with the sale of our preferred stock, Siemens is entitled to elect one member to our board of directors. This voting agreement will terminate upon the closing of this offering.

TRANSACTIONS WITH AFFILIATES

      In February 1998, William Y. Son, our Chairman, Chief Executive Officer and President, irrevocably assigned us all of his world-wide right, title and interest in specified cellular telephone communications technology. In addition, Mr. Son granted us an exclusive, irrevocable, world-wide royalty free license to this technology. In consideration for the assignment and license we paid Mr. Son $50,000 and issued him 58,000 shares of common stock. In September 1999 we amended this assignment agreement with Mr. Son to remove some contingent obligations. In connection with this amendment, we paid Mr. Son $75,000 and issued him 40,000 shares of common stock.

      In April 1998, we entered into a founder stock purchase agreement with Mr. Son under which he purchased 1,500,000 shares of common stock at $0.10 per share for an aggregate purchase price of $150,000. Of these shares, 50% vested upon the execution of the agreement and the remaining shares vest over three years, at a rate of 20,833.33 shares per month from an initial vesting date of November 7, 1997. As of December 31, 1999, a total of 1,270,833 of these shares were vested.

      In the event that Mr. Son's employment is terminated or if Mr. Son or his legal representative attempts to dispose of any unvested shares, we may repurchase the unvested shares at a repurchase price of $0.10 per share. The board of directors may terminate this repurchase option upon designated change of control transactions or otherwise as the board of directors deems appropriate.

      Mr. Son borrowed $75,000 from us under a promissory note at an interest rate of 6% per annum in April 1998. In April 1999, he borrowed an additional $50,000 under a promissory note at an interest rate of 8% per annum. As of December 31, 1999, Mr. Son had repaid all amounts owed under the April 1999 promissory note and $30,000 in principal amount was outstanding under the April 1998 promissory note.

      In September 1998 we granted Mr. Son options to purchase 1,500,000 shares of our common stock at an exercise price of $0.11 per share. These options vest at a rate of 31,250 shares per month. As of December 31, 1999, Mr. Son exercised options to purchase 182,000 shares and options to purchase 599,250 shares were vested but unexercised.

      NeoTel provides us with various accessories for our SmartPhones, including travel chargers, softsync stations and data cables. The owner and sole shareholder of NeoTel is the brother of Mike H.P. Kwon, our Vice President, Business Development. NeoTel outsources the manufacturing of the accessories. The accessories we purchase from NeoTel are either shipped by NeoTel to LGIC for inclusion in our SmartPhone packaging for distribution to our customers, or sold by NeoTel to us for our resale to our customers. In 1998 and during the nine months ended September 30, 1999, accessories purchased from NeoTel totaled $70,000 and $2.9 million, respectively.

      Eric Campbell, one of our directors, is the founder and president of GRIP, Inc., d/b/a Select Tee Times, a corporation that sells tee times for golf courses through a Web-based available tee time listing service and call center. In September 1999, we entered into a strategic partnership agreement with Select Tee Times. Under the agreement, Select Tee Times will pay us royalties for each reservation booked for any NeoPoint customer, and we will pay Select Tee Times a referral fee for SmartPhones purchased by Select Tee Time's members under specified circumstances. No payments were made by either party under this agreement in 1999.

      In consideration of consulting services provided by Mr. Campbell, we granted Mr. Campbell an option to purchase 30,000 shares of common stock at an exercise price of $0.25 per share in 1999. In 1999, we also granted to Mr. Campbell an option to purchase 35,000 shares of common stock at an exercise price of $0.25 per share in connection with his services as a member of our board of directors.

      In March 1999, we entered into a settlement agreement with Hen Suh Park, a former member of our board of directors in connection with Dr. Park's resignation from the board of directors. Under this agreement, we issued Dr. Park 300,000 shares of common stock and repaid an outstanding balance of $100,000 in connection with a promissory note held by Mr. Park.

REGISTRATION RIGHTS

      LGIC, Transpac, Siemens and some of our other existing stockholders hold registration rights pursuant to an investors rights agreement. See "Description of Capital Stock-Registration Rights."

OTHER TRANSACTIONS

      After our reincorporation, we intend to enter into indemnification agreements with each of our directors and officers. These indemnification agreements will require us to indemnify these individuals for certain acts or omissions in connection with their activities as our directors or officers to the fullest extent permitted by Delaware law.

BUSINESS RELATIONSHIPS

      Mr. Son is the Chief Executive Officer, Chairman of the board of directors and sole shareholder of IGS Korea, Inc., a Korean corporation. IGS Korea provides logistic support services for us in Korea. We have not made any payments to IGS Korea to date.

                             PRINCIPAL STOCKHOLDERS

      The following table sets forth certain information with respect to beneficial ownership of our common stock as of December 31, 1999, and as
adjusted to reflect the sale of          shares of common stock offered hereby,
the exercise of warrants to purchase an aggregate of 2,850,000 shares of Series C preferred stock that will expire if not exercised prior to the closing of this offering, and the automatic conversion of all shares of preferred stock, including the shares of preferred stock received upon exercise of the foregoing warrants, into an aggregate of 18,991,668 shares of common stock, as to:

    . each person, or group of affiliated persons, known by us to own beneficially more than 5% of our outstanding common stock;

    .  each of our directors;

    . each of the executive officers named in the executive compensation table; and

    .  all our directors and executive officers as a group.

                                                                    Percent
                                                                 Beneficially
                                                                   Owned(1)
                                                               -----------------
                                             Number of Shares   Before   After
             Beneficial Owner               Beneficially Owned Offering Offering
             ----------------               ------------------ -------- --------
William Y. Son(2).........................       2,441,750       10.7
Sanford P. Weisman(3).....................              --         --
Gregory M. Decker(4)......................         290,624        1.3
Mike H.P. Kwon(5).........................              --         --
Eric Campbell.............................          65,000          *
Swan Chen(6)..............................           9,479          *
Pyoung Won Suh(7).........................       5,983,334       26.1
Peter Zapf(8).............................       4,500,000       19.7
LG Information & Communications, Ltd.(9)..       5,983,334       26.1
Transpac Capital Pte Ltd.(10).............       7,166,667       31.3
Siemens Aktiengesellschaft, Information
 and Communication Products(11)...........       4,500,000       19.7
All executive officers and directors as a
 group (12 persons)(12)...................      13,310,187       58.1

--------
  *Less than 1%.

 (1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. All shares of common stock subject to options exercisable within 60 days following December 31, 1999, are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the number of shares beneficially owned and the percentage of ownership of that person. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person. Accordingly, percent ownership in this table is based on (i) before the offering, 3,902,233 shares of our common stock outstanding as of December 31, 1999, plus the exercise of warrants, that will expire if not exercised prior to the closing of this offering, to purchase an aggregate of 2,850,000 shares of Series C preferred stock and the automatic conversion of all shares of preferred stock, including the shares of Series C preferred stock issuable upon exercise of these warrants into 18,991,668 shares of common stock, and (ii) after this
     offering, an additional           shares to be issued by us in the
     offering, assuming that the underwriters do not exercise their over-allotment option. Except as indicated in the other footnotes to the table and subject to applicable community property laws, based on information provided by the persons named in the table, these persons have sole voting and investment power with respect to all shares of the common stock shown as beneficially owned by them. Unless otherwise indicated, the address of each of the individuals and entities named below is: 4225 Executive Square, 6th Floor, La Jolla, California 92037.

 (2) Includes 661,750 shares issuable upon exercise of options exercisable within 60 days following December 31, 1999.

 (3) Excludes 65,000 shares of common stock issuable upon exercise of options that are not exercisable within 60 days following December 31, 1999.

 (4) Includes 41,666 shares issuable upon exercise of options exercisable within 60 days following December 31, 1999.

 (5) Excludes 50,000 shares of common stock issuable upon exercise of options that are not exercisable within 60 days following December 31, 1999.

 (6) Includes 9,479 shares issuable upon exercise of options exercisable within 60 days following December 31, 1999 held by Mr. Chen. Excludes 25,521 shares of common stock issuable upon exercise of options that are not exercisable within 60 days following December 31, 1999.

 (7) Includes 5,983,334 shares held by LGIC after (a) the automatic conversion of 5,333,334 shares of Series A preferred stock, and (b) the assumed exercise of a warrant, that will expire if not exercised prior to the closing of the offering, to purchase 650,000 shares of Series C preferred stock that will be automatically converted into 650,000 shares of common stock upon the closing of the offering. Mr. Suh disclaims beneficial ownership of all shares held by LGIC, of which Mr. Suh is president and a member of the board of directors.

 (8) Includes 4,500,000 shares held by Siemens after (a) the automatic conversion of 3,000,000 shares of Series C preferred stock, and (b) the assumed exercise of a warrant, that will expire if not exercised prior to the closing of the offering, to purchase 1,500,000 shares of Series C preferred stock that will be automatically converted into 1,500,000 shares of common stock upon the closing of the offering. Mr. Zapf disclaims beneficial ownership of all shares held by Siemens, of which Mr. Zapf is president of the Communication Devices, Information and Communication Products Division.

 (9) Includes 5,983,334 shares held by LGIC after (a) the automatic conversion of 5,333,334 shares of Series A preferred stock, and (b) the assumed exercise of a warrant, that will expire if not exercised prior to the closing of the offering, to purchase 650,000 shares of Series C preferred stock that will be automatically converted into 650,000 shares of common stock upon the closing of the offering. LGIC's address is LG Kang-Nam Tower 11F, 679 Yoksam-dong, Kangnam-gu, Seoul, South Korea, 135-080.

(10) Includes 7,166,667 shares held by Transpac after (a) the automatic conversion of 666,667 shares of Series A preferred stock and 5,200,000 shares of Series B preferred stock, (b) the assumed exercise of a warrant, that will expire if not exercised prior to the closing of the offering, to purchase 700,000 shares of Series C preferred stock that will be automatically converted into 700,000 shares of common stock upon the closing of the offering, and (c) 600,000 shares of common stock issuable upon exercise of options exercisable within 60 days following December 31, 1999. Transpac's address is 1000 Fremont Avenue, Suite 120, Los Altos, California, 94024.

(11) Includes 4,500,000 shares held by Siemens after (a) the automatic conversion of 3,000,000 shares of Series C preferred stock, and (b) the assumed exercise of a warrant, that will expire if not exercised prior to the closing of the offering, to purchase 1,500,000 shares of Series C preferred stock that will be automatically converted into 1,500,000 shares of common stock upon the closing of the offering. Siemens' address is Grillparzerstr, 10, 81675, Munich, Germany.

(12) Includes 703,416 shares issuable upon exercise of options exercisable within 60 days following December 31, 1999; 5,983,334 shares held by LGIC as to which Mr. Suh disclaims beneficial ownership; and 4,500,000 shares held by Siemens as to which Mr. Zapf disclaims beneficial ownership. See Notes 5 and 6 above.

                          DESCRIPTION OF CAPITAL STOCK

      Upon the closing of this offering, our authorized capital stock will
consist of           shares of common stock, $0.001 par value per share, and
         shares of preferred stock, $0.001 par value per share.

      The following is a summary of the material terms of our common stock and preferred stock. Please see our restated certificate of incorporation, filed as an exhibit to the registration statement of which this prospectus is a part, for more detailed information.

COMMON STOCK

      As of December 31, 1999, there were 22,893,901 shares of common stock outstanding that were held of record by approximately 73 stockholders, after giving pro forma effect to the exercise of warrants that if not exercised would expire upon the closing of this offering and the conversion of our preferred
stock into common stock at a one-to-one ratio. There will be            shares
of common stock outstanding (assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or other warrants) after giving effect to the sale of the shares of common stock offered by this prospectus.

      Each holder of common stock is entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of NeoPoint, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior rights of holders of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions available to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

PREFERRED STOCK

      Upon the consummation of this offering, each currently outstanding share of preferred stock will be converted into common stock, and these shares of preferred stock will be automatically retired. Thereafter, up to 5,000,000 shares of undesignated preferred stock will be authorized for issuance. Our board of directors has the authority, without further action by its stockholders, to issue preferred stock in one or more series. In addition, the board of directors may prescribe for each series of preferred stock it establishes, the number of shares in that series, the number of votes, if any, to which the shares in that series are entitled, the consideration to be received for issuance of the shares in that series, and the designations, powers, preferences and other rights, qualifications, limitations or restrictions of the shares in that series.

      We believe that the availability of the preferred stock will provide us with increased flexibility in structuring possible future financings and in meeting other corporate needs that may arise. The authorized shares of preferred stock, as well as our common stock, will be available for issuance without further stockholder action, unless action is required by applicable law, the rules of any stock exchange on which our securities may be listed, any then-existing contractual restrictions or unless we are restricted by the terms of any then-outstanding preferred stock.

      Depending upon the rights prescribed for a series of preferred stock, the issuance of preferred stock could have an adverse effect on the voting power of the holders of common stock and could adversely affect holders of common stock by delaying or preventing a change in control of us, making removal of our present management more difficult or imposing restrictions upon the payment of dividends and other distributions to the holders of common stock.

REGISTRATION RIGHTS

      The investors rights agreement between some of our stockholders and us entitles these holders to registration rights with respect to an aggregate of 16,141,668 shares of common stock.

      Beginning 180 days after the date of this prospectus, these holders will have the right to require us, on not more than two occasions, to file a registration statement under the Securities Act to register their shares at our expense. Demand for this registration must be made by the holders of at least 20% of the shares that are entitled to these demand registration rights. These stockholders also have the right to require us, not more frequently than twice during any twelve month period, to file a registration statement on Form S-3 under the Securities Act to register their shares at our expense. In addition, if we propose to register any of our securities under the Securities Act for our own account or for the account of other security holders, these stockholders are entitled to notice of that registration and have the right to include some or all of their shares of common stock in that registration, at our expense, subject to some limitations.

ANTI-TAKEOVER PROVISIONS OF DELAWARE LAW AND CHARTER PROVISIONS

      Our restated certificate of incorporation and bylaws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors. In addition, provisions of Delaware law may hinder or delay an attempted takeover of NeoPoint other than through negotiation with our board of directors. These provisions could have the effect of discouraging attempts to acquire us or remove incumbent management even if some or a majority of our stockholders believe this action to be in their best interest, including attempts that might result in the stockholders receiving a premium over the market price for their shares of common stock.

      Removal and replacement of directors. Under our restated certificate of incorporation and bylaws, a majority of the directors then in office can fill board vacancies and newly-created directorships resulting from any increase in the size of the board of directors, even if those directors do not constitute a quorum or only one director is left in office. These provisions could prevent stockholders, including parties who want to take over or acquire us, from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

      Classified Board. Our restated certificate of incorporation provides that, upon the closing of this offering, the board of directors will be divided into three classes of directors, with each class serving a staggered three-year term. See "Management--Composition of the Board of Directors." The classification system of electing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us and may maintain the incumbency of the board of directors, because the classification of the board of directors generally increases the difficulty of replacing a majority of the directors.

      Advance notice provisions for stockholder proposals and stockholder nominations of directors. The bylaws establish an advance notice procedure regarding stockholder proposals and nominations for director. The advance notice procedure will not apply to proposals by our board of directors or management. Any stockholder that wishes to make a proposal or nominate a director for election at an annual meeting must deliver to us notice of the proposal or the nomination not less than 45 days nor more than 90 days before the first anniversary of the proxy statement for the preceding year's annual meeting. For a special meeting, the notice must generally be delivered not less than 70 days nor more than 90 days before a special meeting or ten days following the day on which public announcement of the meeting is first made. This advance notice procedure could prevent someone interested in acquiring us from proposing actions that could facilitate a takeover.

      Special meetings of stockholders and actions in lieu of a meeting. Our restated certificate of incorporation and bylaws permit special meetings of the stockholders to be called only by the board of directors, the chairman of the board or the president. Additionally, our restated certificate of incorporation eliminates the right of stockholders to take action by written consent in lieu of a meeting. These provisions may make it more difficult for stockholders to take actions opposed by the board of directors.

      Authorized but unissued shares. Without further stockholder approval, we can issue shares of common stock and preferred stock up to the number of shares authorized for issuance in our restated certificate of incorporation, except as limited by Nasdaq rules. We could use these additional shares for a variety of corporate purposes. These purposes include future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. Our ability to issue these shares of common stock and preferred stock could make it more difficult, or discourage an attempt, to obtain control of NeoPoint by means of a proxy contest, tender offer, merger or otherwise.

      Amendment of bylaws. The Delaware General Corporation Law generally provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless the corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our restated certificate of incorporation and bylaws require the affirmative vote of the holders of at least 66 2/3% of our outstanding voting stock to amend or repeal our bylaws. Our bylaws may also be amended or repealed by a simple majority vote of the board of directors.

      Section 203 of Delaware Law. In addition to the foregoing provisions of our restated certificate of incorporation and bylaws, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless, with exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the corporation's outstanding voting stock. This provision may have the effect of delaying, deferring or preventing a change in control of NeoPoint without further action by the stockholders.

WARRANTS

      We issued two warrants to purchase an aggregate of 759,386 shares of common stock to Sprint PCS in connection with our CDMA PCS subscriber unit supply agreement. The first warrant entitles the holder to purchase 379,693 shares of our common stock at $2.50 per share and expires June 4, 2004, and the second warrant entitles the holder to purchase 379,693 shares of our common stock at $4.00 per share and expires January 1, 2005, in each case subject to adjustments.

TRANSFER AGENT AND REGISTRAR

      The Transfer Agent and Registrar for the common stock will be
                  .

LISTING

      We have applied to have our common stock approved for listing on the Nasdaq National Market under the trading symbol "NEOI."

                        SHARES ELIGIBLE FOR FUTURE SALE

      Before this offering, there has been no public market for our common stock. A significant public market for the common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, or the possibility of these sales occurring, could adversely affect prevailing market prices for our common stock or our future ability to raise capital through an offering of equity securities.

      Upon completion of this offering, we will have outstanding
shares of common stock. Of these shares, the            shares to be sold in
this offering,            shares if the underwriters' over-allotment option is
exercised in full, will be freely tradable in the public market without restriction under the Securities Act, unless the shares are held by "affiliates" of NeoPoint, as that term is defined in Rule 144 under the Securities Act.

      The remaining            shares outstanding upon completion of this
offering will be "restricted securities" as that term is defined under Rule
144. We issued and sold these restricted securities in private transactions in reliance on exemptions from registration under the Securities Act. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, as summarized below.

      Pursuant to "lock-up" agreements, all executive officers and directors and substantially all stockholders have agreed with the underwriters not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any of these shares for a period of 180 days from the date of this
prospectus. A total of    outstanding shares are subject to these lock-up
agreements. We also have entered into an agreement with the underwriters that we will not offer, sell or otherwise dispose of common stock for a period of 180 days from the date of this prospectus, subject to limited exceptions. However, Merrill Lynch & Co. may in its sole discretion, at any time without notice, consent to the release of all or any portion of the shares subject to lock-up agreements.

      Taking into account the lock-up agreements, and assuming Merrill Lynch & Co. does not release stockholders from these agreements, the following shares will be eligible for sale in the public market at the following times:

    .  on the date of this prospectus, the            shares sold in the
       offering will be immediately available for sale in the public market;

    .  181 days after the date of the prospectus, approximately
       shares will be eligible for sale,            of which will be subject
       to volume, manner of sale and other limitations under Rule 144; and

    .  the remaining            shares will be eligible for sale under Rule
       144 from time to time upon the expiration of various one-year holding periods after the expiration of the lock-up period applicable to those shares.

      In general, under Rule 144, beginning 90 days after the date of this prospectus, a person, or persons whose shares are aggregated, who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares not to exceed the greater of (1) one percent of the then outstanding shares of common stock or (2) the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a Form 144 with respect to the sale. Sales under Rule 144 are also subject to manner of sale and notice requirements, as well as to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

      As of December 31, 1999, we have outstanding options to purchase 4,855,048 shares of common stock to specified persons pursuant to our stock option plan. Shares issued upon exercise of options granted by us prior to the date of this prospectus will be available for sale in the public market under Rule 701 of the Securities Act, following expiration of a 180-day lock-up period contained in the option agreements. Rule 701 permits resales of these shares in reliance upon Rule 144 but without compliance with various restrictions, including the holding period requirement, imposed under Rule 144. In addition, we intend to file, after the effective date of this offering, one or more registration statements on Form S-8 to register (a) approximately 6,500,000 shares of common stock reserved for issuance under our 1998 Stock Option Plan, (b) approximately 3,000,000 shares of common stock reserved for issuance under the 2000 Incentive Plan we intend to adopt prior to the closing
of this offering, and (c) approximately         shares of common stock reserved
for issuance under our employee stock purchase plan we intend to adopt prior to the close of this offering. See "Management." The registration statement will become effective automatically upon filing. Shares issued under the foregoing plans, after the filing of a registration statement, may be sold in the open market following expiration of a 180-day lock up period contained in the option agreements, subject, in the case of some holders, to the Rule 144 limitations applicable to affiliates and vesting restrictions imposed by us.

      In addition, following this offering, the holders of 16,141,668 shares of outstanding common stock will, under some circumstances, have rights to require us to register their shares for future sale. See "Description of Capital Stock--Registration Rights."

                                  UNDERWRITING

GENERAL

      Merrill Lynch, Pierce, Fenner & Smith Incorporated, Hambrecht & Quist LLC, Donaldson, Lufkin & Jenrette Securities Corporation and U.S. Bancorp Piper Jaffray Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in the Underwriting Agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters severally has agreed to purchase from us, the number of shares of common stock set forth opposite its name below.

                                                                       NUMBER OF
     UNDERWRITER                                                        SHARES
     -----------                                                       ---------
     Merrill Lynch, Pierce, Fenner & Smith
        Incorporated..................................................
     Hambrecht & Quist LLC............................................
     Donaldson, Lufkin & Jenrette Securities Corporation..............
     U.S. Bancorp Piper Jaffray Inc...................................
                                                                          ---
        Total.........................................................
                                                                          ===

      In the Underwriting Agreement, the several underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of our common stock being sold pursuant to the Underwriting Agreement if any shares of our common stock are purchased. Under certain circumstances, under the terms of the Underwriting Agreement, the commitments of the non-defaulting underwriters may be increased or the Underwriting Agreement may be terminated.

      The representatives have advised us that they propose initially to offer the shares of our common stock to the public at the initial public offering price set forth on the cover page of this prospectus, and to certain dealers at
such price less a concession not in excess of $   per share of common stock.
The underwriters may allow, and such dealers may reallow, a discount not in
excess of $   per share of common stock on sales to certain other dealers.
After the initial public offering, the public offering price, concession and discount may be changed.

      We have granted the underwriters a 30-day option to purchase up to an
aggregate of         additional shares of our common stock, at the initial
public offering price set forth on the cover of this prospectus, less the underwriting discount. The underwriters may exercise this option to cover over-allotments, if any, made on the sale of our common stock offered by this prospectus. To the extent that the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of our common stock proportionate to that underwriter's initial amount reflected in the table above.

      The following table shows the per share and total underwriting discounts to be paid by us to the underwriters. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment option.

                                                             PER  WITHOUT  WITH
                                                            SHARE OPTION  OPTION
                                                            ----- ------- ------
     Public offering price.................................    $      $      $
     Underwriting discount.................................    $      $      $
     Proceeds, before expenses, to NeoPoint................    $      $      $

      The expenses of this offering are estimated at $    and are all payable
by us.

      The shares of common stock are being offered by the several underwriters, subject to prior sale, when as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and certain other conditions. The underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

      At our request, the underwriters have reserved up to 5% of the shares of our common stock offered by this prospectus for sale, at the initial public offering price, to some of our employees, executive officers and directors and to some individuals designated by them. The number of shares of our common stock available for sale to the general public in this offering will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

      We, our directors and executive officers, and substantially all of our existing stockholders have agreed for a period of 180 days after the date of this prospectus, subject to certain exceptions, not to:

    . directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock or file any registration statement under the Securities Act with respect to any of the foregoing; or

    . enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of our common stock,

whether any such swap or transaction described in the first or second bullet point above is to be settled by delivery of common stock or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch on behalf of the underwriters. However, these restrictions will not apply to:

    .  this offering;

    . the issuance by us of any shares of our common stock upon the exercise of an outstanding option or the conversion of an outstanding security; or

    . the issuance by us of any shares of our common stock or the grant by us of options to purchase our common stock pursuant to our existing stock option plans. See "Shares Eligible for Future Sale."

      Prior to this offering, there has been no market for our common stock. The initial public offering price will be determined through negotiations among us and the representatives. Among the factors considered in determining the initial public offering price, in addition to prevailing market conditions, will be the trading multiples of publicly traded companies that the representatives believe to be comparable to us, certain of our financial information, the history of, and the prospects for, us and the industry in which we compete, an assessment of our management, our past and present operations, the prospects for, and timing of, our future revenues, the present state of our development, the percentage interest of our company being sold as compared to the valuation for the entire company and the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours. We cannot assure you that an active trading market will develop for our common stock or that our common stock will trade in the public market subsequent to this offering at or above the initial public offering price.

      We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol "NEOI."

      The underwriters do not intend to confirm sales of our common stock to any accounts over which they exercise discretionary authority. We have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

      Until the distribution of our common stock is completed, SEC rules may limit the ability of the underwriters and certain selling group members to bid for and purchase our common stock. As an exception to these rules, the representatives are permitted to engage in certain transactions that stabilize the price of our common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing, or maintaining the price of our common stock. If commenced, such transactions may be discontinued at any time without notice.

      If the underwriters create a short position in our common stock in connection with this offering, that is, if they sell more shares of common stock than are set forth on the cover page of this prospectus, the representatives may reduce that short position by purchasing common stock in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

      The representatives may also impose a penalty bid on certain underwriters and selling group members. This means that if the representatives purchase shares of our common stock in the open market to reduce the underwriters' short position or to stabilize the price of our common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares as part of this offering.

      In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of our common stock to the extent that it discourages resales of our common stock.

      Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

      The validity of the common stock offered hereby will be passed upon for us by Latham & Watkins, San Diego, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Brobeck, Phleger & Harrison LLP, Palo Alto, California.

                                    EXPERTS

      Ernst & Young LLP, independent auditors, have audited our financial statements at December 31, 1997 and 1998 and for the period from June 27, 1997 (inception) through December 31, 1997 and the year ended December 31, 1998, as described in their report. We have included our financial statements in our prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC a registration statement on Form S-1, including the exhibits and schedules thereto, under the Securities Act with respect to the shares to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information about us and the shares to be sold in this offering, please refer to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to, are not necessarily complete, and in each instance please refer to the copy of the contract, agreement or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by this reference.

      You may read and copy all or any portion of the registration statement or any reports, statements or other information we file with the SEC at the SEC's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at Seven World Trade Center, 13th Floor, New York, New York 10048 and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the registration statement will also be available to you on the SEC's Web site. The address of this site is http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Report of Ernst & Young LLP, Independent Auditors.......................... F-2
FINANCIAL STATEMENTS
Balance Sheets............................................................. F-3
Statements of Operations................................................... F-4
Statement of Stockholders' Equity (Deficit)................................ F-5
Statements of Cash Flows................................................... F-6
Notes to Financial Statements.............................................. F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
NeoPoint, Inc,

      We have audited the accompanying balance sheets of NeoPoint, Inc as of December 31, 1997 and 1998, and the related statements of operations, stockholders' equity (deficit), and cash flows for the period from June 27, 1997 (inception) to December 31, 1997 and the year ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NeoPoint, Inc. at December 31, 1997 and 1998, and the results of its operations and its cash flows for the period from June 27, 1997 (inception) through December 31, 1997 and the year ended December 31, 1998 in conformity with accounting principles generally accepted in the United States.

San Diego, California
April 9, 1999 except for Note 12, as to which the date is , 2000.

--------------------------------------------------------------------------------

      The foregoing is the form that will be signed upon the completion of certain events as described in Note 12, to the financial statements

                                          /s/ ERNST & YOUNG LLP

San Diego, California

January 10, 2000

                                 NEOPOINT, INC.

                                 BALANCE SHEETS

                                                                     PRO FORMA
                                                                   STOCKHOLDERS'
                                 DECEMBER 31,                       EQUITY  AT
                            -----------------------  SEPTEMBER 30, SEPTEMBER 30,
                               1997        1998          1999          1999
                            ----------  -----------  ------------- -------------
                                                             (UNAUDITED)
ASSETS
Current assets:
 Cash and cash
  equivalents.............  $  740,000  $10,195,000   $12,640,000
 Marketable securities....          --           --       712,000
 Accounts receivable......      18,000      156,000    16,142,000
 Inventory................          --       40,000       194,000
 Notes receivable from
  officer.................      50,000           --        53,000
 Prepaid expenses and
  other current assets....      55,000      533,000     1,063,000
                            ----------  -----------   -----------
   Total current assets...     863,000   10,924,000    30,804,000
Property and equipment,
 net......................     383,000    1,034,000     1,491,000
Deferred license fees,
 net......................          --           --     3,615,000
Other assets..............      27,000      170,000        84,000
                            ----------  -----------   -----------
   Total assets...........  $1,273,000  $12,128,000   $35,994,000
                            ==========  ===========   ===========
LIABILITIES AND
 STOCKHOLDERS' EQUITY
 (DEFICIT)
Current liabilities:
 Accounts payable.........  $  301,000  $   395,000   $   999,000
 Accounts payable to
  related parties.........                   83,000    14,585,000
 License fees payable.....          --           --     3,300,000
 Accrued sales
  allowances..............          --           --     1,422,000
 Accrued compensation and
  related expenses........     147,000      424,000       376,000
 Capital lease
  obligations.............          --      220,000       241,000
 Other accrued
  liabilities.............       8,000      350,000     3,225,000
                            ----------  -----------   -----------
   Total current
    liabilities...........     456,000    1,472,000    24,178,000
Capital lease obligations,
 net of current portion...          --      171,000       101,000
Long-term debt............   1,775,000      100,000            --
                            ----------  -----------   -----------
   Total liabilities......   2,231,000    1,743,000    24,279,000
Commitments (Note 5)
Stockholders' equity
 (deficit):
 Preferred stock, voting,
  $0.001 par value;
  10,000,000, 18,000,000
  and 18,000,000 shares
  authorized at December
  31, 1997, December 31,
  1998 and September 30,
  1999, 18,000,000 shares
  authorized pro forma:
  Series B, convertible,
   no shares designated
   at December 31, 1997;
   6,000,000 shares
   designated at December
   31, 1998 and September
   30, 1999, no shares
   designated pro forma;
   no shares outstanding
   at December 31, 1997;
   4,100,000 and
   6,000,000 shares
   issued and outstanding
   at December 31, 1998
   and September 30,
   1999, no shares issued
   or outstanding pro
   forma; aggregate
   liquidation preference
   of $10,250,000 and
   $15,000,000 at
   December 31, 1998 and
   September 30, 1999.....          --        4,000         6,000   $        --
  Series A, convertible,
   6,700,000 shares
   designated at
   December 31, 1997 and
   1998 and at September
   30, 1999, no shares
   designated pro forma;
   no shares outstanding
   at December 31, 1997;
   5,253,334 and
   6,366,668 shares
   issued and outstanding
   at December 31, 1998
   and September 30,
   1999, no shares issued
   or outstanding pro
   forma; aggregate
   liquidation preference
   of $7,880,000 and
   $9,550,000 at December
   31, 1998 and September
   30, 1999...............          --        5,000         6,000            --
 Common stock, voting,
  $0.001 par value;
  20,000,000, 35,000,000
  and 35,000,000 shares
  authorized at December
  31, 1997, December 31,
  1998 and September 30,
  1999, 35,000,000 shares
  authorized pro forma;
  no shares outstanding at
  December 31, 1997;
  2,158,000 and 2,937,625
  shares issued and
  outstanding at December
  31, 1998 and September
  30, 1999, 15,304,293
  issued and outstanding
  pro forma...............          --        2,000         3,000        15,000
 Additional paid-in
  capital.................          --   19,953,000    48,448,000    48,448,000
 Deferred sales discount..          --           --      (132,000)     (132,000)
 Notes receivable from
  stockholders............          --      (88,000)      (65,000)      (65,000)
 Deferred compensation....          --     (991,000)   (4,768,000)   (4,768,000)
 Accumulated deficit......    (958,000)  (8,500,000)  (31,783,000)  (31,783,000)
                            ----------  -----------   -----------   -----------
   Total stockholders'
    equity (deficit)......    (958,000)  10,385,000    11,715,000   $11,715,000
                            ----------  -----------   -----------   ===========
     Total liabilities and
      stockholders' equity
      (deficit)...........  $1,273,000  $12,128,000   $35,994,000
                            ==========  ===========   ===========

                          See accompanying notes.

                                 NEOPOINT, INC.

                            STATEMENTS OF OPERATIONS

                           PERIOD FROM
                             JUNE 27,    YEAR ENDED      NINE MONTHS ENDED
                          (INCEPTION) TO  DECEMBER         SEPTEMBER 30,
                           DECEMBER 31,      31,      -------------------------
                               1997         1998         1998          1999
                          -------------- -----------  -----------  ------------
                                                            (UNAUDITED)
Net revenues............    $       --   $   651,000  $   232,000  $ 23,619,000
                            ----------   -----------  -----------  ------------
Operating expenses:
  Cost of revenues......            --       426,000      169,000    18,831,000
  Marketing and
   selling..............        24,000       657,000      347,000     3,642,000
  Research and
   development..........       148,000     3,544,000    2,404,000     6,232,000
  General and
   administrative.......       792,000     2,966,000    1,757,000     2,658,000
  Amortization of
   deferred stock
   compensation and
   other stock-based
   awards...............            --       655,000      392,000     7,956,000
                            ----------   -----------  -----------  ------------
Total operating
 expenses...............       964,000     8,248,000    5,069,000    39,319,000
                            ----------   -----------  -----------  ------------
Loss from operations....      (964,000)   (7,597,000)  (4,837,000)  (15,700,000)
Interest income, net....         6,000        55,000       23,000       172,000
                            ----------   -----------  -----------  ------------
Net loss................      (958,000)   (7,542,000)  (4,814,000)  (15,528,000)
Imputed beneficial
 conversion dividends on
 preferred stock........            --            --           --    (7,755,000)
                            ----------   -----------  -----------  ------------
Net loss applicable to
 common stockholders....    $ (958,000)  $(7,542,000) $(4,814,000) $(23,283,000)
                            ==========   ===========  ===========  ============
Basic and diluted net
 loss per common share..       n/a       $     (8.34) $     (6.58) $     (12.95)
                            ==========   ===========  ===========  ============
Weighted average shares
 used in computation of
 basic and diluted net
 loss per common share..            --       904,667      731,149     1,797,654
                            ==========   ===========  ===========  ============
Pro forma basic and
 diluted net loss per
 common share ..........                 $     (1.76)              $      (1.25)
                                         ===========               ============
Weighted average shares
 used in computation of
 pro forma basic and
 diluted net loss per
 common share...........                   4,275,862                 12,374,124
                                         ===========               ============

                          See accompanying notes.

                                NEOPOINT, INC.

               STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
      FOR THE PERIOD FROM JUNE 27, 1997 (INCEPTION) TO DECEMBER 31, 1998
               AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999

                      SERIES B         SERIES A
                     CONVERTIBLE      CONVERTIBLE                                                  NOTES
                  PREFERRED STOCK  PREFERRED STOCK    COMMON STOCK    ADDITIONAL    DEFERRED     RECEIVABLE
                  ---------------- ---------------- -----------------   PAID-IN       SALES         FROM       DEFERRED
                   SHARES   AMOUNT  SHARES   AMOUNT  SHARES    AMOUNT   CAPITAL     DISCOUNT    STOCKHOLDERS COMPENSATION
                  --------- ------ --------- ------ ---------  ------ -----------  -----------  ------------ ------------
Net loss during
 the period June
 27, 1997
 (inception)
 through
 December 31,
 1997...........         -- $   --        -- $   --        --  $   -- $        --  $        --    $     --   $         --
                  --------- ------ --------- ------ ---------  ------ -----------  -----------    --------   ------------
Balance at
 December 31,
 1997...........         --     --        --     --        --      --          --           --          --             --
Issuance of
 common stock
 for cash and
 stockholder
 notes..........         --     --        --     -- 2,100,000   2,000     208,000           --    (118,000)            --
Issuance of
 common stock in
 connection with
 Assignment
 Agreement......         --     --        --     --    58,000      --       6,000           --          --             --
Issuance of
 Series A
 preferred
 stock..........         --     -- 3,470,000  3,000        --      --   5,202,000           --          --             --
Conversion of
 notes payable
 into Series A
 preferred
 stock..........         --     -- 1,783,334  2,000        --      --   2,673,000           --          --             --
Issuance of
 Series B
 preferred
 stock, net of
 issuance costs
 of $28,000.....  4,100,000  4,000        --     --        --      --  10,218,000           --          --             --
Deferred stock
 compensation--
 option grants..         --     --        --     --        --      --   1,646,000           --          --     (1,646,000)
Amortization of
 deferred stock
 compensation...         --     --        --     --        --      --          --                       --        655,000
Repayment of
 stockholder
 notes..........         --     --        --     --        --      --          --           --      30,000             --
Net loss for the
 period.........         --     --        --     --        --      --          --           --          --             --
                  --------- ------ --------- ------ ---------  ------ -----------  -----------    --------   ------------
Balance at
 December 31,
 1998...........  4,100,000  4,000 5,253,334  5,000 2,158,000   2,000  19,953,000                  (88,000)      (991,000)
Issuance of
 Series A
 preferred stock
 (Unaudited)....         --     -- 1,113,334  1,000        --      --   1,669,000           --          --             --
Issuance of
 Series B
 preferred stock
 (Unaudited)....  1,900,000  2,000        --     --        --      --   4,748,000           --          --             --
Imputed
 beneficial
 conversion
 dividends on
 preferred stock
 (Unaudited)....         --     --        --     --        --      --   7,755,000           --          --             --
Issuance of
 common stock
 for stockholder
 notes
 (Unaudited)....         --     --        --     --   160,000      --      16,000           --     (16,000)            --
Issuance of
 common stock in
 connection with
 Assignment
 Agreement and
 settlement
 agreement
 (Unaudited)....         --     --        --     --   340,000   1,000   1,568,000           --          --             --
Exercise of
 stock options
 (Unaudited)....         --     --        --     --   285,458      --      31,000           --          --             --
Repurchase of
 unvested common
 stock at
 original issue
 price
 (Unaudited)....         --     --        --     --    (5,833)     --      (1,000)          --          --             --
Deferred stock
 compensation
 (Unaudited)....         --     --        --     --        --      --  10,751,000           --          --   (10,751,000)
Amortization of
 deferred stock
 compensation
 (Unaudited)....         --     --        --     --        --      --          --           --          --      6,387,000
Forfeiture of
 stock options--
 reduction of
 unamortized
 deferred stock
 compensation
 (Unaudited)....         --     --        --     --        --      --    (587,000)          --          --        587,000
Issuance of
 warrants as
 deferred sales
 discount
 (Unaudited)....         --     --        --     --        --      --   2,545,000   (2,545,000)         --             --
Amortization of
 deferred sales
 discount
 (Unaudited)....         --     --        --     --        --      --          --    2,413,000          --             --
Repayment of
 stockholder
 notes
 (Unaudited)....         --     --        --     --        --      --          --           --      39,000             --
Net loss for the
 period
 (Unaudited)....         --     --        --     --        --      --          --           --          --             --
                  --------- ------ --------- ------ ---------  ------ -----------  -----------    --------   ------------
Balance at
 September 30,
 1999
 (Unaudited)....  6,000,000 $6,000 6,366,668 $6,000 2,937,625  $3,000 $48,448,000  $  (132,000)   $(65,000)  $ (4,768,000)
                  ========= ====== ========= ====== =========  ====== ===========  ===========    ========   ============
                                    TOTAL
                                STOCKHOLDERS'
                  ACCUMULATED       EQUITY
                    DEFICIT       (DEFICIT)
                  ------------- -------------
Net loss during
 the period June
 27, 1997
 (inception)
 through
 December 31,
 1997...........  $   (958,000)  $  (958,000)
                  ------------- -------------
Balance at
 December 31,
 1997...........      (958,000)     (958,000)
Issuance of
 common stock
 for cash and
 stockholder
 notes..........            --        92,000
Issuance of
 common stock in
 connection with
 Assignment
 Agreement......            --         6,000
Issuance of
 Series A
 preferred
 stock..........            --     5,205,000
Conversion of
 notes payable
 into Series A
 preferred
 stock..........            --     2,675,000
Issuance of
 Series B
 preferred
 stock, net of
 issuance costs
 of $28,000.....            --    10,222,000
Deferred stock
 compensation--
 option grants..            --            --
Amortization of
 deferred stock
 compensation...            --       655,000
Repayment of
 stockholder
 notes..........            --        30,000
Net loss for the
 period.........    (7,542,000)   (7,542,000)
                  ------------- -------------
Balance at
 December 31,
 1998...........    (8,500,000)   10,385,000
Issuance of
 Series A
 preferred stock
 (Unaudited)....            --     1,670,000
Issuance of
 Series B
 preferred stock
 (Unaudited)....            --     4,750,000
Imputed
 beneficial
 conversion
 dividends on
 preferred stock
 (Unaudited)....    (7,755,000)           --
Issuance of
 common stock
 for stockholder
 notes
 (Unaudited)....            --            --
Issuance of
 common stock in
 connection with
 Assignment
 Agreement and
 settlement
 agreement
 (Unaudited)....            --     1,569,000
Exercise of
 stock options
 (Unaudited)....            --        31,000
Repurchase of
 unvested common
 stock at
 original issue
 price
 (Unaudited)....            --        (1,000)
Deferred stock
 compensation
 (Unaudited)....            --            --
Amortization of
 deferred stock
 compensation
 (Unaudited)....            --     6,387,000
Forfeiture of
 stock options--
 reduction of
 unamortized
 deferred stock
 compensation
 (Unaudited)....            --            --
Issuance of
 warrants as
 deferred sales
 discount
 (Unaudited)....            --            --
Amortization of
 deferred sales
 discount
 (Unaudited)....            --     2,413,000
Repayment of
 stockholder
 notes
 (Unaudited)....            --        39,000
Net loss for the
 period
 (Unaudited)....   (15,528,000)  (15,528,000)
                  ------------- -------------
Balance at
 September 30,
 1999
 (Unaudited)....  $(31,783,000)  $11,715,000
                  ============= =============

                         See accompanying notes.

                                 NEOPOINT, INC.

                            STATEMENTS OF CASH FLOWS

                           PERIOD FROM
                          JUNE 27, 1997                   NINE MONTHS ENDED
                          (INCEPTION) TO  YEAR ENDED        SEPTEMBER 30,
                           DECEMBER 31,  DECEMBER 31,  -------------------------
                               1997          1998         1998          1999
                          -------------- ------------  -----------  ------------
                                                             (UNAUDITED)
Cash flows from
 operating activities:
 Net loss...............    $(958,000)   $(7,542,000)  $(4,814,000) $(15,528,000)
 Adjustments to
  reconcile net loss to
  net cash used by
  operating activities:
  Depreciation and
   amortization.........       13,000        294,000       220,000       490,000
  Amortization of
   deferred stock
   compensation and
   other stock-based
   awards...............           --        655,000       392,000     7,956,000
  Non-cash sales
   discount.............           --             --            --     2,413,000
  Changes in operating
   assets and
   liabilities:
   Accounts receivable..      (18,000)      (138,000)     (147,000)  (15,986,000)
   Inventory............           --        (40,000)           --      (154,000)
   Prepaid expenses and
    other current
    assets..............      (55,000)      (478,000)     (302,000)     (530,000)
   Accounts payable.....      301,000         94,000       171,000       604,000
   Accounts payable to
    related parties.....                      83,000            --    14,502,000
   Accrued sales
    allowances..........           --             --            --      1,422,00
   Accrued compensation
    and related
    expenses............      147,000        277,000       185,000       (48,000)
   Other accrued
    liabilities.........        8,000        342,000       294,000     2,905,000
                            ---------    -----------   -----------  ------------
    Net cash used by
     operating
     activities.........     (562,000)    (6,453,000)   (4,001,000)   (1,954,000)
                            ---------    -----------   -----------  ------------
Cash flows from
 investing activities:
 Purchases of property
  and equipment.........     (396,000)      (363,000)     (327,000)     (747,000)
 Purchases of held-to-
  maturity marketable
  securities............           --             --            --      (712,000)
 Deferred license fee
  payments..............           --             --            --      (373,000)
 Other assets, net......      (77,000)       (93,000)     (117,000)       33,000
                            ---------    -----------   -----------  ------------
    Net cash used by
     investing
     activities.........     (473,000)      (456,000)     (444,000)   (1,799,000)
                            ---------    -----------   -----------  ------------
Cash flows from
 financing activities:
 Proceeds from issuance
  of long-term debt.....    1,775,000      1,000,000     1,000,000            --
 Repayment of long-term
  debt..................           --             --            --      (100,000)
 Proceeds from issuance
  of common stock.......           --         98,000        98,000            --
 Proceeds from stock
  option exercises......           --             --            --        31,000
 Net proceeds from
  issuance of preferred
  stock.................           --     15,427,000     4,965,000     6,420,000
 Repurchase of common
  stock.................           --             --            --        (1,000)
 Proceeds from repayment
  of stockholder notes..           --         30,000        16,000        39,000
 Repayment of
  obligations under
  capital leases........           --       (191,000)     (124,000)     (191,000)
                            ---------    -----------   -----------  ------------
    Net cash provided by
     financing
     activities.........    1,775,000     16,364,000     5,955,000     6,198,000
                            ---------    -----------   -----------  ------------
Net increase in cash and
 cash equivalents.......      740,000      9,455,000     1,510,000     2,445,000
  Cash and cash
   equivalents at
   beginning of period..           --        740,000       740,000    10,195,000
                            ---------    -----------   -----------  ------------
Cash and cash
 equivalents at end of
 period.................    $ 740,000    $10,195,000   $ 2,250,000  $ 12,640,000
                            =========    ===========   ===========  ============
Supplemental cash flow
 information:
  Cash paid for
   interest.............    $      --    $    27,000   $     7,000  $     38,000
Supplemental disclosure
 of non-cash investing
 and financing
 transactions:
  Issuance of common
   stock for stockholder
   notes................           --        118,000       118,000        16,000
  Conversion of notes
   payable into
   preferred stock......           --      2,675,000     2,675,000            --
  Property and equipment
   acquired under
   capital leases.......           --        583,000       280,000       142,000
  Issuance of warrants
   as deferred sales
   discount.............           --             --            --     2,545,000
  Imputed beneficial
   conversion dividends
   on
   preferred stock......           --             --            --     7,755,000

                          See accompanying notes.

                                 NEOPOINT, INC.

                         NOTES TO FINANCIAL STATEMENTS

 (INFORMATION AS OF SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS ENDED SEPTEMBER
                                  30, 1998 AND
 1999, AND INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1999, HAS NOT BEEN AUDITED)


NOTE 1--DESCRIPTION OF BUSINESS

      NeoPoint, Inc. (the "Company"), a California Corporation, was incorporated on June 27, 1997. The Company designs, manufacturers under subcontract, and markets wireless Internet "SmartPhones" for the mobile data communications market and also provides engineering and consulting services to wireless infrastructure equipment vendors and carriers. Additionally, through its myAladdin.com website portal announced to the marketplace in November 1999, the Company markets personalized data services that integrate wireless mobile devices with the Internet.

      During the nine months ended September 30, 1999, the Company emerged from the development stage, as defined in Statement of Financial Accounting Standards ("SFAS") No. 7.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

      The accompanying financial statements include the accounts of the Company and its branch research and development office located in Seoul, Korea. Activities performed by the branch are a direct and integral extension of the Company's primary business and are accounted for within the Company's corporate records without consolidation. Accordingly, no foreign currency translation is reflected in the accompanying financial statements as management considers the functional currency of this branch to be that of the United States dollar.

UNAUDITED INTERIM FINANCIAL STATEMENTS

      The interim financial statements as of September 30, 1999 and for the nine months ended September 30, 1998 and 1999 are unaudited. These unaudited financial statements have been prepared on the same basis as the audited financial statements, and in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, that are necessary to state fairly the financial information for the interim periods, in accordance with generally accepted accounting principles. The results of operations for the interim period ended September 30, 1999 are not necessarily indicative of the results which may be reported for any future interim period or for the year ending December 31, 1999.

USE OF ESTIMATES

      The preparation of financial statements in conformity with generally accepted accounting principals requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the financial statement date, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

      Cash and cash equivalents consist of cash, money market funds and certificates of deposit having maturities of three months or less when purchased.

MARKETABLE SECURITIES

      Marketable securities at September 30, 1999 consist of a single certificate of deposit that matures in May 2000, one year from its original date of purchase. This investment is classified as held-to-maturity at September 30, 1999 and is recorded at its amortized cost.

                                 NEOPOINT, INC.

 (INFORMATION AS OF SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS ENDED SEPTEMBER
                                  30, 1998 AND
 1999, AND INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1999, HAS NOT BEEN AUDITED)


REVENUE RECOGNITION

      Revenue from product sales is recognized upon shipment, net of accrued sales allowances. Revenues derived under engineering service contracts, consisting principally of time and material-type arrangements, are recognized as the services are performed.

WARRANTY RESERVES

      The Company provides a warranty on its SmartPhones for a period that generally extends one year from the date of sale to final consumers. The Company recognizes warranty expense as products are shipped based upon management's estimate of future warranty returns and repair costs over the warranty period. Warranty reserves are included within other accrued liabilities in the accompanying balance sheet at September 30, 1999.

INVENTORIES

      Inventories are stated at the lower of cost or market, cost being determined on a first-in, first-out basis. Inventories at December 31, 1998 and September 30, 1999 consist principally of products and accessories that are classified as finished goods.

PROPERTY AND EQUIPMENT

      Property and equipment is recorded at cost and is depreciated using the straight-line method over the estimated useful lives of the assets, generally three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of their estimated useful lives or the term of the lease. Expenditures for maintenance and repairs are charged to operations as incurred.

LICENSE FEES

      Up-front license fees paid in order to obtain rights to certain technologies are deferred and amortized using the straight-line method over the shorter of the related term of the license agreement or the estimated useful life of the related licensed technology, currently ranging from two to five years. Accumulated amortization of deferred license fees totaled $58,000 at September 30, 1999. Through December 31, 1998, no license fees had been paid by the Company. Certain of the license agreements to which the Company is party also require the Company to pay per-unit royalties based on the number of product units sold. Such fees are recorded as a component of cost of revenues when the related sale occurs.

LONG-LIVED ASSETS

      The Company investigates potential impairments of its long-lived assets when there is evidence that events or changes in circumstances may have made recovery of an asset's carrying value unlikely. An impairment loss is recognized when the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset. The Company has not identified any such losses.

RESEARCH AND DEVELOPMENT

      Research and development costs are expensed as incurred.

WEBSITE DEVELOPMENT COSTS

      Costs relating to the development of the Company's myAladdin.com website portal and corporate website are expensed as incurred.

                                 NEOPOINT, INC.

 (INFORMATION AS OF SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS ENDED SEPTEMBER
                                  30, 1998 AND
 1999, AND INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1999, HAS NOT BEEN AUDITED)


ADVERTISING EXPENSE

      Advertising costs are expensed as incurred. Advertising expense totaled $21,000 and $369,000 during 1998 and during the nine months ended September 30, 1999, respectively. No advertising costs were incurred during the period from June 27, 1997 (inception) to December 31, 1997.

CONCENTRATION OF CREDIT RISK

      Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities and trade accounts receivable. The Company's policy is to place its cash and cash equivalents and marketable securities with high quality financial institutions in order to limit its credit exposure. The Company performs ongoing credit evaluations of its customers and assesses the need for allowances based on factors surrounding the credit risk of specific customers, historical trends and other information. Customer collateral is generally not required. To date, the Company's customer base has been comprised principally of companies concentrated within the cellular telephone subscriber and related wireless industry segments. The Company has not provided for any anticipated credit losses at December 31, 1997 and 1998, or at September 30, 1999, as all accounts receivable amounts are considered by management to be fully collectible.

      To date, a relatively small number of customers have accounted for a significant portion of the Company's revenues. During 1998, three customers individually accounted for 30%, 26% and 25% of the Company's total net revenues, and 25% of the Company's total net revenues were derived from customers located outside the United States. During the nine months ended September 30, 1999, one customer--Sprint PCS--accounted for 94% of the Company's total net revenues, and 2% of the Company's total net revenues were derived from customers located outside the United States.

      At December 31, 1998, two customers individually comprised 73% and 18% of the Company's total accounts receivable balance, respectively. At September 30, 1999, one customer--Sprint PCS--accounted for approximately 96% of the Company's total accounts receivable balance.

SIGNIFICANT SUPPLIERS

      To date, the Company has procured substantially all of its SmartPhone handsets and related accessories from two entities that are also related parties to the Company (Note 9). It is the opinion of Company management that other suppliers could provide similar products on comparable terms. A change in suppliers or disruption by existing suppliers, however, could cause delays in service that could adversely affect the Company's financial position, results of operations and cash flows.

FAIR VALUE OF FINANCIAL INSTRUMENTS

      The carrying amounts shown for cash and cash equivalents, marketable securities and notes receivable from officer approximate their fair values based upon the relatively short-term maturities of these instruments. Management also believes that the carrying amounts shown for long-term debt, consisting principally of convertible promissory notes at December 31, 1997, also approximate their fair values based upon the relatively short-term maturities of these instruments prior to their conversion into preferred stock in 1998.

                                 NEOPOINT, INC.

 (INFORMATION AS OF SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS ENDED SEPTEMBER
                                  30, 1998 AND
 1999, AND INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1999, HAS NOT BEEN AUDITED)


STOCK-BASED COMPENSATION

      The Company accounts for stock-based employee compensation arrangements using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees," and provides pro forma disclosures of net loss as if the minimum value method had been applied in measuring compensation expense in accordance with SFAS 123, "Accounting for Stock-Based Compensation." Under APB 25, compensation cost is recognized over the vesting period based on the excess, if any, on the date of grant of the estimated fair value of the Company's stock over the employee's exercise price. When the exercise price of the employee stock options is less than the fair value of the underlying stock on the grant date, deferred stock compensation is recognized and amortized to expense in accordance with the aggregation methodology prescribed by Financial Accounting Standards Board ("FASB") Interpretation No. 28 over the vesting period of the individual options, which is generally four years. Stock-based awards issued to non-employees are measured using fair value-based methods and are expensed over the period services are provided.

INCOME TAXES

      Current income tax expense or benefit is the amount of income taxes expected to be payable or refundable for the current year. A deferred income tax asset or liability is computed for the expected future impact of differences between the financial reporting and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax credits and loss carryforwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

NET LOSS PER SHARE AND UNAUDITED PRO FORMA STOCKHOLDERS' EQUITY (DEFICIT)

      The Company calculates net loss per share in accordance with SFAS 128, "Earnings Per Share." Basic earnings per share ("EPS") is calculated by dividing the income or loss available to common stockholders by the weighted average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted EPS is computed by dividing the income or loss available to common stockholders by the weighted average number of common shares outstanding for the period in addition to the weighted average number of common stock equivalents outstanding for the period. For purposes of this calculation, common stock subject to repurchase by the Company, convertible preferred stock, options, warrants and convertible debt are considered to be common stock equivalents. Under the provisions of SEC Staff Accounting Bulletin No. 98, common shares issued for nominal consideration, if any, would be included in the per share calculations as if they were outstanding for all periods presented. No common shares have been issued for nominal consideration.

      The unaudited pro forma basic and diluted net loss per share calculations assume the conversion of all outstanding shares of preferred stock into common shares as if the shares had converted immediately upon their issuance. As a result, imputed beneficial conversion dividends on preferred stock are not reflected as an increase to net loss in the pro forma calculations. Unaudited pro forma stockholders' equity at September 30, 1999, as adjusted for the conversion of the preferred stock, is disclosed on the accompanying balance sheet.

                                 NEOPOINT, INC.

 (INFORMATION AS OF SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS ENDED SEPTEMBER
                                  30, 1998 AND
 1999, AND INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1999, HAS NOT BEEN AUDITED)


      The following table sets forth the computation of basic and diluted net loss per share:

                          PERIOD FROM
                         JUNE 27, 1997                 PRO FORMA       NINE MONTHS ENDED SEPTEMBER 30,
                         (INCEPTION) TO  YEAR ENDED    YEAR ENDED   ---------------------------------------
                          DECEMBER 31,  DECEMBER 31,  DECEMBER 31,                              PRO FORMA
                              1997          1998          1998         1998          1999          1999
                         -------------- ------------  ------------  -----------  ------------  ------------
                                                      (UNAUDITED)   (UNAUDITED)  (UNAUDITED)   (UNAUDITED)
Numerator:
 Net loss...............   $(958,000)   $(7,542,000)  $(7,542,000)  $(4,814,000) $(15,528,000) $(15,528,000)
 Imputed beneficial
  conversion dividends
  on preferred stock....          --             --            --            --    (7,755,000)           --
                           ---------    -----------   -----------   -----------  ------------  ------------
                           $(958,000)   $(7,542,000)  $(7,542,000)  $(4,814,000) $(23,283,000) $(15,528,000)
                           =========    ===========   ===========   ===========  ============  ============
Denominator:
 Weighted average common
  shares outstanding....          --      1,460,000     1,460,000     1,211,778     2,377,428     2,377,428
 Weighted average
  unvested common shares
  subject to
  repurchase............          --       (555,333)     (555,333)     (480,629)     (579,774)     (579,774)
 Assumed weighted
  average number of
  shares upon conversion
  of preferred stock....          --             --     3,371,195            --            --    10,576,470
                           ---------    -----------   -----------   -----------  ------------  ------------
                                  --        904,667     4,275,862       731,149     1,797,654    12,374,124
                           =========    ===========   ===========   ===========  ============  ============
Net loss per share
 (basic and diluted)....   $      --    $     (8.34)  $     (1.76)  $     (6.58) $     (12.95) $      (1.25)
                           =========    ===========   ===========   ===========  ============  ============

      The Company reported a net loss during the period from June 27, 1997 (inception) to December 31, 1997, 1998 and during the nine months ended September 30, 1998 and 1999. Accordingly, common stock equivalents totaling 1,116,667 shares, 9,179,034 shares, 13,780,534 shares and 18,635,971 shares at
December 31, 1997, September 30, 1998, December 31, 1998 and September 30, 1999, respectively, have been excluded from the computation since their effect would be antidilutive.

COMPREHENSIVE INCOME (LOSS)

      Effective January 1, 1998, the Company adopted SFAS 130, "Reporting Comprehensive Income." SFAS 130 establishes new rules for the reporting and display of comprehensive income (loss) and its components. The Company's comprehensive loss is the same as its net loss for all periods presented.

SEGMENT INFORMATION

      Effective January 1, 1998, the Company adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 establishes standards for reporting information about operating segments in annual financial statements and requires disclosure of selected information about operating segments to stockholders. The statement also establishes standards for related disclosures about products and services, geographic areas and customer concentrations. Under SFAS 131, operating segments are determined consistent with the way that management organizes and evaluates financial information internally for making operating decisions and assessing performance. The Company's operating segment

                                NEOPOINT, INC.

 (INFORMATION AS OF SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS ENDED SEPTEMBER
                                 30, 1998 AND
 1999, AND INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1999, HAS NOT BEEN AUDITED)

information is disclosed in Note 10, whereas significant customer and geographic concentrations are disclosed under the caption "Concentration of Credit Risk" elsewhere in this footnote.

RECLASSIFICATIONS

      Certain prior year amounts have been reclassified to conform to the current period presentation.

RECENT ACCOUNTING PRONOUNCEMENTS

      In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivatives and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. In May 1999, the FASB voted to delay the effective date of SFAS 133 by one year, meaning that the Company will be required to adopt this standard in 2001. The Company has not used any derivative instruments to date. Management does not anticipate that the adoption of this new standard will have a significant effect on the financial position or results of operations of the Company.

NOTE 3--PROPERTY AND EQUIPMENT

      Property and equipment consists of the following:

                                              DECEMBER 31,
                                           --------------------  SEPTEMBER 30,
                                             1997       1998         1999
                                           --------  ----------  -------------
                                                                  (UNAUDITED)
Computer equipment and software........... $160,000  $  645,000   $1,121,000
Production and test equipment.............  236,000     682,000      980,000
Leasehold improvements....................       --          --       45,000
Furniture, office equipment and other.....       --      15,000       85,000
                                           --------  ----------   ----------
                                            396,000   1,342,000    2,231,000
Less: accumulated depreciation and
 amortization.............................  (13,000)   (308,000)    (740,000)
                                           --------  ----------   ----------
                                           $383,000  $1,034,000   $1,491,000
                                           ========  ==========   ==========

NOTE 4--LONG-TERM DEBT

      Long term debt is comprised of the following:

                                                               DECEMBER 31,
                                                            -------------------
                                                               1997      1998
                                                            ---------- --------
Convertible promissory note bearing interest at 6.23%;
 converted into Series A preferred stock in April 1998..... $  175,000 $     --
Convertible promissory note bearing interest at 5.84%;
 converted into Series A preferred stock in April 1998.....  1,500,000       --
Note payable to a member of the Board of Directors bearing
 interest at 6.23%; payable in annual installments from
 December 31, 2000 through December 31, 2002; prepaid in
 May 1999 (Note 9).........................................    100,000  100,000
                                                            ---------- --------
                                                            $1,775,000 $100,000
                                                            ========== ========

                                 NEOPOINT, INC.

 (INFORMATION AS OF SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS ENDED SEPTEMBER
                                  30, 1998 AND
 1999, AND INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1999, HAS NOT BEEN AUDITED)


      In February 1998, the Company issued a convertible promissory note in exchange for cash of $1,000,000. In April 1998, in connection with the private placement of Series A preferred stock, this note along with previously outstanding convertible promissory notes aggregating $2,675,000 were converted into 1,783,334 shares of Series A preferred stock at $1.50 per share (Note 6).

NOTE 5--COMMITMENTS

      The Company leases its facilities, vehicles and certain office equipment under noncancelable operating leases that expire on various dates through 2003, certain of which contain provisions for increasing minimum annual rental amounts. The Company recognizes rent expense on a straight-line basis and records the excess of cumulative rent expense over amounts paid as a deferred rent liability. Rent expense under operating leases totaled $16,000 and $332,417 during the period from July 27, 1997 (inception) to December 31, 1997 and during 1998, respectively.

      The Company is also party to certain capital equipment leases that mature on various dates through 2001. Such leases are generally collateralized by the underlying equipment and deposits held by the leasing companies. The cost and accumulated amortization of equipment under these capital leases at December 31, 1998 totaled $583,000 and $89,000, respectively. No capital leases existed at December 31, 1997.

      Future minimum lease payments under operating and capital leases are as follows at December 31, 1998:

                                                            OPERATING CAPITAL
                                                             LEASES    LEASES
                                                            --------- --------
1999....................................................... $650,000  $258,000
2000.......................................................  196,000   165,000
2001.......................................................   39,000    18,000
2002.......................................................   27,000        --
2003.......................................................   13,000        --
                                                            --------  --------
Total minimum lease payments............................... $925,000   441,000
                                                            ========
Less amount representing interest..........................            (50,000)
                                                                      --------
Present value of minimum lease payments....................            391,000
Less current portion of obligations under capital leases...           (220,000)
                                                                      --------
Long-term portion of obligations under capital leases......           $171,000
                                                                      ========

NOTE 6--STOCKHOLDERS' EQUITY (DEFICIT)

CONVERTIBLE PREFERRED STOCK

      During 1998, the Company issued an aggregate of 5,253,334 shares of Series A preferred stock for $1.50 per share, in exchange for cash totaling $5,205,000 and the conversion of promissory notes totaling $2,675,000 (Note 4). During the nine months ended September 30, 1999, the Company issued an aggregate of 1,113,334 additional shares of Series A preferred stock for $1.50 per share.

      During 1998, the Company issued an aggregate of 4,100,000 shares of Series B preferred stock for $2.50 per share. During the nine months ended September 30, 1999, the Company issued an aggregate of 1,900,000 additional shares of Series B preferred stock for $2.50 per share.

                                 NEOPOINT, INC.

 (INFORMATION AS OF SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS ENDED SEPTEMBER
                                  30, 1998 AND
 1999, AND INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1999, HAS NOT BEEN AUDITED)


      The holders of Series A and B preferred stock are entitled to cumulative preferred dividends when, as and if declared by the Company's Board of Directors at the rate of $0.12 per share of Series A preferred stock and $0.20 per share of Series B preferred stock per annum. No dividends with respect to any share of preferred stock shall be declared or paid unless at the same time a proportionate dividend has been paid or declared with respect to the other preferred stock series. Through December 31, 1998, no dividends have been declared on any series of preferred stock. In the event of liquidation, dissolution or winding up of the Company, the holders of preferred stock are entitled to liquidating distributions, prior, and in preference to any distributions to holders of common stock, of $1.50 per share with respect to Series A preferred stock and $2.50 per share with respect to Series B preferred stock, plus an amount equal to all declared but unpaid dividends. Each share of preferred stock is convertible at the option of the holder into an equal number of shares of common stock, subject to customary adjustments to protect against dilution. Each share of preferred stock shall automatically be converted into common stock upon the earlier of (i) the date specified by vote or written consent of the holders of not less than two-thirds of the then-outstanding shares of Series A and B preferred stock, or (ii) the closing of a firm commitment underwritten public offering of common stock, as defined. The holders of preferred stock are entitled to one vote for each common share into which such preferred shares would convert.

      Pursuant to a Series B Conversion Price Agreement (the "Conversion Price Agreement") executed between the Company and the Series B stockholders, the ratio of conversion of Series B preferred stock into common stock would have been subject to adjustment in favor of the holders of the Series B preferred stock if the Company did not meet certain pre-tax income requirements for fiscal 1999 or for fiscal 1999 and 2000 combined. On October 1, 1999, the Conversion Price Agreement was terminated (Note 12).

      In connection with the issuance of Series A and B preferred stock during the nine months ended September 30, 1999, the Company imputed beneficial conversion dividends totaling $3,246,000 and $4,509,000, respectively, representing the excess of the estimated aggregate fair value of the underlying common stock into which the Series A and B preferred stock is convertible over the aggregate issuance price of the Series A and B preferred shares. These amounts have been recorded as a charge against the Company's accumulated deficit in the accompanying financial statements.

COMMON STOCK

      During 1998, the Company issued 2,100,000 shares of common stock to its founder and certain employees for $0.10 per share. Additionally, the Company issued 58,000 shares of common stock to its founder in exchange for the founder's assignment of certain intellectual property rights to the Company (Note 9).

      During the nine months ended September 30, 1999, the Company sold 160,000 shares of common stock to certain employees for $0.10 per share. Additionally, the Company issued 300,000 shares of common stock to a former member of the Board of Directors in connection with a settlement agreement and 40,000 shares of common stock to its founder in connection with an amendment to an assignment agreement (Note 9).

      Shares of common stock issued to the founder and certain employees during 1998 and during the nine months ended September 30, 1999 are subject to repurchase by the Company pursuant to a vesting schedule which extends for a period of three years from the stockholders' original employment dates. In the event of termination of employment, the Company has the option to repurchase the unvested shares at their original

                                NEOPOINT, INC.

 (INFORMATION AS OF SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS ENDED SEPTEMBER
                                 30, 1998 AND
 1999, AND INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1999, HAS NOT BEEN AUDITED)

issuance price. At December 31, 1998 and September 30, 1999, 676,389 and 457,361 of the outstanding common shares, respectively, remained subject to repurchase by the Company.

     The common stock that was issued to employees during the nine months ended September 30, 1999 was issued below the estimated fair value, for financial reporting purposes, of the stock at the time of issuance. As a result, the Company recorded deferred compensation in the amount of $714,000 which is being amortized as a charge to expense over the vesting period of the applicable shares using the aggregation methodology prescribed by FASB Interpretation No. 28. Such amortization totaled $651,000 during the nine months ended September 30, 1999.

STOCK OPTIONS

     In March 1998, the Board of Directors adopted the Company's 1998 Stock Option Plan (the "Plan"). The Plan, which is administered by the Board of Directors, provides for the granting of incentive stock options and nonstatutory stock options to purchase common stock to employees, members of the Board of Directors and consultants to the Company. At December 31, 1998, 5,900,000 shares of common stock were issuable under the Plan and 1,472,800 shares of common stock remained available for grant. At September 30, 1999, 6,500,000 shares of common stock were issuable under the Plan, as amended, and 704,625 shares of common stock remained available for grant. Stock options may be granted under the Plan at a price per share not less than the fair value of the Company's common stock at the date of grant for incentive stock options and not less than 85% of the fair value of the Company's common stock at the date of grant for nonstatutory stock options, which fair values are determined by the Board of Directors. Options granted under the Plan generally vest ratably over a period of four years and expire ten years from the date of grant.

     The following table summarizes option activity under the Plan since its adoption:

                                                            NINE MONTHS ENDED
                                                            SEPTEMBER 30, 1999
                                               1998             (UNAUDITED)
                                        ------------------- -------------------
                                                   WEIGHTED            WEIGHTED
                                                   AVERAGE             AVERAGE
                                                   EXERCISE            EXERCISE
                                         SHARES     PRICE    SHARES     PRICE
                                        ---------  -------- ---------  --------
Outstanding at beginning of period.....        --      --   4,427,200   $0.11
Granted................................ 4,450,200   $0.11   1,879,000   $0.25
Exercised..............................        --      --    (285,458)  $0.11
Forfeited..............................   (23,000)  $0.10    (510,825)  $0.18
                                        ---------           ---------
Outstanding at end of period........... 4,427,200   $0.11   5,509,917   $0.15
                                        =========           =========

     The following table summarizes information about stock options outstanding at September 30, 1999:

                                                                  OPTIONS
                                   OPTIONS OUTSTANDING          EXERCISABLE
                              ------------------------------ ------------------
                                         WEIGHTED
                                          AVERAGE
                                         REMAINING  WEIGHTED           WEIGHTED
                                        CONTRACTUAL AVERAGE            AVERAGE
                              NUMBER OF    LIFE     EXERCISE NUMBER OF EXERCISE
RANGE OF EXERCISE PRICES       SHARES     (YEARS)    PRICE    SHARES    PRICE
------------------------      --------- ----------- -------- --------- --------
$0.10-$0.11.................. 3,640,292     7.1      $0.10   1,397,886  $0.10
$0.25........................ 1,869,625     7.3      $0.25     725,000  $0.25
                              ---------                      ---------
                              5,509,917                      2,122,886
                              =========                      =========

                                 NEOPOINT, INC.

 (INFORMATION AS OF SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS ENDED SEPTEMBER
                                  30, 1998 AND
 1999, AND INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1999, HAS NOT BEEN AUDITED)


STOCK BASED COMPENSATION

      During 1998 and during the nine months ended September 30, 1999, the Company's stock options were granted to employees with exercise prices below the estimated fair value, for financial statement purposes, of the underlying common stock on the date of grant. As a result, the Company recorded deferred compensation in the amount of $1,532,000 and $5,269,000 during these periods, respectively. These amounts are being amortized to expense over the vesting periods of the applicable options using the aggregation methodology prescribed by FASB Interpretation No. 28. Such amortization totaled $636,000 and $1,962,000 during 1998 and during the nine months ended September 30, 1999, respectively.

      During 1998 and during the nine months ended September 30, 1999, the Company granted options to various consultants. Deferred compensation related to these options totaled $114,000 and $4,768,000 during these periods, respectively. These amounts are being amortized to expense over the life of the respective consulting arrangements using the aggregation methodology prescribed by FASB Interpretation No. 28. Such amortization totaled $19,000 and $3,774,000 during 1998 and during the nine months ended September 30, 1999, respectively.

PRO FORMA DISCLOSURE

      Had compensation cost for the Company's stock-based compensation awards been determined based on the fair value at the grant dates for such awards, consistent with SFAS 123, the Company's net loss and net loss per common share would have been as follows for 1998:

     Net loss:
       As reported................................................ $(7,542,000)
       Pro forma.................................................. $(7,616,000)
     Net loss per common share (basic and diluted):
       As reported................................................ $     (8.34)
       Pro forma.................................................. $     (8.42)

      The reported results for 1997 would not be impacted as no stock-based compensation awards were granted during that period. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: dividend yield of 0%; expected volatility of 0%; risk-free interest rate of 6%; and an expected option life of 4.0 years. The weighted average fair value of options granted during 1998 was approximately $0.39 per option.

WARRANTS

      On June 4, 1999, the Company granted to Sprint PCS two nonforfeitable warrants to purchase an aggregate of 759,386 shares of the Company's common stock in exchange for Sprint PCS' minimum purchase commitment as prescribed by a CDMA PCS Subscriber Unit Supply Agreement executed between the Company and Sprint PCS. The first warrant, which entitles Sprint PCS to purchase up to 379,693 shares of common stock at $2.50 per share, was immediately exercisable on the date of grant and expires on June 4, 2004. The second warrant, which entitles Sprint PCS to purchase up to 379,693 shares of common stock at $4.00 per share, is exercisable beginning January 1, 2000 and expires on January 1, 2005.

      The fair value of the warrants issued to Sprint PCS was estimated to be $2,545,000 using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; expected volatility of

                                 NEOPOINT, INC.

 (INFORMATION AS OF SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS ENDED SEPTEMBER
                                  30, 1998 AND
 1999, AND INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1999, HAS NOT BEEN AUDITED)

60%; risk-free interest rate of 6%; and a term of 5 years. This amount is being recognized on a per-unit basis as a sales discount in connection with the Company's shipments of product pursuant to Sprint PCS' minimum purchase commitment. Through September 30, 1999, $2,413,000 of this amount has been recorded as a sales discount in connection with products shipped to Sprint PCS. The remaining $132,000 of this amount has been recorded as a deferred sales discount and will be amortized in connection with the shipment to Sprint PCS of the remaining products under the minimum commitment.

NOTE 7--EMPLOYEE RETIREMENT PLAN

      The Company sponsors an employee retirement plan that qualifies as a deferred salary arrangement under section 401(k) of the Internal Revenue Code. Under the retirement plan, participating employees may defer a portion of their pretax earnings, up to specified limits. Additionally, the Company may elect to make matching contributions into the retirement plan, subject to Board of Director approval. To date, the Company has not made any matching contributions into the retirement plan.

NOTE 8--INCOME TAXES

      Deferred tax assets are comprised of the following:

                                                              DECEMBER 31,
                                                          ---------------------
                                                            1997       1998
                                                          --------  -----------
     Net operating loss carryforwards.................... $344,000  $ 2,982,000
     Research and development credit carryforwards.......   15,000      194,000
     Other, net..........................................  138,000      142,000
                                                          --------  -----------
                                                           497,000    3,318,000
     Valuation allowance................................. (497,000)  (3,318,000)
                                                          --------  -----------
     Net deferred tax assets............................. $     --  $        --
                                                          ========  ===========

      Based upon the lack of prior earnings history of the Company and based upon other available evidence, management has recorded a full valuation allowance against net deferred tax assets. Due to the cumulative losses of the Company since inception and as a result of the full valuation allowance placed against net deferred tax assets, no income tax provision or benefit was recorded during the period from June 27, 1997 (inception) to December 31, 1997 or during 1998.

      At December 31, 1998, the Company had federal and state tax net operating loss carryforwards totaling $7,294,000 and $7,358,000, respectively, which begin to expire in 2012 and 2005, respectively. The Company also has federal and state research and development tax credit carryforwards totaling $143,000 and $77,000, respectively. The federal research and development credit carryforwards will begin to expire in 2012 while the state research and development credit carryforwards are not subject to an expiration date in accordance with current state statute.

      As a result of the Company's issuance of Series A and B preferred stock during the nine months ended September 30, 1999, which resulted in a change in ownership as defined by Sections 382 and 383 of the Internal Revenue Code, the Company's utilization of net operating loss and research and development credit carryforwards generated prior to the ownership change will be subject to an annual limitation on a prospective basis.

                                 NEOPOINT, INC.

 (INFORMATION AS OF SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS ENDED SEPTEMBER
                                  30, 1998 AND
 1999, AND INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1999, HAS NOT BEEN AUDITED)


NOTE 9--RELATED PARTY TRANSACTIONS

      The Company is party to a supply agreement with LG Information & Communications ("LGIC"), an existing holder of Series A preferred stock, under which LGIC manufactures SmartPhone handsets for the Company. In accordance with this agreement, under separately executed purchase orders, the Company procures from LGIC product for resale to its customers. During the nine months ended September 30, 1999, purchases from LGIC amounted to $14,905,000. Additionally, during 1998, the Company paid to LGIC $163,000 for services performed on behalf of the Company. At December 31, 1998 and September 30, 1999, amounts payable to LGIC totaled $83,000 and $14,579,000, respectively. Committed future minimum purchases from LGIC at September 30, 1999 amounted to $4,482,000. None of these commitments extend beyond one year.

      The Company procures substantially all of its SmartPhone handset accessories from a Company whose sole stockholder and president is a relative of one of the Company's officers. During the nine months ended September 30, 1999, purchases from this entity amounted to $2,894,000 and, at September 30, 1999, amounts payable to this entity totaled $3,000. During 1998, the Company paid $70,000 to the entity as a deposit for inventory purchased in 1999. This amount was included in other current assets at December 31, 1998. Committed future minimum purchases from this entity at September 30, 1999 amounted to $1,429,000. None of such commitments extend beyond one year. The Company also subleases certain space to this entity on a month-to-month basis. Sublease rental income received from this entity amounted to $22,000 during the nine months ended September 30, 1999.

      During the nine months ended September 30, 1999, the Company entered into a settlement agreement with a former member of the Board of Directors in connection with that member's resignation from the Board. In connection with this agreement, the Company issued to the former Board member 300,000 shares of common stock having an estimated fair market value for financial reporting purposes of $1,332,000. This amount was recorded as a charge to operations during the nine months ended September 30, 1999. The Company also repaid to the former Board member the outstanding balance associated with a promissory note (Note 4) in connection with the settlement agreement.

      In September 1999, the Company granted to Transpac, an existing holder of Series A and B preferred stock, a nonforfeitable option to purchase up to 600,000 shares of the Company's common stock at $0.25 per share in return for certain strategic consulting services being provided by Transpac in connection with a consulting arrangement that commenced on November 24, 1998 and extends through December 31, 1999. The option was immediately exercisable on the date of grant and expires on September 20, 2001. The fair value of this option was measured on the date of grant and was estimated by management to be $3,425,000 using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; expected volatility of 60%; risk-free interest rate of 6%; and a term of 2 years. This amount is being amortized over the term of the consulting arrangement as a charge to general and administrative expenses. This amortization totaled $2,665,000 during the nine months ended September 30, 1999. At September 30, 1999, deferred compensation related to this option amounted to $770,000.

      During 1998, the Company executed an Assignment Agreement with its founder and President, who is also a significant stockholder, pursuant to which the Company paid $50,000 and issued 58,000 shares of common stock to the founder in exchange for the founder's assignment of certain patent and intellectual property rights to the Company. The Company ascribed $0.10 to these shares, which approximated the founder's basis in the assigned assets. In September 1999, the Company and the founder executed

                                 NEOPOINT, INC.

 (INFORMATION AS OF SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS ENDED SEPTEMBER
                                  30, 1998 AND
 1999, AND INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1999, HAS NOT BEEN AUDITED)

an amendment to the Assignment Agreement in order to remove a contingent obligation that existed pursuant to this agreement. As consideration for the removal of the contingent obligation, the Company agreed to pay to the founder $75,000 and issue to the founder 40,000 shares of common stock having an estimated fair value for financial reporting purposes of $237,000. The total of $312,000 was recorded as a charge to operations during the nine months ended September 30,1999. As of September 30, 1999, the cash portion of this charge had not yet been paid and is included within other accrued liabilities in the accompanying balance sheet. The Company has no further obligations under the Assignment Agreement, as amended.

NOTE 10--SEGMENT INFORMATION

      The Company has identified two reportable operating segments based upon the manner in which management organizes and evaluates financial information internally for making operating decisions and assessing performance, as follows:

        Products and network services--consists principally of the design and marketing of SmartPhones for use in mobile wireless networks. Within this segment, the Company also provides engineering and consulting services to wireless network carriers, equipment vendors and infrastructure manufacturers.

        myAladdin.com services--provides personalized mobile data information services that integrate wireless devices with the Internet. This segment commenced operations during the nine months ended September 30, 1999 and, to date, has not generated any revenues.

      The Company evaluates the performance of its operating segments based on the determination of operating income or loss, excluding general and administrative expenditures and expenditures related to the amortization of deferred compensation and other stock-based awards that are not allocated directly to the operating segments. The Company does not allocate corporate assets among its operating segments. The table below presents information relating to the Company's two reportable operating segments for the nine months ended September 30, 1999. During the period from June 27, 1997 (inception) to December 31, 1997 and during 1998, the Company had only one operating segment; accordingly, disclosure of operating segment information for these periods is not applicable.

                                      PRODUCTS AND
                                        NETWORK     MYALADDIN.COM
NINE MONTHS ENDED SEPTEMBER 30, 1999    SERVICES      SERVICES       TOTAL
------------------------------------  ------------  ------------- ------------
                                      (UNAUDITED)    (UNAUDITED)  (UNAUDITED)
Net Revenues........................  $ 23,619,000    $      --   $ 23,619,000
Operating expenditures, excluding
 general and administrative
 expenditures and expenditures
 related to the amortization of
 deferred compensation and other
 stock-based awards.................   (28,047,000)    (658,000)   (28,705,000)
                                      ------------    ---------   ------------
Loss from operations, excluding
 general and administrative
 expenditures and expenditures
 related to the amortization of
 deferred compensation and other
 stock-based awards.................  $ (4,428,000)   $(658,000)    (5,086,000)
                                      ============    =========
General and administrative
 expenditures and expenditures
 related to the amortization of
 deferred compensation and other
 stock-based awards.................                               (10,614,000)
                                                                  ------------
Loss from operations................                              $(15,700,000)
                                                                  ============

                                 NEOPOINT, INC.

 (INFORMATION AS OF SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS ENDED SEPTEMBER
                                  30, 1998 AND
 1999, AND INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1999, HAS NOT BEEN AUDITED)


NOTE 11--LEGAL PROCEEDINGS

      In December 1999, Sprint PCS notified us that it had received a letter claiming that products sold by Sprint PCS utilize technology covered by U.S. patent 4,473,824 entitled "Price Quotation System." The letter did not specifically refer to our SmartPhones. At the request of Sprint PCS, we have assumed responsibility of responding to this letter in accordance with our CDMA PCS Subscriber Unit Supply Agreement. We are currently evaluating the issue with Sprint PCS and patent counsel.

      On September 28, 1999, a former employee filed a lawsuit in Superior Court of the State of California, County of San Diego, against the Company and its president alleging various tort, contract and statutory claims arising out of an employment dispute. The former employee claims that he is entitled to receive an aggregate of 150,000 shares of the Company's common stock and options to acquire an additional 150,000 shares of common stock at an exercise price of $0.10 per share under the terms of an alleged employment agreement. The complaint seeks monetary damages of approximately $2.4 million, additional monetary penalties and punitive damages. In October 1999 the Company filed a general denial and made affirmative defenses to the former employee's complaint. We are currently in the process of discovery.

      On August 6, 1999, the Company filed a voluntary self-disclosure with the
U. S. Department of Commerce relating to inadvertent exports to Korea of software requiring an export license for which no export license had been obtained. The Company has obtained licenses for subsequent export of this software.

      Although the ultimate outcome of the above matters is not presently determinable, the Company believes that the resolution of all such pending matters will not have a material adverse affect on the Company's financial position, results of operations or liquidity; however, there can be no assurance that the ultimate resolution of these matters will not have a material impact on the Company's results of operations in any period.

NOTE 12--EVENTS SUBSEQUENT TO SEPTEMBER 30, 1999

      On October 1, 1999, the Company terminated the Series B Conversion Price Agreement (Note 6) upon the unanimous written consent of the Series B stockholders relinquishing their conversion price rights under that agreement. In connection with the termination of the Series B Conversion Price Agreement, the Company issued to Transpac, the majority holder of the Series B preferred stock, a warrant to purchase 700,000 shares of Series C preferred stock at $6.00 per share. The warrant expires upon the earlier of January 31, 2001 or upon the closing of a qualified initial public offering of the Company's securities, as defined. The fair value of the warrant was measured on the date of grant and was estimated by management to be $1,618,000 using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; expected volatility of 60%; risk-free interest rate of 6%; and a term of
1.3 years. This amount will be recorded as a beneficial conversion dividend and charged against the Company's accumulated deficit in October 1999.

      On October 7, 1999, in connection with the execution of a Series C Preferred Stock Purchase Agreement, Siemens Aktiengesellschaft ("Siemens") agreed to purchase 3,000,000 shares of Series C preferred stock and a warrant to purchase an additional 1,500,000 shares of Series C preferred stock, for aggregate consideration of $24,000,000. The warrant entitles Siemens to purchase the additional shares of Series C preferred stock for $6.00 per share, was immediately exercisable upon grant, and expires upon the earlier of January 31, 2001 or upon the closing of an initial public offering of the Company's securities, as defined. On December 3, 1999, the Company consummated the sale of these securities to Siemens, receiving gross proceeds of $24,000,000. The Company ascribed $20,460,000 of the proceeds to the Series C preferred

                                 NEOPOINT, INC.

 (INFORMATION AS OF SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS ENDED SEPTEMBER
                                  30, 1998 AND
 1999, AND INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1999, HAS NOT BEEN AUDITED)

stock and $3,540,000 to the warrants, representing the estimated fair value of the respective securities. The fair value of the warrant was estimated by management using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; expected volatility of 60%; risk-free interest rate of 6%; and a term of 1.2 years.

      In December 1999, the Company issued to various investors an aggregate of 775,000 additional shares of Series C preferred stock for $8.00 per share, receiving gross proceeds totaling $6,200,000.

      On November 9, 1999, in contemplation of the sale of Series C preferred stock, the Company amended its existing Articles of Incorporation to increase the number of authorized shares of preferred and common stock to 30,000,000 and 45,000,000 shares, respectively, and to designate 10,000,000 of the authorized preferred shares as Series C preferred stock.

      On December 4, 1999, the Company granted to LGIC a warrant to purchase 650,000 shares of Series C preferred stock at $8.00 per share. The warrant was immediately exercisable on the grant date and expires upon the earlier of January 31, 2001 or upon the closing of an initial public offering of the Company's securities, as defined. The warrant was granted as consideration for an amendment to the supply agreement between the Company and LGIC. The fair value of the warrant was measured on the date of grant and was estimated by management to be $1,462,000 using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; expected volatility of 60%; risk-free interest rate of 6%; and a term of 1.2 years. This amount will be recorded as a deferred charge in December 1999 and will be amortized to cost of revenues over a period of two years, which management believes to be the estimated remaining useful term of the supply agreement with LGIC, as amended.

      On December 14, 1999, the Company executed a six-year lease for new corporate facility space, commencing in July 2000. Future minimum commitments under this lease aggregate $8,436,000 over its term, which will expire in July 2006.

      On December 20, 1999, the Company's Board of Directors authorized management of the Company to file a Registration Statement with the Securities and Exchange Commission for the Company to sell shares of its common stock in an initial public offering. Prior to the effective date of the offering contemplated by this Prospectus, the Company will reincorporate in Delaware. The accompanying financial statements and related notes have been retroactively restated to reflect the effect of the planned Delaware reincorporation.

INSIDE BACK COVER ARTWORK

      At the center of the page is the trademarked myAladdin.com logo -- The word myAladdin.com is followed by a TM symbol. Underneath is the tagline, mobile. local. magical. To the right of this line are the words a service of NeoPoint TM. Centered vertically above this logo are the following partner logos in order from top to bottom: RadioDigest.com, MasterCard/Cirrus, clickTV, infospace.com. Centered below myAladdin.com logo are the following partner logos from top to bottom: Powered by iii, SelectTeeTimes.com, NAVTECH ONBOARD, GetThere.com, MAPQUEST.COM and onebox.com.

      Each of the four corners of the page contain a header, a partial image of a phone screen and a description. Starting in the upper left hand corner the header reads entertainment. The phone screen displays a restaurant look-up with the name of the restaurant, address, phone number and direction option. Text reads, "JOE'S STEAKHOUSE 1212 Capital Drive Button, OR 90011 1-619-555-7878 2-Directions." Below the image is the following description, "Whether you're across town or across the country, myAladdin.com will make sure you feel right at home." In the upper right hand corner the header reads "financial." The phone screen displays an example of the closest ATM accepting MasterCard/Cirrus followed by the name of the bank and address. The text reads "MasterCard ATM, closest ATMs:, 1. SUN COUNTRY BANK 4309 Vail Place Starwood, NJ 98750 USA Accepts Mastercard and Cirrus." The description below the image reads "Whether you're trying to get to your money or get more of it, myAladdin.com can help." In the lower right hand corner of the page the header reads "travel." The phone screen is an image of flight information, the specific text reads "AA Flight #100 ARRIVES: Los Angeles, CA (LAX) Gate: 46B Baggage Claim: 3 Sched. Arr.
Time: 8:35pm (on time)." The description under the image reads "These shortcuts will take some of the hassle out of going on the road if you're a frequent flyer." In the bottom left hand corner of the screen the header reads "e-mail" and the phone image displays an e-mail message. The text on the screen reads "myAladdin.com TM email, From: Barry Davis, Date: Sunday, 19 Sept, Subj:
Electronic Files--Meeting at 8am tomorrow in NY. Call me tonight." The description below the image reads "Now you never have to miss a critical e-mail. Plus you can utilize a host of special routing and reply options."

 ---------------------------------------------------------------------------
 ---------------------------------------------------------------------------
       Through and including    , (the 25th day after the date of this
 prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                          SHARES

                                 NEOPOINT, INC.

                                  COMMON STOCK

                               ----------------
                                   PROSPECTUS
                               ----------------

                              MERRILL LYNCH & CO.

                                 CHASE H&Q

                          DONALDSON, LUFKIN & JENRETTE

                           U.S. BANCORP PIPER JAFFRAY


                                       , 2000

 ---------------------------------------------------------------------------
 ---------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

      The expenses to be paid by NeoPoint in connection with the distribution of the securities being registered are as set forth in the following table:

                                                                        AMOUNT
                                                                        -------
   Securities and Exchange Commission Fee.............................. $19,800
   NASD Filing Fee.....................................................   8,000
   Nasdaq National Market Listing Fee..................................
   *Legal Fees and Expenses............................................
   *Accounting Fees and Expenses.......................................
   *Printing Expenses..................................................
   *Blue Sky Fees and Expenses.........................................
   *Registrar and Transfer Agent Fees and Expenses.....................
   *Miscellaneous......................................................
                                                                        -------
     *Total............................................................ $
                                                                        =======

--------
* Estimated.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

      NeoPoint's restated certificate of incorporation provides that, to the fullest extent permitted by Delaware law, as it may be amended from time to time, no director of NeoPoint shall be liable to NeoPoint or its stockholders for monetary damages resulting from a breach of fiduciary duty as a director, except for (i) liability resulting from a breach of the director's duty of loyalty to NeoPoint and its stockholders, (ii) acts or omissions which are not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payment of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or (iv) a transaction from which the director derived an improper personal benefit. While the restated certificate of incorporation provides directors, officers, employees and agents with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate such duty. Accordingly, the restated certificate of incorporation will have no effect on the availability of equitable remedies such as an injunction or rescission based on a breach of such person's duty of care.

      NeoPoint's restated certificate of incorporation and the bylaws also provide mandatory indemnification for the benefit of directors, officers, employees and agents of NeoPoint to the fullest extent permitted by Delaware law, as amended from time to time, including most circumstances under which indemnification otherwise would be discretionary. In addition, NeoPoint has entered into individual indemnification agreements with each of its directors and officers providing indemnification benefits. Such indemnification rights include reimbursement for expenses incurred by such person in advance of the final disposition of a proceeding in accordance with the applicable provisions of Delaware law. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling NeoPoint pursuant to the foregoing provisions, NeoPoint has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. NeoPoint also will provide directors' and officers' liability insurance coverage for its directors and officers.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

      Since 1997, the Company has issued and sold unregistered securities as follows:

    (1) During the period from October 1997 to December 1997, NeoPoint received proceeds totaling $1.5 million and $175,000 from the issuance of convertible promissory notes to LGIC and Oriens, respectively. Additionally, in February 1998, NeoPoint received $1 million in proceeds from the issuance of an additional convertible promissory note to LGIC. These notes were converted into Series A preferred stock as set forth in paragraphs 2 and 3 below.

    (2) In October 1997, NeoPoint received a commitment from LGIC to purchase an aggregate of 5,333,334 shares of Series A preferred stock for $1.50 per share. In April 1998, NeoPoint issued to LGIC an aggregate of 2,666,667 shares of Series A preferred stock in exchange for cash totaling $1.5 million and the conversion of promissory notes totaling $2.5 million. Additionally, NeoPoint issued LGIC 1,440,000 million shares of Series A preferred stock in September 1998, 160,000 shares of Series A preferred stock in November 1998 and 1,066,667 shares of Series A preferred stock in May 1999 for aggregate proceeds totaling $4.0 million.

    (3) In June and July 1998, NeoPoint sold an aggregate of 916,667 shares of Series A preferred stock to Transpac Capital Pte Ltd., Oriens Investment & Advisory Ltd. and Platane Trust in exchange for cash totaling $1.2 million and the conversion of promissory notes totaling $175,000. Oriens Investment & Advisory Ltd. subsequently purchased an additional 70,000 shares of Series A preferred stock in August 1998 and 46,667 shares of Series A preferred stock in May 1999 for aggregate proceeds totaling $175,000.

    (4) In April 1998, NeoPoint sold to certain employees an aggregate of
        2.1 million shares of founders common stock for $0.10 per share, 1.5 million shares of which were sold to Mr. William Y. Son. In May 1999, NeoPoint sold to certain employees an additional 160,000 shares of founders common stock for $.10 per share. In September 1999, NeoPoint repurchased 5,833 shares of founders common stock for $.10 per share.

    (5) In February 1998, in connection with an Assignment Agreement between NeoPoint and Mr. William Y. Son, NeoPoint issued to Mr. Son 58,000 shares of common stock. In September 1999, in connection with an amendment to this agreement, NeoPoint issued an additional 40,000 shares of common stock to Mr. Son.

    (6) In November 1998, NeoPoint issued to Transpac and another investor an aggregate of 4.1 million shares of Series B preferred stock for aggregate proceeds of $10.3 million. In June and July 1999, NeoPoint issued an additional 1.9 million shares of Series B preferred stock to Transpac Nominees Pte Ltd. and other investors for aggregate proceeds totaling $4.8 million.

    (7) In May 1999, in connection with a settlement agreement, the Company issued to a former member of the board of directors 300,000 shares of common stock in connection with that member's resignation from the board of directors.

    (8) In June 1999, in connection with the execution of the CDMA PCS Subscriber Unit Supply Agreement with Sprint PCS, NeoPoint issued to Sprint PCS two warrants to purchase an aggregate of 759,386 shares of its common stock. The first warrant entitles Sprint PCS to purchase 379,693 shares of common stock for $2.50 per share and the second warrant entitles Sprint PCS to purchase 379,693 shares of common stock for $4.00 per share.

    (9) In October 1999, in connection with the termination of a Series B Conversion price agreement with Transpac and other investors, NeoPoint issued to Transpac a warrant to purchase an aggregate of 700,000 shares of Series C preferred stock for $6.00 per share.

    (10) In December 1999, NeoPoint issued Siemens Aktengesellschaft 3,000,000 shares of Series C preferred stock and a warrant to purchase 1.5 million shares of Series C preferred stock for aggregate consideration of $24.0 million. This warrant entitles Siemens to purchase an additional 1,500,000 shares of Series C preferred stock for $6.00 per share.

    (11) In December 1999, NeoPoint issued an aggregate of 775,000 additional shares of Series C preferred stock to various investors for aggregate proceeds of $6.2 million.

    (12) In December 1999, in connection with the execution of an amendment to the LGIC Research, Development and Distribution Agreement, NeoPoint issued LGIC a warrant to purchase an aggregate of 650,000 shares of Series C preferred stock for $8.00 per share.

    (13) As of December 31, 1999, NeoPoint has issued an aggregate of 1,250,066 shares of common stock through the exercise of stock options. As of December 31, 1999, NeoPoint has outstanding stock options to employees, officers, directors and consultants to purchase an aggregate of 4,855,048 shares of common stock at a weighted average exercise price of $0.24.

      The sales of the securities listed in paragraphs (1) through (12) above were made in reliance upon Section 4(2) of the Securities Act, which provides exemptions for transactions not involving a public offering. The purchasers of securities described above represented that they acquired them for their own account and not with a view to any distribution thereof to the public. NeoPoint made inquiries of purchasers of securities in these transactions and obtained representations from such purchasers to establish that such issuances qualified for an exemption from the registration requirements. The certificates evidencing the securities bear legends stating that the shares are not to be offered, sold or transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption from such registration requirements. The issuances of the options described in paragraph (13) above were exempt from registration under the Securities Act pursuant to Rule 701 promulgated thereunder, on the basis that the stock options were issued pursuant to the terms and conditions provided by Rule 701. NeoPoint did not retain underwriters in connection with the issuance of any of the Company's currently outstanding securities.

ITEM 16. EXHIBITS

  1.1(2)  Form of Underwriting Agreement.
  3.1(1)  Certificate of Incorporation of NeoPoint, Inc.
  3.2(1)  Bylaws of NeoPoint, Inc.
  4.1(2)  Form of Specimen Common Stock Certificate for NeoPoint, Inc.
  5.1(2)  Opinion of Latham & Watkins.
 10.1(1)  1998 Innovative Global Solution, Inc. Stock Option Plan
 10.2(2)  2000 NeoPoint, Inc. Equity Incentive Plan
 10.3(2)  NeoPoint, Inc. Employee Stock Purchase Plan
 10.4(1)  CDMA PCS Subscriber Unit Supply Agreement by and between Sprint
           Spectrum Equipment Company, L.P. and NeoPoint, Inc. dated as of June
           4, 1999 *
 10.5(1)  Research, Development and Distribution Agreement by and between LG
           Electronics Inc. and Innovative Global Solution, Inc. dated as of
           February 17, 1998, as amended September 1, 1999 *
 10.6(1)  Subscriber Unit License Agreement by and between QUALCOMM
           Incorporated and NeoPoint, Inc. dated as of September 23, 1999, as amended September 23, 1999 *
 10.7(1)  Strategic Partnership Agreement by and between GRIP, Inc. d.b.a.
           Select Tee Times and NeoPoint, Inc. dated as of September 10, 1999*
 10.8(1)  Consulting Agreement by and between Transpac Nominees Pte Ltd. and the Company dated as of September 20, 1999
 10.9(1)  Stock Subscription Warrant by and between Sprint Spectrum L.P. and
           NeoPoint, Inc. dated as of June 4, 1999
 10.10(1) Stock Subscription Warrant by and between Sprint Spectrum L.P. and
           NeoPoint, Inc. dated as of June 4, 1999
 10.11(1) Series C Preferred Stock Purchase Warrant by and between Transpac
           Nominees Pte Ltd. and NeoPoint, Inc. dated as of October 1, 1999

 10.12(1) Series C Preferred Stock Purchase Warrant by and between Siemens
           Aktiengesellschaft and NeoPoint, Inc. dated as of December 3, 1999
 10.13(1) Series C Preferred Stock Purchase Warrant by and between LG
           Information & Communications, Ltd. dated as of December 4, 1999
 10.14(1) Founder Stock Purchase Agreement by and between William Y. Son and
           Innovative Global Solution, Inc. dated as of April 28, 1998
 10.15(1) Assignment Agreement by and between William Y. Son and Innovative
           Global Solution, Inc. dated as of February 27, 1998
 10.16(1) Promissory Note by and between William Y. Son and Innovative Global
           Solution, Inc. dated as of April 6, 1998
 10.17(1) Promissory Note by and between William Y. Son and Innovative Global
           Solution, Inc. dated as of April 15, 1999
 10.18(1) Second Amended and Restated Investors' Rights Agreement by and among
           William Y. Son, the Investors (as defined in the Agreement) and
           NeoPoint, Inc. dated as of October 7, 1999
 10.19(1) Product Development Agreement by and between NexCom Korea and
           NeoPoint, Inc. dated as of July 22, 1999*
 23.1(1)  Consent of Ernst & Young LLP
 23.2(2)  Consent of Latham & Watkins (included in Exhibit 5.1)
 24.1(1)  Powers of Attorney (contained on the signature page of this
           Registration Statement)
 27.1(1)  Financial Data Schedule

--------
(1) Filed herewith.
(2) To be filed by amendment.
 * The Company is seeking confidential treatment with respect to portions of this exhibit.

ITEM 17. UNDERTAKINGS

      The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit promptly delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Diego, state of California, on January 11, 2000.


                                          NEOPOINT, INC.

                                          By: /s/
                                                    William Y. Son
                                            -----------------------------------
                                                       William Y. Son
                                             Chairman, Chief Executive Officer
                                                       and President

                               POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint William Y. Son and Matthew Gettinger, and each of them, with full power of substitution and full power to act without the other, his or her true and lawful attorney-in-fact and agent to act for him or her in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, any and all registration statements filed pursuant to Rule 462(b) of the Securities Act of 1933 (including post-effective amendments) and to file this Registration Statement, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in order to effectuate the same as fully, to all intents and purposes, as they or he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by each of the following persons in the capacities and on the dates indicated:

             SIGNATURE                             TITLE                      DATE
             ---------                             -----                      ----

         /s/ William Y. Son          Chairman, Chief Executive Officer  January 11, 2000
____________________________________  and President
           William Y. Son

       /s/ Gregory M. Decker         Vice President, Finance &          January 11, 2000
____________________________________  Administration (Principal
         Gregory M. Decker            Financial Officer and Principal
                                      Accounting Officer)

         /s/ Eric Campbell           Director                           January 11, 2000
____________________________________
           Eric Campbell


           /s/ Swan Chen             Director                           January 11, 2000
____________________________________
             Swan Chen

             SIGNATURE                             TITLE                      DATE
             ---------                             -----                      ----

         /s/ Pyoung Won Suh          Director                           January 11, 2000
____________________________________
           Pyoung Won Suh

           /s/ Peter Zapf            Director                           January 11, 2000
____________________________________
             Peter Zapf

                                 EXHIBIT INDEX

  1.1(2)  Form of Underwriting Agreement

  3.1(1)  Certificate of Incorporation of NeoPoint, Inc.

  3.2(1)  Bylaws of NeoPoint, Inc.

  4.1(2)  Form of Specimen Common Stock Certificate for NeoPoint, Inc.

  5.1(2)  Opinion of Latham & Watkins

 10.1(1)  1998 Innovative Global Solution, Inc. Stock Option Plan

 10.2(2)  2000 NeoPoint, Inc. Equity Incentive Plan

 10.3(2)  NeoPoint, Inc. Employee Stock Purchase Plan

 10.4(1)  CDMA PCS Subscriber Unit Supply Agreement by and between Sprint
           Spectrum Equipment Company, L.P. and NeoPoint, Inc. dated as of June
           4, 1999 *

 10.5(1)  Research, Development and Distribution Agreement by and between LG
           Electronics Inc. and Innovative Global Solution, Inc. dated as of
           February 17, 1998, as amended September 1, 1999 *

 10.6(1)  Subscriber Unit License Agreement by and between QUALCOMM
           Incorporated and NeoPoint, Inc. dated as of September 23, 1999, as amended September 23, 1999 *

 10.7(1)  Strategic Partnership Agreement by and between GRIP, Inc. d.b.a.
           Select Tee Times and NeoPoint, Inc. dated as of September 10, 1999*

 10.8(1) Consulting Agreement by and between Transpac Nominees Pte Ltd. and the Company dated as of September 20, 1999

 10.9(1)  Stock Subscription Warrant by and between Sprint Spectrum L.P. and
           NeoPoint, Inc. dated as of June 4, 1999

 10.10(1) Stock Subscription Warrant by and between Sprint Spectrum L.P. and
           NeoPoint, Inc. dated as of June 4, 1999

 10.11(1) Series C Preferred Stock Purchase Warrant by and between Transpac
           Nominees Pte Ltd. and NeoPoint, Inc. dated as of October 1, 1999

 10.12(1) Series C Preferred Stock Purchase Warrant by and between Siemens
           Aktiengesellschaft and NeoPoint, Inc. dated as of December 3, 1999

 10.13(1) Series C Preferred Stock Purchase Warrant by and between LG
           Information & Communications, Ltd. dated as of December 4, 1999

 10.14(1) Founder Stock Purchase Agreement by and between William Y. Son and
           Innovative Global Solution, Inc. dated as of April 28, 1998

 10.15(1) Assignment Agreement by and between William Y. Son and Innovative
           Global Solution, Inc. dated as of February 27, 1998 as amended
           September 20, 1990

 10.16(1) Promissory Note by and between William Y. Son and Innovative Global
           Solution, Inc. dated as of April 6, 1998

 10.17(1) Promissory Note by and between William Y. Son and Innovative Global
           Solution, Inc. dated as of April 15, 1999

 10.18(1) Second Amended and Restated Investors' Rights Agreement by and among
           William Y. Son, the Investors (as defined in the Agreement) and
           NeoPoint, Inc. dated as of October 7, 1999

 10.19(1) Product Development Agreement by and between NexCom Korea and
           NeoPoint, Inc. dated as of July 22, 1999*

 23.1(1) Consent of Ernst & Young LLP

 23.2(2) Consent of Latham & Watkins (included in Exhibit 5.1)

         Powers of Attorney (contained on the signature page of this 24.1(1) Registration Statement)

 27.1(1) Financial Data Schedule

--------
(1) Filed herewith.

(2) To be filed by amendment.

* The Company is seeking confidential treatment with respect to portions of this exhibit.